Registration Nos. 333-151073

811-09725

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT No. 2

POST-EFFECTIVE AMENDMENT No. N/A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 2

THE GUARDIAN SEPARATE ACCOUNT N

(Exact Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Complete Address of Principal Executive Offices)

(212) 598-8359

(Depositors Telephone Number)

RICHARD T. POTTER, JR., ESQ.

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Copy to:

Steve Roth

Sutherland, Asbill & Brennan

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b), or

☐	on pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(i), or

☐	on pursuant to paragraph (a)(i) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously-filed post-effective amendment.

The Registrant has registered an indefinite number of its shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required by such rule for the Registrant’s most recent fiscal year was filed on March 26, 2008.

September 2, 2008	Securities Act of 1933 File No. 333-151073

PROSPECTUS FOR EXECUTIVE BENEFITS VUL

Issued by The Guardian Insurance & Annuity Company, Inc. through

The Guardian Separate Account N

7 Hanover Square, New York, New York 10004

Executive Benefits VUL (Executive Benefits VUL) is a flexible premium variable universal life insurance policy designed for use by corporations and other employers to provide life insurance and to finance other employee benefits. If your primary need is not life insurance protection, then purchasing this Policy may not be in your best interest. The Policy is designed to provide lifetime insurance protection together with flexibility in the timing and amount of the premium payments, how your premiums are invested, and the amount of coverage. The policyowner bears the risk of investment losses for any premiums or cash values allocated to the variable investment options. A fixed-rate option is also available for allocation of Net Premiums and Policy Account Value. Special limits apply to transfers out of the fixed-rate option.

The following mutual funds correspond to the variable investment options available through this product.

RS Investment Management Co. LLC

(Class I Shares)

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Small Cap Core Equity VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Money Market VIP Series

RS Investment Management Co. LLC

(Class II Shares)

RS Global Natural Resources VIP Series

Fred Alger Management, Inc.

(Service Class Shares)

Alger American Capital Appreciation Portfolio

AllianceBernstein LP

(Class B Shares)

AllianceBernstein Global Technology Portfolio

AllianceBernstein Growth & Income Portfolio

AllianceBernstein International Value Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Real Estate Investment Portfolio

AllianceBernstein Value Portfolio

American Century Investment Management, Inc.

(Class 1 Shares)

American Century VP Capital Appreciation Portfolio

Davis Selected Advisors, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Delaware Management Company

(Service Class Shares)

Delaware VIP Capital Reserves Series

Delaware VIP Diversified Income Series

Delaware VIP Emerging Markets Series

Fidelity Management & Research Company

(Service Class 2 Shares)

Fidelity VIP Contrafund® Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Growth Portfolio

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP High Income Portfolio

Fidelity VIP Mid Cap Portfolio

Franklin Advisory Services LLC

(Class 2 Shares)

Franklin Small Cap Value Securities Fund

Gabelli Funds, LLC

Gabelli Capital Asset Fund

Invesco Aim Advisors, Inc.

(Series II Shares)

AIM V.I. Basic Value Fund

AIM V.I. Core Equity Fund

AIM V.I. Government Securities Fund

AIM V.I. Mid Cap Core Equity

AIM V.I. Utilities Fund

Janus Capital Management LLC

(Service Class Shares)

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Mid Cap Value Portfolio

Janus Aspen Worldwide Growth Portfolio

MFS Investment Management

(Service Class Shares)

MFS Growth Series

MFS New Discovery Series

MFS Research Series

MFS Research Bond Series

MFS Strategic Income Series

MFS Total Return Series

Templeton Global Advisors Limited

(Class 2 Shares)

Templeton Growth Securities Fund

EULAV Asset Management, LLC

Value Line Centurion Fund

Van Kampen Asset Management

(Class II Shares)

Van Kampen LIT Growth and Income II

This prospectus sets forth information that you should know about the Policy before investing. Please retain it for future reference. It must be accompanied by the current prospectuses for the foregoing variable investment options.

Please read these prospectuses carefully before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) that you may visit to view this prospectus and other information.

The Executive Benefits VUL policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC. Guardian Investor Services LLC (GIS) serves as principal underwriter and distributor of the Policies and offers the Policies through its sales representatives or through sales representatives of broker-dealer firms that have entered into agreements with GIAC and GIS to sell the Policies and who are registered with FINRA and with the states in which they do business. More information about GIS and its registered persons is available at http://www.finra.org or by calling 1-800-289-9999. You can also obtain various investor brochures from FINRA.

POLICY SUMMARY

THIS SUMMARY outlines the principal features of your Executive Benefits VUL variable universal life insurance Policy, including policy benefits, policy risks and the risks associated with each variable investment option available under the Policy. It is qualified by the detailed explanation which follows. A prospective purchaser should evaluate the need for life insurance and the Policy’s long term investment potential before buying a Policy. In addition, it may not be advantageous to terminate existing life insurance coverage and replace it with an Executive Benefits VUL Policy. Variable life insurance is not a short-term investment.

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide important benefits:

•	a death benefit that is not taxable to your beneficiary

•	a cash value that can grow, with taxes on the growth being deferred.

You allocate your Net Premium payments and cash value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That’s why it’s called variable life insurance. If the investment options that you choose perform well, the cash value of your Policy may increase, and the death benefit may also increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your Policy has no guaranteed cash value. The Policy is not suitable for short-term investment purposes.

WHAT ARE THE INSURANCE BENEFITS UNDER YOUR POLICY?

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force.

Death benefits

Currently only death benefit Option 1 is available under the Policy. In the future, we may offer death benefit Options 1 and 2.

•	under Option 1, the death benefit is a fixed amount, your Policy’s Total Face Amount;

•

under Option 2, the death benefit is a variable amount, based on your Policy’s Total Face Amount and the value of the investments held in your Policy, your Policy Account Value. These values can change depending on the performance of the investments held in your Policy.

If both death benefit Options 1 and 2 are available when your Policy is issued, and you have selected Option 2, within certain limits, you can change your Policy’s death benefit option from Option 2 to Option 1 on or after the first Policy Anniversary and as long as the insured is still living, until the Policy Anniversary closest to the insured’s 99th birthday. At the insured’s Attained Age 100, the death benefit option will automatically be changed to Option 1. See “Death Benefit Options.” At the insured’s Attained Age 121, we will pay the Policy Account Value less Policy Debt to you.

Terms we’ve used

In this document, “we,” “us,” “our,” and “GIAC” refer to The Guardian Insurance & Annuity Company, Inc., and “you,” “your,” and the “policyowner” refer to the policyowner. You can find definitions of special terms used in this prospectus in Appendix A.

Benefits

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Life insurance may also provide certain tax benefits.

SUMMARY	PROSPECTUS	1

Flexible premium

payments

After you have paid the Minimum to Issue Premium you may pay premiums on your Policy at any time and, subject to certain minimums and maximums, in any amount during the lifetime of the insured.

Allocation options

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option.

Supplemental face amount

You may purchase a Supplemental Face Amount when the policy is issued. The Supplemental Face Amount will be part of your Policy’s Total Face Amount until the insured’s Attained Age 100 at which time this coverage terminates. This option may not be available in all jurisdictions. See “Benefits and Policy Values.”

Tax benefits

In most cases, you are not taxed on earnings until you take earnings out of the Policy. The death benefit may be subject to Federal and state estate taxes but your beneficiary will generally not be subject to income tax on the death benefit. See “Federal Tax Considerations.”

WHAT ARE PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your Policy, which together form your Policy premium. See “Premiums.” After you have paid at least the Minimum to Issue Premium, you may pay premiums on your Policy at any time and, subject to certain minimums and maximums, in any amount during the lifetime of the insured subject to certain limits. However, if your Policy Account Value, less unpaid Monthly Deductions and less Policy Debt, is less than zero on a Monthly Processing Date, your Policy may lapse. We will warn you if your Policy is in danger of lapsing. See “Default.”

WHAT ARE YOUR ALLOCATION OPTIONS?

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option. See “Your Allocation Options.” Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to limit these options in the future.

Each variable investment option invests in a mutual fund or a series of a mutual fund. The value of these options, and your Policy Account Value in them, will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for amounts allocated to the variable investment options and, if you invest in variable investment options, you will be subject to the risk that investment performance will be poor and that your Policy Account Value will decrease. If this happens, you could lose everything you invest and your Policy could lapse without value unless you pay additional premium.

You will find the investment objectives, policies, fees and expenses, and a comprehensive discussion of the risks of each of these funds listed in the accompanying prospectus for that fund. You should read the fund prospectuses carefully and consider the investment objective, risks, fees and charges before investing in any variable investment option. See “The Variable Investment Options.”

Amounts allocated to the fixed-rate option earn a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option,

2	PROSPECTUS	SUMMARY

including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 3%. GIAC sets the rate of interest for the fixed-rate option in its sole discretion, and you assume the risk that the rates we set might not exceed the minimum guaranteed rate. Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?

To the extent that the money in your Policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time, subject to certain limitations on frequent transfer activity. See “Transfers Among the Investment Options” and “Frequent Transfers Among the Variable Investment Options.” We also limit transfers out of the fixed-rate option. See “Transfers from the Fixed-rate Option.” The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time, in our discretion, but not more than once per year.

DO YOU HAVE ACCESS TO THE MONEY YOU’VE INVESTED IN YOUR POLICY?

You may, within limits, make partial withdrawals from your Policy. See “Partial Withdrawals.”

You may also, within limits, borrow all or a portion of the loan value of your Policy, while the insured is living. There are risks associated with Policy loans. When you take a Policy loan, we transfer the amount of the loan out of the variable investment options and the fixed-rate option, and hold that amount in the Loan Account to serve as collateral. Amounts in the Loan Account do not participate in the investment experience of the allocation options. A loan, therefore, can affect the Policy Account Value and death benefit over time whether or not it is repaid. Outstanding loans reduce the amounts available for withdrawal or surrender, and the amount we pay on the insured’s death. Your Policy may lapse (terminate without value) if your Policy Debt plus Monthly Deduction due on any Monthly Processing Date exceeds the Policy Account Value. If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, you may have to pay tax on the amount you still owe to your Policy. See “Policy Loans” and “Federal Tax Considerations.”

Finally, you may at any time surrender your Policy for the Net Cash Surrender Value. After you surrender your Policy, you no longer have insurance coverage.

Your Policy has an Alternate Cash Surrender Value. If you surrender your Policy at any time prior to the start of Policy Month 84 and do not apply the proceeds to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, you will receive your Policy’s Alternate Cash Surrender Value. This is the Policy Account Value,

Investment Risks

Investment performance in the variable investment options may be unfavorable. You could lose everything you invest and your Policy could lapse without value if you do not pay additional premium. The rate of interest we declare for the fixed-rate option may decrease to the minimum guaranteed rate.

Loan Risks

Loans reduce the amount of Policy Account Value available for withdrawal or surrender, and the amount we pay on the insured’s death, by the amount of the indebtedness. Your Policy may lapse if your Policy Debt plus Monthly Deduction due on a Monthly Processing Date reduce the Policy Account Value to less than zero. A loan also may have negative tax consequences.

SUMMARY	PROSPECTUS	3

Surrender and

Withdrawal Risks

The Policy is designed to meet long-term financial goals. Surrenders and partial withdrawals may have negative tax consequences, and the charges associated with surrenders may play a role in determining whether your Policy will lapse.

Tax Risk

Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected benefits of purchasing a Policy.

less Policy Debt, plus a refund of a portion of the premium charges you have paid. Although there are no additional charges associated with the Alternate Cash Surrender Value, policies without this feature may have lower overall charges when compared to the Policies described in this prospectus.

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender it or make partial withdrawals in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short term investment. Surrenders and partial withdrawals may have negative tax consequences. See “Surrendering Your Policy” and “Federal Tax Considerations.”

HOW IS YOUR POLICY AFFECTED BY TAXES?

We believe there is a reasonable basis for concluding that your Executive Benefits VUL Policy will be treated as a life insurance contract under federal tax law. However, due to limited guidance, there is some uncertainty about the application of the federal tax law to the Policy. Assuming that your Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludible from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although some other taxes, such as estate taxes, may apply. You should also note that the Pension Protection Act of 2006 added provisions to the IRC that deny tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain requirements are met. Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, taxable distributions made to a taxpayer who is under the age of 59 1/2 are subject to a 10% penalty tax. If the Policy is not a MEC: (i) distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income, (ii) loans will generally not be treated as distributions, and (iii) neither distributions nor loans will be subject to the 10% penalty tax. See “Federal Tax Considerations.”

Complex rules may apply when a Policy is held by an employer or a trust in connection with the provision of employee benefits. You should consult your legal and tax advisors if you are planning to purchase the Policy for this purpose.

WHAT DEDUCTIONS AND CHARGES DO YOU HAVE TO PAY?

The deductions and charges associated with maintaining your Executive Benefits VUL Policy are set forth in the “Charges and Deductions Tables” and in the section titled “Deductions and Charges.”

4	PROSPECTUS	SUMMARY

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the total face amount of the policy

You may request a decrease in the Total Face Amount on any Policy Anniversary. The requested decrease must be at least $5,000 and the insured must be alive on the date the decrease will take effect. After giving effect to the decrease, the Policy’s Basic Face Amount cannot be lower than GIAC’s current minimum Basic Face Amount. See “Decreasing the Total Face Amount.”

Increasing the total face amount of the policy

On any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday and subject to our underwriting rules then in effect, you may request an increase in your Policy’s Total Face Amount. Increases will be issued in the form of Supplemental Face Amount. Certain limitations apply. See “Increasing the Total Face Amount.”

Exchanging your Executive Benefits VUL policy for a fixed-benefit life insurance policy

You may exchange your Executive Benefits VUL Policy for a level premium fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates prior to the second Policy Anniversary. There may be a credit or a cost to be paid. See “Exchanging a Policy.”

Canceling your policy after it has been issued

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days after you receive your Policy, or

•	45 days after you sign the completed application for your Policy.

Longer periods may apply in some states. You should refer to your Policy for further details. Once we receive your notice, we will refund all of the premiums you paid, and your Policy will be considered void from the beginning. See “Your Right To Cancel Your Policy.”

COULD YOUR POLICY LAPSE?

Your Policy may lapse if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, and you do not make the required payment within 61 days of the time the Monthly Deduction is due.

If we see that your Policy is in danger of lapsing, we will warn you 30 days in advance. We will tell you the amount of the required payment that you must pay in order to keep your Policy in force, and will keep your Policy in force if we receive the required payment by the date requested. See “Default.”

Depending on the state in which your Policy is issued, you may receive more than 30 days notice that your Policy is in danger of lapsing. You should refer to your Policy for further details.

Risk of increase in

current fees and

expenses

Certain Policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these expenses up to the guaranteed maximum levels.

Policy changes you

can make

With certain restrictions, you may:

•	request an increase or decrease in the Total Face Amount of your Policy

•	exchange your Executive Benefits VUL Policy for a level premium fixed-benefit life insurance policy

•	cancel your Policy after it has been issued.

Risk of policy lapse

Your Policy may lapse if you don’t pay enough Policy premium, if you have excess Policy Debt or the investment options you have chosen perform poorly.

SUMMARY	PROSPECTUS	5

CHARGES AND DEDUCTIONS TABLES

The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the Policy. If the amount of the charge varies depending on the Total Face Amount and/or the individual characteristics of the insured — such as age, sex, and underwriting class — the tables below show the maximum and minimum charges we assess under the Policy and the charges for a typical insured. The charges may not be typical of the charges you will pay. The first table describes the fees and expenses that are payable at the time that you buy the Policy, surrender the Policy, or transfer Policy Account Value among the variable investment options and the fixed-rate option. All charges have been rounded to the nearest cent or hundredth, as applicable.

TRANSACTION FEES
Charge	When Charge is Deducted or Imposed	Amount Deducted
Maximum Guaranteed Charge and Current Charge
Premium Charge[1]	Upon each premium Payment	• 9% of premiums paid up to one Target Premium2,[3] • 5% of premiums paid in excess of one Target Premium2,[3]
Reinstatement Charge	Upon reinstatement	(1) Interest on any excess of Policy Debt over Policy Account Value at 6% per year, plus (2) Interest on the Policy Debt from date of lapse to date of reinstatement.
		Maximum Guaranteed Charge	Current Charge
Transfer Charge	At the time of each transfer	$25 per transfer[4]	None

Representative costs may vary from the costs you would incur. Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

[1]	The premium charge includes a charge for premium taxes, which vary from jurisdiction to jurisdiction and generally range from 0%-6% with some municipalities in Kentucky ranging up to 10%.
[2]

Premium charges decline after Policy Year 10. Beginning in Policy Year 11 and each year thereafter, the guaranteed and current premium charge is 5% of premiums paid up to one Target Premium and 3% in excess of one Target Premium.

[3]

The amount of the Target Premium for a Policy depends on the insured’s age, underwriting class and sex (unless gender-neutral rates are required by law). The minimum Target Premium is $17.06 per $1,000 of Basic Face Amount. The maximum Target Premium is $167.88 per $1,000 of Basic Face Amount.

[4]	The first 12 transfers in a Policy Year are free.

6	PROSPECTUS	SUMMARY

The next table describes the fees and expenses that are payable periodically during the time that you own the Policy, not including the fees and expenses of the underlying fund companies. All charges have been rounded to the nearest cent or hundredth as applicable.

PERIODIC CHARGES (Other than Mutual Fund Operating Expenses)
Amount Deducted
Charge	When Charge is Deducted or Imposed	Maximum Guaranteed Charge	Current Charge
Mortality and Expense Risk Charge	Monthly	An annual charge of 0.25% of the Policy Account Value in the variable investment options.	O%
Cost of Insurance[1]
Maximum Charge	Monthly	$83.33 per $1,000 of Net Amount at Risk (NAR)	$83.33 per $1,000 of NAR
Minimum Charge	Monthly	$0.38 per $1,000 of NAR	$0.02 per $1,000 of NAR
Cost of Insurance Charge for Representative Insured: a male, issue age 40, in the guaranteed underwriting class, with a Policy Total Face Amount of $1,000,000 in the first Policy Year	Monthly	$0.14 per $1,000 of NAR	$0.07 per $1,000 of NAR
Maximum Guaranteed Charge and Current Charge
Interest on Policy Loans	Annually on the Policy Anniversary	4% annually on all outstanding Policy Debt [2,3]

Representative costs may vary from the cost you would incur. Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

[1]

The cost of insurance charge varies based on the insured’s age, sex, and underwriting class. We will not assess a surcharge to the cost of insurance rates for insureds in substandard underwriting classes that reflect higher mortality risks and result in a higher cost of insurance. See “Deductions and Charges.” The cost of insurance charge shown may not be representative of the charges that you will pay. For more details, contact your registered representative.

[2]

After the later of the Insured’s Attained Age 60 or the 10th Policy Anniversary the maximum guaranteed interest rate is 3.5% for all outstanding and new Policy loans, and the current interest rate is 3.1% for all outstanding and new Policy loans.

[3]

After taking into account the interest GIAC credits to the Loan Account, your effective rate of borrowing would be: (i) on a current basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and .1% thereafter on all outstanding and new Policy loans, and (ii) on a guaranteed basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and 0.5% thereafter for all outstanding and new Policy loans.

SUMMARY	PROSPECTUS	7

The next table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds for the fiscal year ended December 31, 2007. More detail concerning these fees and expenses is contained in the prospectus for each underlying mutual fund.

ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES
	Minimum	Maximum
Annual Underlying Mutual Fund Operating Expenses (expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution (12b-1) fees, service fees, and other expenses).	0.35%	2.13%

*	The range of Total Annual Underlying Mutual Fund Operating Expenses shown above does not take into account any contractual and/or voluntary arrangements under which the funds’ advisors currently reimburse fund expenses or waive fees. Please see the prospectus for each underlying fund for more information about that fund’s expenses.

The fee and expense information used to prepare the above table was provided to GIAC by the underlying funds. GIAC has not independently verified such information.

8	PROSPECTUS	SUMMARY

Executive Benefits VUL Policy Diagram

POLICY PREMIUMS	Less	Premium charge

POLICY ACCOUNT VALUE

THE SEPARATE ACCOUNT

Fund level expenses

THE MUTUAL FUNDS	Less	Advisory fees and other expenses

(including any investment return)

RS Investment Management Co. LLC

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Small Cap Core Equity VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Global Natural Resources VIP Series

RS Money Market VIP Series	Policy level expenses
Value Line, Inc.	Less	Monthly deductions
Value Line Centurion Fund	•	Mortality and expense risk charge
Gabelli Funds, LLC	•	Charge for the cost of insurance	•

Gabelli Capital Asset Fund

AllianceBernstein LP

AllianceBernstein Growth & Income Portfolio

AllianceBernstein International Value Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Real Estate Investment Portfolio

AllianceBernstein Global Technology Portfolio

AllianceBernstein Value Portfolio

Davis Selected Advisors, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Mid Cap Value Portfolio

Janus Aspen Worldwide Growth Portfolio

MFS Investment Management

MFS Growth Series

MFS Total Return Series

MFS Research Series

MFS Research Bond Series

MRS Strategic Income Series

MFS New Discovery Series

Invesco Aim Advisors, Inc.

AIM V.I. Basic Value Fund

AIM V.I. Core Equity Fund

AIM V.I. Government Securities Fund

AIM V.I. Mid Cap Core Equity Fund

AIM V.I. Utilities Fund

Fidelity Management & Research Company

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP Growth Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Contrafund® Portfolio

Fidelity VIP High Income Portfolio

Fidelity VIP Mid Cap Portfolio

Fred Alger Management, Inc.

Alger American Capital Appreciation Portfolio

American Century Investment Management, Inc

American Century VP Capital Appreciation Portfolio

Delaware Investments

Delaware VIP Capital Reserves Series

Delaware VIP Diversified Income Series

Delaware VIP Emerging Markets Series

Franklin Advisory Services LLC

Franklin Small Cap Value Securities Fund

Templeton Global Advisors Limited

Templeton Growth Securities Fund

Van Kampen Asset Management

Van Kampen LIT Growth and Income II

FIXED-RATE OPTION	LOAN ACCOUNT

(plus interest credited)

(plus interest credited)

	Less	Policy Debt
NET CASH SURRENDER VALUE

[1]	This diagram excludes the transfer charge which is not being imposed currently. Interest on Policy Debt and repayments of Policy Debt are also not reflected in the diagram.

POLICY DIAGRAM	PROSPECTUS	9

ABOUT THE EXECUTIVE BENEFITS VUL POLICY

Issuing the policy

An Executive Benefits VUL

insurance Policy must have Basic Face Amount coverage of at least $100,000.

THIS SECTION provides detailed information about your Policy. It explains your rights and responsibilities under the Policy, and those of GIAC. Because the laws and regulations that govern the Policy vary among the jurisdictions where the Policy is sold, some of the Policy’s terms will vary depending on where you live. These terms of your Policy will be outlined in the Policy we send you.

PURCHASING A POLICY

Each Executive Benefits VUL insurance policy must have Basic Face Amount coverage of at least $100,000 ($250,000 for fully underwritten preferred plus non-tobacco (NT) policies). To purchase a Policy:

•	the insured must be between the age of 20-80 (age 20-65 for Guaranteed Issue) and meet our insurance requirements, and

•	you must be a corporation or a trust.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the Executive Benefits VUL Policy with the same benefits for men and women.

Underwriting

The Policy is available for purchase in the small business and corporate markets to groups that we approve. We will make an offer based on one of three underwriting methods, as determined by GIAC’S Underwriting Committee:

•

Guaranteed Issue Underwriting (“Conditional Issue” in Maryland) — Insureds who are part of cases eligible for Guaranteed Issue Underwriting are not required to undergo medical underwriting, but they must have been actively at work for 3 months prior to application. These cases must satisfy participation requirements.

•

Simplified Issue Underwriting — Insureds who are part of cases eligible for Simplified Underwriting will be required to provide more information than members of Guaranteed Issue cases, but still will not be required to be medically underwritten.

•	Full Underwriting — All insureds who are part of a case subject to Full Underwriting must meet certain health and other insurance risk criteria.

Generally, a group must include Policies on 10 lives for Guaranteed Issue, 5 lives for Simplified Issue and 3 lives for Fully Underwritten with an expected minimum case premium of at least $50,000 annually. The employer must be the premium payor. The employer (or a trust established by the employer) is the policyowner and the beneficiary, and the employee is named as the insured.

Each underwriting classification is subject to our administrative rules and procedures then in place and as implemented by GIAC’s Underwriting Committee. Unless your Policy is issued under our Guaranteed Issue program, we must receive evidence of insurability that satisfies our underwriting standards before we will issue your Policy.

Using Guaranteed or Simplified underwriting for a group of individuals, may cause healthy individuals within the group to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by GIAC using different underwriting methods.

10	PROSPECTUS	ABOUT THE EXECUTIVE BENEFITS VUL POLICY

We require, prior to the issuance of a Policy, that the employee consent in writing to: (i) being insured under the policy, (ii) the employer being a beneficiary of any proceeds payable upon the death of the employee, (iii) coverage continuing after employment terminates, and (iv) future increases in Total Face Amount under the Policy without additional consent (up to the maximum stated).

Because this is a corporate-owned variable universal life insurance policy, we may also underwrite at a corporate level to determine whether or not the risks and expenses associated with the insurance applied for is appropriate for us to assume in placing the Policy. We can provide you with the details of our underwriting standards.

We reserve the right to reject an application if it does not meet our underwriting or administrative requirements or for any reason permitted by law. Additionally, we reserve the right to modify our underwriting standards and administrative requirements on a prospective basis to newly issued polices at any time.

Backdating your policy

Under certain circumstances we will backdate your Policy if you ask us to, giving you a Policy Date up to six months before the date of application. Backdating your Policy will be allowed only to achieve a common Policy Date for all insureds in the same group. If we backdate your Policy, we will deduct on the Issue Date the Monthly Deductions due from the backdated Policy Date to the Issue Date. In certain circumstances, we may also require an additional premium payment to put a backdated policy in force. We will not backdate a Policy to a date before which the Policy was available.

Certain states may not permit us to backdate a Policy. You should refer to your Policy for further details.

Replacing a policy

If you are interested in replacing an existing policy with an Executive Benefits VUL Policy, we recommend that you speak with your lawyer or tax advisor first. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You should talk to your financial professional or tax advisor to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Purchasing Policies in connection with 1035 exchange transactions

If you are replacing existing policies with Executive Benefits VUL Policies in a 1035 exchange transaction, any premium we receive prior to issuing the replacement Policies will be placed in GIAC’s general account. The Issue Date will be the Business Day on which GIAC’s administrative and

ABOUT THE EXECUTIVE BENEFITS VUL POLICY	PROSPECTUS	11

The Policyowner

The policyowner is the person named on the application as the owner of the policy. Generally, the policyowner is an employer or a legal entity (e.g., a trust) created by an employer.

The Beneficiary

The beneficiary is the person you name to receive the proceeds when the insured dies.

underwriting requirements for issuance of a Policy have been satisfied and all moneys attributable to the policies being exchanged have been received. The Policy Date will be the Business Day on which we first received premium attributable to the Policy. The Net Premium will be allocated to the RS Money Market VIP Series effective as of the Policy Date and we will begin monthly processing as of that date. After deducting Monthly Deductions for the period from the Policy Date to the Issue Date, we will transfer the remaining Policy Account Value according to your instructions.

Delay of policy issuance

Because we will not issue the Policy until all underwriting and administrative requirements are satisfied, and all premiums have been received from your existing insurance company or companies, the issuance of the Policy may be delayed.

THE POLICYOWNER

The policyowner is the person named on the application as the owner of the Policy. Typically, the policyowner is a corporate employer or a trust established by such employer. The policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the Policy unless ownership of the Policy has been assigned to someone else.

You may change the policyowner by written request in Good Order signed and dated by all policyowners. The change will be made effective on the date the request was signed, but will not apply to any payments or actions taken before we receive your request. Changing the policyowner may have negative tax consequences.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. Typically, the policyowner is named as the beneficiary where the policy is owned by a corporate employer or trust. You can change the beneficiary until the insured dies. Also, you may name a ‘contingent’ beneficiary. The beneficiary has no rights under the Policy until the insured dies. You may change the beneficiary, by your signed written request in Good Order. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

12	PROSPECTUS	ABOUT THE EXECUTIVE BENEFITS VUL POLICY

PURCHASING A POLICY WITH SUPPLEMENTAL FACE AMOUNT

You may purchase Supplemental Face Amount coverage under the Policy, which provides insurance coverage in addition to the Basic Face Amount. The Supplemental Face Amount provides a level death benefit to the insured’s Attained Age 100. The amount of this coverage, if any, plus the Basic Face Amount are the two components of your Policy’s Initial Total Face Amount. The minimum Supplemental Face Amount you can purchase is $25,000. The maximum Supplemental Total Face Amount you can purchase at issue cannot exceed 9 times the Basic Face Amount. This maximum does not apply when you add coverage by increasing your Total Face Amount after issue. However, Supplemental Face Amount can only be added to a Policy until the Policy Anniversary nearest the insured’s 93rd birthday. For policies issued based on Guaranteed Issue underwriting, the initial Supplemental Face Amount plus the initial Basic Face Amount cannot exceed $4 million.

Coverage provided by the Supplemental Face Amount will be treated like coverage provided by the Basic Face Amount. In particular:

•	it will affect the minimum death benefit under Section 7702 of the Internal Revenue Code; and

•	it will affect the calculation of premiums for determining whether the Policy is a modified endowment contract.

See “Death Benefit Options;” and “Federal Tax Considerations.”

Other things you should consider in deciding whether to purchase Basic Face Amount only or to purchase Basic Face Amount plus Supplemental Face Amount, include:

•	The Supplemental Face Amount provides a death benefit only to the insured’s Attained Age 100.

•	Cost of insurance rates for the Supplemental Face Amount are the same as for the Basic Face Amount.

•	Purchasing part of your coverage as Supplemental Face Amount will result in a lower Target Premium for your Policy because there are no Target Premiums associated with the Supplemental Face Amount.

•	At issue, the maximum amount of Supplemental Face Amount that can be purchased is 9 times the Basic Face Amount.

BENEFITS AND POLICY VALUES	PROSPECTUS	13

BENEFITS AND POLICY VALUES

Death benefit

options

You have a choice of two death benefit options with this Policy. If a fixed amount of insurance coverage and lower monthly deductions best fit your needs, you should choose Option 1. If you want the death benefit to increase as Policy Account Value increases, you should choose Option 2.

DEATH BENEFIT OPTIONS

Please note: At this time, only death benefit Option 1 is available under the Policy.

You have a choice of two death benefit options with this Policy. You must choose the option you want when you complete your application. You should choose the death benefit option that best meets your insurance needs and investment objectives. If a fixed amount of insurance coverage and lower Monthly Deductions best fit your needs you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your Policy’s Total Face Amount you should choose Option 2. You may change your death benefit option from Option 2 to Option 1 at any time on and after the first Policy Anniversary, subject to certain limitations and conditions. See “Changing Your Death Benefit Option.”

Option 1

Under Option 1, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Total Face Amount; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, a combination of positive investment performance and higher premium payments may cause the Policy Account Value to increase by an amount sufficient to lower the Net Amount at Risk. When this happens, the amount that we deduct for the cost of insurance charges each month will also go down.

Option 2

Under Option 2, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 100th birthday is the greater of:

•	the Total Face Amount plus the Policy Account Value, if greater than zero; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, your death benefit will vary based on your Policy’s investment performance and the premiums you pay. Even if your investments perform poorly, your death benefit will never be lower than the Total Face Amount. The Net Amount at Risk will not change unless we have to increase the death benefit to comply with Section 7702 of the Internal Revenue Code.

Beginning on the Policy Anniversary on which the insured is Attained Age 100, the death benefit option must be Option 1. If Option 2 is in effect at that time, it will automatically be changed to Option 1. See “Changing Your Death Benefit Option.”

The tax consequences of continuing the Policy beyond the insured’s 100th birthday are unclear. You should consult a tax advisor for more information.

14	PROSPECTUS	BENEFITS AND POLICY VALUES

Maturity Benefit

On the Policy Anniversary closest to the insured’s 121st birthday a maturity benefit equal to the Policy Account Value on that date less any Policy Debt will be paid to you, the successor owner, or your estate at that time, and this Policy will no longer be in effect.

The Minimum Required Death Benefit

The Policy has a minimum required death benefit. The minimum required death benefit is the lowest death benefit under which the Policy will qualify as life insurance under Section 7702 of the Internal Revenue Code. Currently, we calculate this minimum using the Cash Value Accumulation Test only. In the future we may also use the Guideline Premium and Cash Value Corridor Test (Guideline Premium Test). When both tests are offered, you will decide which test you want used when you complete your application. Once you’ve made your choice, you cannot change it.

If you do not elect a test on your application, we will assume that you intended to elect the Cash Value Test.

Here are some general guidelines for choosing between the Cash Value Test and the Guideline Premium Test:

COMPARING THE DEATH BENEFIT QUALIFICATION TESTS

Effect of Choice of Test on:	Cash Value Accumulation Test	Guideline Premium and Cash Value Corridor Test
Premium payments	Allows flexibility to pay more premium	Premium payments are limited under the IRC
Death benefit	Generally higher as Policy duration increases	May be higher in earlier years of the Policy
Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except in early years of the Policy
Total Face Amount decreases	Will not require return of premium or distribution of Policy Account Value	May require return of premium or distribution of Policy Account Value to continue Policy as life insurance

The minimum death benefit required on any date is equal to the Alternate Cash Surrender Value on that date multiplied by the death benefit factor shown in your Policy. These death benefit factors vary depending on whether you have selected the Cash Value Test or the Guideline Premium Test.

CHANGING YOUR DEATH BENEFIT OPTION

If both death benefit options are offered when your Policy is issued, and you have selected Option 2, you may change your death benefit option from Option 2 to Option 1. The insured must be alive when we make the change. No evidence of insurability will be required. A death benefit option change can only be made on a Policy Anniversary, and only until the Policy Anniversary closest to the insured’s 99th birthday. We must have your written request in Good Order at our Customer Service Office prior to the Policy Anniversary on which the change is to be effective. Changing the death benefit option may have adverse tax consequences. You should consult a tax advisor before doing so.

If you change the death benefit option to Option 1, we will increase the Policy’s Basic Face Amount to keep the death benefit the same immediately before and after the change.

No changes from Option 1 to Option 2 are permitted.

Limitations on your right to change the death benefit option

We will not approve any request to change to any option other than Option 1. The death benefit option will be automatically changed to Option 1 on the Policy Anniversary on which the insured is Attained Age 100, and no change to the death benefit option will be permitted thereafter.

BENEFITS AND POLICY VALUES	PROSPECTUS	15

Net Cash

Surrender Value

Net Cash Surrender Value is the amount you would actually receive if you surrendered your Policy.

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your Policy when we receive proof that the insured has died while the Policy was in effect. The proceeds payable are calculated as set forth in “Policy Proceeds.” If there is reason to dispute the Policy, then we may delay the payment of death benefits. See “Limits To GIAC’s Right To Challenge a Policy.”

VALUES ASSOCIATED WITH YOUR POLICY

The following is a detailed breakdown of how we calculate the different values associated with your Policy.

Amounts in the Separate Account

Any Net Premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will also purchase shares when we reinvest dividends paid by the mutual funds. We will sell these shares when you make a withdrawal, transfer Policy Account Value or take a policy loan. We will also sell these shares when we withdraw your Monthly Deduction, or make transfers under the dollar cost averaging or automatic portfolio rebalancing options. Based on the value of each share on the transaction date, we will sell the number of shares needed to cover the cost of that transaction. To reflect how investment performance affects Policy Account Value, we determine a unit value for each variable investment option. Unit values will vary among variable investment options. To calculate the value of your investment in a particular variable investment option, we multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of the underlying mutual fund shares. We calculate the unit value for each variable investment option at the end of each Business Day.

Note that you bear all risks associated with the investments in the Separate Account.

Policy Account Value

Your Policy Account Value is the total value of the investments held in your Policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any Policy values that may be in the Loan Account as collateral for a Policy loan. It is calculated as:

•	Net Premiums that you contribute to your Policy; plus or minus

•	any profit or loss generated by your Policy Account Value in the variable investment options; plus

•	any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Account; minus

•	your total Monthly Deductions; minus

•	any partial withdrawals you’ve made; minus

•	any transfer charges.

Policy Account Value varies from day to day.

16	PROSPECTUS	BENEFITS AND POLICY VALUES

We do not guarantee a minimum Policy Account Value.

Alternate Cash Surrender Value and Net Cash Surrender Value

The Policy’s Net Cash Surrender Value is the amount you would actually receive if you surrendered your life insurance policy. It is the Alternate Cash Surrender Value minus any Policy Debt.

The Policy’s Alternate Cash Surrender Value (referred to as Alternate Net Cash Surrender Value in the Policy) is equal to the Policy Account Value plus a percentage of the total of all premium charges you have paid, up to and including the date the Alternate Cash Surrender Value is calculated. After the 1st Policy Anniversary, these percentages will decrease every Policy Month and will be 0 on and after the 7th Policy Anniversary. On and after the Beginning Month, with the 84th Policy your Alternate Cash Surrender Value is equal to the Policy Account Value. Appendix B shows the percentage applicable for each Policy Month:

If the Policy is fully surrendered prior to the 84th Policy Month but the surrender proceeds are intended to be applied to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, the Alternate Cash Surrender Value will not apply. If this is the case, your Net Cash Surrender Value will be equal to the Policy Account Value less Policy Debt.

Some states may require that the benefit provided by the Alternate Net Cash Surrender Value be available even if the Policy is surrendered in a 1035 exchange. You should refer to your Policy for further details.

EXAMPLE

The Policyowner owns a Policy with a Target Premium of $40,370 and he has paid $40,370 each year for the last three Policy Years. If he were to surrender his Policy on the third Policy Anniversary:

Policy Account Value on third Policy Anniversary (assuming net return of 4.98%*):	$118,754.80

Premium Charges deducted (9%):	$10,899.90

Applicable percentage of premium charge to be refunded on Third Policy Anniversary (from Appendix B):	95%

Alternate Cash Surrender Value $118,754.80 + (95% of $10,899.90):	$129,109.71

*	The net return reflects a gross return of 6% less the deduction of 1.02%, the arithmetic average of investment advisory fees and operating expenses incurred by all of the underlying mutual funds during 2007, before giving effect to any applicable expense reimbursements and fee waivers.

There are no additional charges associated with the Alternate Cash Surrender Value but this benefit may result in overall charges of the Policy being slightly higher when compared to policies not having such a benefit.

The value of any investments in the variable investment options may increase or decrease daily depending on how well the investments perform. A combination of partial withdrawals, Policy loans, unfavorable investment performance, and the ongoing Monthly Deduction can cause your Policy Account Value to drop below zero.

BENEFITS AND POLICY VALUES	PROSPECTUS	17

PREMIUMS, DEDUCTIONS AND CHARGES

PREMIUMS

Your Policy will take effect once you have paid your Minimum to Issue Premium, but not before your Policy’s Issue Date. Once your Policy has taken effect you decide the amount of your premium payments and when you want to make them. However, all premiums are subject to certain limitations. See “Limitations on Premiums.”

Issuing the Policy. Your Minimum to Issue Premium is the amount you must pay to put your Policy in force. It is shown in your Policy. If your Policy is backdated, then your first premium payment must be enough to cover Monthly Deductions due between the Policy Date and the Issue Date.

Subsequent premiums. When you set up your Policy, you may choose a modal planned premium. This is the premium that you intend to pay periodically. We will send you a reminder when your planned premium is due, annually, semi- annually or quarterly, as requested, but you are under no obligation to pay a premium as long as the Policy Account Value, less the Monthly Deductions and less Policy Debt, is not less than zero. Please note that your plan administrator may not permit at all payment modalities.

All premiums must be paid to GIAC’s Customer Service Office. Each premium you pay must be at least $100, unless you are paying through a pre-authorized checking plan. GIAC may accept lower premium amounts in accordance with its current administrative procedures. GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to your Policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning the premium payment to you or contacting you for further information.

If you cancel a premium payment we will refund the payment and, if the Net Premium has already been allocated, we will reverse the investment options chosen. If your premium payment is returned by your bank for insufficient funds, we will write to you to request a replacement check. If a valid replacement check is not received within 10 days of our written request, we will reverse the investment options to which your Net Premium has been allocated. We reserve the right to hold you responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. If we exercise this right we will recoup any losses resulting from a decline in the value of the investment options by deducting such losses from your Policy Account Value or pursuing legal remedies available to us.

Subsequent premium payments through pre-authorized checking plans. If you choose to pay subsequent premiums through a pre-authorized checking plan, each premium must be at least $25. We will automatically deduct premium payments each month from a bank account you designate. We will not send a bill or a confirmation for these automatic payments. You may commence the pre-authorized check service at any time, unless your policy has entered its grace period. If we are unable to obtain the premium payment from your bank account, we may automatically switch you to quarterly billing.

18	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

LIMITATIONS ON PREMIUMS

We may limit the amount that you can pay into your Policy, including refusing or refunding premiums you pay, to attempt to preserve your Policy’s treatment as life insurance under federal tax laws.

Under the Guideline Premium Test, the maximum premium we will accept in any Policy Year is the greatest amount that will not violate Section 7702. We will refund to you any portion of a premium payment that violates these section 7702 limits with interest at an annual rate of 6%. Under the Cash Value Accumulation Test, we will accept any premium that does not result in an increase in the death benefit as a result of Section 7702. If a premium would cause an increase in the death benefit under Section 7702, we will accept the payment provided the total of premium payments in a Policy Year does not exceed 10 times your Policy’s Target Premium. If you do not meet this test, we may still accept your premium payment if you prove that the insured meets our insurance requirements.

We will refund any portion of a premium payment that exceeds these limits.

CREDITING PAYMENTS

Your initial premium will be credited when the Policy is issued. Thereafter, we normally credit your payment, and allocate the Net Premium, as of the end of the Business Day on which it is received in Good Order at our Customer Service Office. However, any payments that we receive in Good Order after your Policy has been issued that require additional underwriting will be held in GIAC’s general account and credited as of the date the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC. We allocate the Net Premium in accordance with any instructions that accompany the payment or, if none, the most recent allocation instructions on file.

If (i) your payment is not identified as a premium payment, (ii) you do not provide specific instructions with your payment, or (iii) your payment is received during a grace period, we will use the payment:

•	first to repay any Policy Debt

•	then, as a premium payment.

Regardless whether the payment is a premium payment or a loan repayment, the Net Premium is credited to the Policy Account Value and allocated first to pay any due and unpaid Monthly Deductions and any remaining amount is allocated to the variable and fixed-rate investment options in accordance with your most recent allocation instructions.

See “How Your Premiums Are Allocated” and “Policy Loans” for specific information on how your payments are allocated among the fixed-rate and variable investment options.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	19

Investing Your Net

Premiums

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge is the Net Premium. We invest your Net Premiums according to your instructions. When Net Premiums have been invested, they become part of your Policy Account Value.

HOW YOUR PREMIUMS ARE ALLOCATED

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge (see “Deductions and Charges”) is the Net Premium. We invest your Net Premiums in the fixed-rate and/or variable investment options according to your instructions. When Net Premiums have been invested they become part of your Policy Account Value. Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to impose limitations in the future. As part of your initial application, you tell us how you would like your Net Premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your Net Premiums are invested at any time by telling us in writing at our Customer Service Office or by calling 1-800-441-6455. Before you can request a future allocation change by telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455. See “Transfers Between the Investment Options,” for further information on PINs and telephonic instructions. The change to your allocation instructions will be effective on and after the date we receive your instructions in Good Order at our Customer Service Office, but will not affect any existing Policy values. To change the allocation of these amounts, you must make a transfer. See “Transfers Between the Investment Options.”

DEFAULT

On any Monthly Processing Date, if your Policy Account Value, less the Monthly Deduction and less Policy Debt, is less than zero, your Policy will enter the grace period. The grace period is a 61-day period beginning on that Monthly Processing Date. Your Policy remains in force during the grace period and a death benefit is payable should the insured die during the grace period but before the Policy lapses. The death benefit payable during the grace period will be reduced by the amount necessary to bring the Policy Account Value to zero and by any outstanding Policy Debt.

We will tell you that your Policy has entered the grace period and is in danger of lapsing, and the required payment you must make to keep it from lapsing, at least 30 days before the end of the grace period. Your required payment will be the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero. If we do not receive this required payment by the end of the grace period, your Policy will lapse without value. Depending on the state in which your Policy is issued, you may receive more than 30 days notice that your Policy is in danger of lapsing. You should refer to your Policy for further details.

Please note that while you need only make the required payment to keep your Policy from lapsing currently, we will recommend that your required payment be supplemented by an additional amount as set forth in the default notice we will send to you in order to help prevent your Policy from entering the grace period again on a subsequent Monthly Processing Date.

20	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Payments made during a grace period are applied first as a loan repayment, if applicable. See “Interest on Your Policy Loan” and “Repaying Your Policy Loan.” Any remaining amount is treated as a premium payment and allocated, after deducting any applicable premium charge, first to pay charges due, but not collected, and finally, to the fixed-rate and variable investment options according to your allocation instructions.

Required Loan Repayments. If, at any time, you have outstanding Policy Debt, you do not pay the accrued interest due on a Policy Anniversary, and there are insufficient values in your Policy to capitalize the amount due, your Policy will enter the grace period and we will require you to make a loan repayment. See “Interest on Your Policy Loans.” If you do not make the required loan repayment by the end of the grace period, the Policy will lapse. We will notify you at least 30 days before the end of the applicable grace period and advise you of this situation.

REINSTATING YOUR POLICY

If your Policy has lapsed (and you have not surrendered it for its Net Cash Surrender Value) you may reinstate it up to three years after the date of lapse.

To reinstate your Policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service Office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•

you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account from the date of lapse to the date of reinstatement as described in “Policy Loans”);

•

you must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement; and

•

you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective.

Your reinstated Policy will have the same Policy Date, Total Face Amount and death benefit option as the Policy that lapsed. The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the insured’s Attained Age at the time of reinstatement. Your reinstated policy will have a new two year contestable period. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus any required premium payment

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	21

described above, after deduction of the premium charge, plus interest credited to the Loan Account from the date of lapse.

The interest rate payable on amounts by which the Policy Account Value minus Policy Debt is less than zero may vary by state law. You should refer to your Policy for further details.

DEDUCTIONS AND CHARGES

GIAC makes various deductions and charges that are required to maintain your VUL policy. These charges cover certain costs we incur with respect to the Policies, including:

•

the cost of underwriting, issuing and maintaining the Policies, including preparing and sending billing notices, reports and policyowner statements, communications with insurance agents and other overhead costs.

•	the risk that those insured under the Policies may not live as long as we estimated when we issued the Policy, and that our administrative expenses may also be higher than expected.

•	the cost of paying death benefits, especially in the early Policy Years when the Policy Account Value may be far below the death benefit we pay if the insured dies.

•

our sales and promotional expenses, commissions, and local, state and federal taxes including premium taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction. Premium taxes vary from jurisdiction to jurisdiction and, as a general rule, currently range up to 6%; however, certain municipalities in the state of Kentucky impose premium taxes ranging up to 10%.

The amount of a charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular Policy. For example, the premium charge may not cover all of our actual sales expenses for the Policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. There may be a guaranteed charge, or maximum charge, and a current charge. The guaranteed charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the guaranteed charge. We will tell you if we increase these charges. Once deductions and charges are taken from your Policy they do not contribute to the value of your Policy.

All of the deductions and charges are summarized and explained below. Any charges applicable to your Policy will be indicated in the “Policy Data” section of your Policy. Contact our Customer Service Office for more information about the deductions and charges. For information regarding compensation paid for the sale of the Policies, see “Distribution of the Policy.”

TRANSACTION FEES

Premium charge

During each of the first 10 Policy Years after issue, a charge of 9% is deducted from each premium you pay until you have paid one Target Premium in a Policy Year. After the 10th Policy Anniversary, this charge

22	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

drops to 5% for premiums paid in a Policy Year until you have paid one Target Premium in a Policy Year. On premiums in excess of one Target Premium in a Policy Year, we deduct a premium charge of 5% in the first 10 Policy Years and 3% in each year thereafter. The Target Premium only applies to the Policy’s Basic Face Amount and depends upon the insured’s age at issue, underwriting class and sex (unless sex-neutral rates are required by law).

Transfer Charge

You may transfer your Policy Account Value among the allocation options. If you make more than 12 transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We will deduct the transfer charge from the allocation options from which you are making the transfer, and will use this amount to offset our processing costs.

We will not deduct a transfer charge when:

•	you make multiple transfers under your Policy’s dollar cost averaging or automatic portfolio rebalancing features;

•	you transfer amounts as part of taking or repaying a Policy loan; or

•	you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.

Reinstatement Charge

If you reinstate your Policy following lapse, you must pay:

•

The amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement;

•

Interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement on any outstanding Policy Debt as of the date of lapse (if the loan is being reinstated) or, if the loan is not being reinstated, the amount of any outstanding Policy Debt as of the date of lapse plus interest at the maximum loan interest rate from date of lapse to date of reinstatement; and

•

a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective.

PERIODIC FEES

On each Monthly Processing Date, we deduct from the Policy Account Value amounts to cover the cost of insuring the insured and the mortality and expense risk charge. The sum of these charges is your Policy’s Monthly Deduction. It is made proportionately from your Policy Account Value in the fixed-rate and variable investment options. The Monthly Deduction is calculated after we process any other requested transactions on the Policy, such as premium payments, loan repayments, withdrawals, transfers, Total Face Amount changes and changes in death benefit option.

Monthly

Deduction

Each month we deduct from the Policy Account Value, amounts for the cost of insuring the insured, and, if applicable, a mortality and expense risk charge.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	23

Cost of insurance

charge

This charge allows us to pay death benefits, especially in the early Policy Years when the Policy Account Value is far below the death benefit we pay if the insured dies.

Mortality and Expense Risk Charge

We deduct this charge based on the Policy Account Value in the variable investment options.

The current monthly charge is 0%.

The mortality and expense risk charge is guaranteed never to exceed 0.25% of the Policy Account Value in the variable investment options.

Cost of Insurance Charge

This charge is based on our cost of insurance rates for insured people of the same age, sex, Total Face Amount, and underwriting class. The maximum that we can charge for each $1,000 of Net Amount at Risk for the Initial Total Face Amount is set out in your Policy and is based on the 2001 Commissioners’ Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured gets older. Our current cost of insurance charge rates are lower than the guaranteed charges.

GIAC may use simplified underwriting or other underwriting methods that would cause healthy individuals within the group to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by GIAC using different underwriting methods.

We calculate the cost of insurance charge by multiplying your Policy’s Net Amount at Risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. The Net Amount at Risk reflects the difference between the death benefit and the Policy Account Value. The Net Amount at Risk is affected by investment performance, payments of premiums, fees and charges under the Policy, death benefit option chosen, partial withdrawals, and changes in the Total Face Amount. Your Policy’s cost of insurance charge is calculated after the deduction of all other monthly Policy charges. We may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed rate listed in your Policy. We will not assess a surcharge to the cost of insurance rates for insureds in substandard underwriting classes that reflect higher mortality risks and would result in higher cost of insurance rates.

OTHER CHARGES AND DEDUCTIONS

Interest on policy loans

If you have outstanding Policy Debt, we charge compound interest that accrues daily at an annual rate of 4%, payable in arrears until the later of the tenth Policy Anniversary or the insured’s Attained Age 60. At that time, the current annual rate falls to 3.1% for all existing and new Policy loans and is guaranteed not to exceed an annual rate of 3.5%. Interest is due on each Policy Anniversary. If you do not pay the interest on your loan when it is due, the amount will be capitalized and added to the Loan Account. See “Policy Loans.” The maximum amount of interest that can be capitalized is 100% of Unloaned Policy Account Value.

24	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Deductions from the Separate Account

We have the right to charge the Separate Account, the account through which we invest your premiums in the variable investment option, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or for any other tax-related charges associated with the Separate Account or the Policies. We don’t currently charge for taxes attributable to the Separate Account.

Deductions from mutual funds

Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses, which vary from year to year, are summarized in the Charges and Deductions tables of this prospectus and described in more detail in each fund’s prospectus.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	25

YOUR ALLOCATION OPTIONS

AS PART OF YOUR POLICY you are able to direct where a portion of your Net Premiums and Policy Account Value are allocated. There are several variable investment options and a fixed-rate option.

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your Net Premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for the portion of your Policy that is held in the variable investment options.

The Separate Account

The Separate Account is the account through which we invest your Net Premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use them exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 58 investment divisions, each corresponding to a mutual fund or a series of a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC’s Board of Directors on September 23, 1999 under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws. Our Separate Account is registered with the SEC as a unit investment trust — a type of investment company under the Investment Company Act of 1940 (the 1940 Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business.

Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains or losses. Income, gains or losses credited to, or charged against, a variable investment option reflect that variable investment option’s investment performance and not the investment performance of our other assets. GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting policy values maintained in the variable investment options are not available to meet the claims of GIAC’s general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Account, or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support policy values, GIAC may

26	PROSPECTUS	YOUR ALLOCATION OPTIONS

transfer them from the Separate Account to its general account. We are obligated to pay all amounts promised under the Policy.

Each mutual fund is described briefly below. Complete information can be found in the accompanying fund prospectuses.

The Funds

Each of the funds corresponding to a variable investment option is either an open-end management company or a series of an open-end management company registered with the Securities and Exchange Commission. We buy and sell shares of the funds at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. See “Rights Reserved by GIAC,” and the prospectuses for the individual mutual funds.

Investment Objectives and Policies of the Funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same advisor. The investment results of the funds, however, may be higher or lower than the advisor’s other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund’s investment objective, along with the typical investments that make up that fund.

There is no assurance that any of the funds will achieve its stated objective(s). For example, during extended periods of low interest rates, the yields of money market variable investment options may become extremely low and possibly negative.

You can find more detailed information about the funds, including a description of risks and expenses, in the prospectuses for the funds that accompany this prospectus. You should read these prospectuses carefully, consider the investment objectives, risks, fees and charges, and keep them for future reference.

The AIM, Alger, AllianceBernstein, American Century, Davis, Delaware, Fidelity, Franklin, Gabelli, Janus, MFS, Templeton, Value Line, and Van Kampen funds are not affiliated with GIAC.

YOUR ALLOCATION OPTIONS	PROSPECTUS	27

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Core Equity VIP Series (Class I Shares)	Long-term capital appreciation.	Large cap growth and value stocks	RS Investment Management Co. LLC (RS Investment Management) 388 Market Street San Francisco, CA 94111
RS S&P 500 Index VIP Series (Class I Shares)	To track the investment performance of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500”), which emphasizes securities issued by large U.S. Companies	Common stocks of companies in the S&P 500 Index, which emphasizes large U.S. Companies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, NY 10004
RS Asset Allocation VIP Series (Class I Shares)	Long-term total investment return consistent with moderate investment risk	Primarily, U.S. common stocks and convertible securities, investment grade bonds and other debt obligations, and cash and money market instruments. The Series currently operates primarily as a “fund of funds” by investing in other series of RS Variable Products Trust. The Series also may invest in individual securities.
RS High Yield Bond VIP Series (Class I Shares)	Current income; capital appreciation is a secondary objective	Corporate bonds and other debt securities rated below investment grade
RS Low Duration Bond VIP Series (Class I Shares)	A high level of current income consistent with preservation of capital	Investment grade debt obligations, such as corporate bonds, mortgage-backed and asset-backed securities and obligations of the U.S. government and its agencies
RS Large Cap Value VIP Series (Class I Shares)	To maximize total return, consisting of capital appreciation and current income.	Equity securities issued by companies with large market capitalization at the time of initial purchase	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 UBS Global Asset Management (Americas) Inc. (Sub-adviser) One North Wacker Drive Chicago, Illinois 60606
RS Partners VIP Series (Class I Shares)	Long-term growth	Principally, equity securities of companies with market capitalizations up to $3 billion that the adviser believes to be undervalued	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Investment Quality Bond VIP Series (Class I Shares)	To secure maximum current income without undue risk to principal; capital appreciation is a secondary objective	Investment grade obligations, including corporate bonds, mortgage-backed and asset-backed securities, and obligations of the U.S. government and its agencies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-Adviser) 7 Hanover Square New York, NY 10004
RS Money Market VIP Series (Class I Shares)	Seeks as high a level of current income as is consistent with liquidity and preservation of capital	U.S. dollar-denominated, high-quality, short-term instruments
RS International Growth VIP Series (Class I Shares)	Long-term capital appreciation.	Common stocks and convertible securities issued by foreign companies

RS Investment Management (Adviser)

388 Market Street

San Francisco, CA 94111

Guardian Baillie Gifford Limited (Sub-Adviser)

Baillie Gifford Overseas Limited (Sub-sub-adviser)

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN, Scotland

RS Emerging Markets VIP Series (Class I Shares)	Long-term capital appreciation.	Common stocks and convertible securities of emerging market companies.

28	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Small Cap Core Equity VIP Series (Class I Shares)	Seeks long-term capital appreciation	Principally equity securities of small-capitalization companies at the time of initial purchase	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Global Natural Resources VIP Series (Class II Shares)	Long-term capital appreciation	Equity securities of issuers in natural resources industries
Gabelli Capital Asset Fund	Growth of capital; current income is a secondary objective	U.S. common stock, preferred stock and securities that may be converted at a later time into common stock. Up to 25% of the Fund’s assets may be invested in securities of foreign issuers	Gabelli Funds, LLC (Gabelli) One Corporate Center Rye, New York 10580-1422
AIM V.I. Basic Value Fund (Series II Shares)	Long-term growth of capital	Equity securities of U.S. issuers that have market capitalizations in excess of $5 billion and are believed to be undervalued in relation to long-term earning power or other factors	Invesco AIM Advisors, Inc. (AIM) 11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173
AIM V.I. Utilities Fund (Series II Shares)	Capital growth and current income	Equity securities and equity-related instruments of companies engaged in the utilities-related industries
AIM V.I. Core Equity Fund (series II Shares)	Growth of capital	Equity securities including convertible securities of established companies
AIM V.I. Government Securities Fund (Series II Shares)	Achieve a high level of current income consistent with reasonable concern for safety of principal	Debt securities issued, guaranteed or otherwise backed by the U.S. government
AIM V.I. Mid Cap Core Equity Fund (Series II Shares)	Long-term growth capital	Equity securities, including convertible securities, of mid-cap companies
Alger American Capital Appreciation Portfolio (Class S Shares)	Long-term capital appreciation	Under normal market circumstances, the Portfolio invests at least 85% of its net assets plus any borrowing for investment purposes in equity securities of companies of any market capitalization that the manager believes demonstrate promising growth potential	Fred Alger Management, Inc. (Fred Alger) 111 Fifth Avenue New York, NY 10003
AllianceBernstein Growth & income Portfolio (Class B Shares)	Long-term growth of capital	Equity securities of U.S. companies that the Advisor believes are undervalued	AllianceBernstein LP (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein Large Cap Growth Portfolio (Class B Shares)	Long-term growth of capital	Equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth
AllianceBernstein Global Technology Portfolio (Class B Shares)	Long-term growth of capital	Securities of companies expected to derive a substantial portion of their revenues from products and services in technology-related industries and/or to benefit from technological advances and improvements.
AllianceBernstein Value Portfolio (Class B Shares)	Long-term growth of capital	Diversified portfolio of equity securities
AllianceBernstein Real Estate Investment Portfolio (Class B Shares)	Total return from long-term growth of capital and income	Equity securities of real estate investment trusts or “REITS” and other real estate industry companies

YOUR ALLOCATION OPTIONS	PROSPECTUS	29

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
AllianceBernstein International Value Portfolio	Long-term growth of capital	Equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging-market countries.	AllianceBernstein LP (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
American Century VP Capital Appreciation Portfolio (Class I Shares)	Capital growth	Common stocks of U.S. and foreign companies	American Century Investment Management, Inc. (American Century) American Century Tower 4500 Main Street Kansas City, Missouri 64111
Davis Financial Portfolio	Long-term growth of capital	Common stocks of financial service companies	Davis Selected Advisers, LP (Davis) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
Davis Real Estate Portfolio	Total return through a combination of growth and income	Securities issued by companies that are principally engaged in the real estate industry
Davis Value Portfolio	Long-term growth of capital	Equity securities issued by companies with at least $10 billion market capitalization
Delaware VIP Capital Reserves Series (Service Class Shares)	A high, stable level of current income	Short-term securities, including securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; instruments secured by U.S. government securities; and debt securities issued by U.S. corporations.	Delaware Management Company (Delaware) 2005 Market Street Philadelphia, PA 19103
Delaware VIP Diversified Income Series (Service Class Shares)	Long-term total return consistent with reasonable risk	Bonds allocated among four sectors of the fixed income market: the U.S. investment grade sector, the U.S. high yield sector; the International Sector; and the Emerging Markets Sector
Delaware VIP Emerging Markets Series (Service Class Shares)	Long-term capital appreciation	Equity securities issued by companies located in emerging foreign countries.
Fidelity VIP Contrafund® Portfolio (Service Class 2 Shares)	Long-term capital appreciation	U.S. and foreign common stocks of companies believed to be undervalued	Fidelity Management & Research Company (Fidelity) 82 Devonshire Street Boston, MA 02109
Fidelity VIP Equity-Income Portfolio (Service Class 2 Shares)	Reasonable income; also considers potential for capital appreciation. Goal is to achieve a yield which exceeds the composite yield on the S&P 500 Index®	Income-producing equity securities
Fidelity VIP Growth Opportunities Portfolio (Service Class 2 Shares)	Capital growth	U.S. and foreign common stocks
Fidelity VIP Balanced Portfolio (Service Class 2 Shares)	Income and capital growth consistent with reasonable risk	Balance between stocks, bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral

30	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Fidelity VIP Mid Cap Portfolio (Service Class 2 Shares)	Long-term growth of capital	Common stocks with medium market capitalization, both U.S. and foreign	Fidelity Management & Research Company (Fidelity) 82 Devonshire Street Boston, MA 02109
Fidelity VIP Growth Portfolio (Service Class 2 Shares)	Capital appreciation	Common stocks of companies believed to have above average growth potential
Fidelity VIP High Income Portfolio (Service Class 2 Shares)	High level of current income while also considering growth of capital	High yielding debt securities, with an emphasis on lower-quality securities.
Franklin Small Cap Value Securities Fund (Service Class 2 Shares)	Long-term total return	At least 80% of its net assets in investments of small capitalization companies; predominantly in equity securities	Franklin Advisory Services, LLC (Franklin) One Parker Plaza Ninth Floor Fort Lee, NJ 07024
Janus Aspen Forty Portfolio (Service Class Shares)	Seeks long-term growth of capital

Pursues its objective by investing

primarily in a core group of 20 to

40 common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger well-established companies to smaller emerging growth companies. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
Janus Aspen Large Cap Growth Portfolio (Service Class Shares)	Seeks long term growth of capital in a manner consistent with preservation of capital	Invests, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000® Index, at the time of purchase. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.
Janus Aspen Mid Cap Growth Portfolio (Service Class Shares)	Seeks long-term growth of capital	Invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls at the time of purchase in the 12 month average of the capitalization range of the Russell Midcap Growth Index. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

YOUR ALLOCATION OPTIONS	PROSPECTUS	31

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Janus Aspen Mid Cap Value Portfolio (Service Class Shares)	Seeks capital appreciation	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential.	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
Janus Aspen Worldwide Growth Portfolio (Service Class Shares)	Seeks long term growth of capital in a manner consistent with preservation of capital	Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.
MFS Growth Series (Service Class Shares)	Capital appreciation	Invests in stocks of companies it believes to have above-average earnings growth potential compared to other companies (Growth Companies). Growth Companies tend to have stock prices that are high relative to their earnings, dividends, book value, or other financial measures.	MFS Investment Management (MFS) 500 Boylston Street Boston, MA 02116
MFS New Discovery Series (Service Class Shares)	Capital appreciation	Equity securities of companies that offer superior prospects for growth, both U.S. and foreign
MFS Research Series (Service Class Shares)	Capital appreciation

Stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

MFS Total Return Series (Service Class Shares)	Total return	Broad list of securities, including a combination of equity and fixed income, both U.S. and foreign
MFS Research Bond Series (Service Class Shares)	Total return with an emphasis on current income, but also considering capital appreciation	Fixed income securities such as corporate bonds, U.S. government securities and mortgage-backed and asset-backed securities
MFS Strategic Income Series (Service Class)	Total return with an emphasis on high current income, but also considering capital appreciation	U.S. and foreign government securities corporate bonds and mortgage-backed and asset-backed securities
Templeton Growth Securities Fund (Class 2 Shares)	Long-term capital growth	Equity securities of companies that are located anywhere in the world, including those in the U.S. and emerging markets	Templeton Global Advisers Limited (Templeton) Lyford Cay Nassau, Bahamas Templeton Asset Management Limited (Sub-adviser) #7 Temasek Boulevard #38-3 Suntec Tower One Singapore 038987

32	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Value Line Centurion Fund	Long-term growth of capital	U.S. common stocks with selections based on the Value Line Timeliness™ Ranking System	EULAV Asset Management, LLC (EULAV) 220 East 42nd Street New York, NY 10017
Van Kampen Life Investment Trust Growth & Income Portfolio (Class II Shares)	Long-term growth of capital and income	Income-producing equity securities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities)	VAN KAMPEN Asset Management (Van Kampen) 1221 Avenue of the Americas New York, NY 10017

Some of these Funds may not be available in your state.

Relationship with the underlying mutual funds. The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. GIAC, on behalf of the Separate Account, will aggregate the policyowner purchases, redemptions, and transfer requests and submit a net or aggregated purchase/redemption request to each underlying mutual fund daily. Because the Separate Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions that it would normally incur if it sold its shares directly to the public. GIAC incurs these expenses instead. We also incur the distribution costs of selling the Policies, which benefit the underlying mutual funds by providing policyowners with variable investment options that correspond to the underlying mutual funds.

Payments we receive. Some investment advisors (or their affiliates) may compensate GIAC or the principal underwriter of the policies, our affiliate, Guardian Investor Services LLC (“GIS”), for providing these administrative, distribution or other services with respect to the funds and their availability through the Policy.

Currently, all of the advisors listed above compensate us for these services through either administrative/service fees or 12b-1 fees. All of the advisors listed above pay administrative fees to GIAC or GIS. The amount of this compensation currently ranges from .15% to .40% of the assets of the fund attributable to the Policies issued by GIAC.

GIAC or GIS may also receive 12b-1 fees from a fund. Currently, GIAC or GIS receives 12b-1 fees ranging from 0.10% to 0.25% of the assets of the fund attributable to the Policies issued by GIAC from funds sponsored by RS Investment Management, AIM, Fred Alger, AllianceBernstein, Delaware, Fidelity, Franklin, MFS, Templeton, and Van Kampen.

These payments may be derived, in whole or in part, from the advisory fees, 12b-1 fees, or pursuant to administrative service plans adopted by the underlying mutual funds, all of which fees may be deducted from fund assets. Policyowners, through their indirect investment in the funds, bear these costs. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including (i) payment of expenses that we and/or our affiliates incur in promoting, marketing, and administering the Policies, and, (ii) payment of our expenses that we incur in our role as intermediary in promoting, marketing and administering the Funds. We may profit from these payments.

YOUR ALLOCATION OPTIONS	PROSPECTUS	33

We may also benefit, indirectly, from assets invested in the RS Variable Products Trust because our affiliates receive compensation from the underlying mutual funds for investment advisory services. Thus, our affiliates receive more revenue with respect to these underlying mutual funds than unaffiliated underlying mutual funds. We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the Policies (apart from fees and expenses imposed by the underlying mutual funds). Without these payments, we would have imposed higher charges under the Policy.

Fund selection process. The underlying funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS Variable Products Trust funds, because they are managed or advised by one of our affiliates. We may also consider whether and to what extent the fund’s advisor or an affiliate distribute or provide marketing support for the policies.

You are responsible for choosing your investment options, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the funds that is available to you, including the fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as the fund’s website or newspapers and financial and other magazines may provide more current information, including information about any regulator actions or investigations relating to the funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your policy resulting from the investment performance of the funds you have chosen.

We do not recommend or endorse any particular fund, and we do not provide investment advice. There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees. You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest. Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

34	PROSPECTUS	YOUR ALLOCATION OPTIONS

THE FIXED-RATE OPTION

Assets in the fixed-rate option earn a set rate of interest. You may allocate some or all of your Net Premiums to the fixed-rate option, and may transfer some or all of your Unloaned Policy Account Value into the fixed-rate option. There are restrictions on making transfers out of the fixed-rate option. See “Transfers from the Fixed-Rate Option.” Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

•	the portion of your Net Premiums and any loan repayments that you have allocated to this option; plus

•	any amounts that you have transferred to this option from the variable investment options; plus

•	the interest paid on your Policy Account Value in this option; minus

•	any deductions, withdrawals, loans, or transfers from the fixed-rate option, including applicable charges.

Interest on amounts in the fixed-rate option accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned previously. The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time in our discretion, but not more than once per year, and the new rate will apply to all Policy Account Value in or allocated to the fixed-rate option from the date it is declared until the date the rate is changed again. We are not obliged to pay more than 3% in interest, although we may choose to do so.

Fixed-rate option

Assets in the fixed-rate option earn a set rate of interest and are backed by GIAC’s general account.

YOUR ALLOCATION OPTIONS	PROSPECTUS	35

SPECIAL FEATURES OF YOUR POLICY

Policy loans

While the insured is alive, you may borrow from the cash value of your Policy by assigning your Policy to us as collateral for your loan.

POLICY LOANS

While the insured is alive, you may borrow from the cash value of your Policy by assigning your Policy to us as collateral for your loan. The maximum amount you may borrow, your Policy’s loan value, is calculated as follows:

•	98% of the Policy Account Value on the Business Day we receive your signed written request in Good Order, minus

•	any outstanding Policy Debt on that Business Day, minus

•	any interest due at the next Policy Anniversary on any existing Policy Debt, minus

•	any interest that will be due at the next Policy Anniversary on the amount to be borrowed, minus

•	the amount of the most recent Monthly Deduction multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary.

The minimum amount you may borrow is $500, or your Policy’s loan value, if less. This amount may vary in some states. You should consult your Policy for further details. We will normally pay loan proceeds to you within seven days of receiving your request (see “Policy Proceeds” for exceptions to this general rule).

When taking out a Policy loan, you should consider:

•

amounts transferred out of the variable and fixed-rate options and into our Loan Account are no longer affected by the investment experience, positive or negative, or interest crediting, of those allocation options;

•	as a result, taking a Policy loan will have a permanent effect on your Policy Account Value, even after the loan is repaid in full;

•	the amount of your Policy that is available for withdrawal or surrender, and your Policy’s death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any Policy Debt.

There may be negative tax consequences associated with taking a Policy loan. See “Tax Considerations” for a discussion of modified endowment contracts and the effects on Policy loans.

When you request a loan, we will first transfer the amount requested to the Loan Account from the Policy Account Value in the variable investment options that you specify in your request. If the amount of the loan requested exceeds the Policy Account Value in all variable investment options, we will transfer the remainder into the Loan Account from your Policy Account Value in the fixed-rate option. If you fail to specify the variable investment options from which to deduct your loan, we will process the loan request proportionately in relation to the amounts you have in each variable investment option.

We will not process any request for a loan that exceeds the amount available. Amounts in the Loan Account will earn interest at a minimum

36	PROSPECTUS	SPECIAL FEATURES

annual rate of 3% accrued daily. The tax consequences of a Policy loan are uncertain if the difference between the interest rate we charge on the loan and the interest rate we credit on the loan is very small or non-existent. See “Treatment of Policy Proceeds.”

Interest on your policy loan

We charge compound interest that accrues daily at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th anniversary of your Policy or the insured’s Attained Age 60. At this time the current annual rate falls to 3.1% for all existing and new Policy loans. The interest rate charged after the later of the 10th Policy Anniversary or the insured’s Attained Age 60, is guaranteed not to exceed 3.5%. Interest accrues daily and is due on each Policy Anniversary.

If you do not pay the interest on your loan when it is due, we will add the amount of interest due to the Policy Debt. We will then attempt to pay the interest due by transferring to the Loan Account an amount equal to the difference between the Policy Debt and the Loan Account. This amount is transferred from the values associated with your Policy to the Loan Account so that the Loan Account is equal to the Policy Debt. We do this as follows:

•	First, we use any interest that has accrued on amounts in the Loan Account. If this is not sufficient to cover the unpaid loan interest, then

•

we transfer to the Loan Account from the variable investment options proportionately, in relation to the amounts you have in these options, and then from the fixed-rate option, if necessary, the amount needed to increase the Loan Account to equal the Policy Debt, finally, if this is still not sufficient to cover the full amount of loan interest due, then

•

we will transfer to the Loan Account the amount that is available and require you to make a loan repayment to cover the difference within 61 days. If you do not make the required payment, the Policy will lapse. We will notify you at least 30 days before the Policy lapses and advise you of this situation. If the insured dies before the 61 day period ends, we will pay the beneficiary the death benefit proceeds, minus the amount of the required payment.

There may be adverse tax consequences if your Policy lapses and you have outstanding Policy Debt.

Repaying your policy loan

You may repay all or part of any outstanding Policy Debt at any time while the insured is alive and the Policy is in force. If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any Policy Debt. If you do, we will then increase the amount payable to the beneficiary by the amount of your repayment.

Interest on

policy loans

We charge interest at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th Policy Anniversary or the insured’s Attained Age 60. After this point the current annual rate falls to 3.1% for all existing and new Policy loans and is guaranteed not to exceed 3.5% annually.

SPECIAL FEATURES	PROSPECTUS	37

Decreasing the

Total Face Amount

You may request a reduction in your Policy’s Total Face Amount to be effective on any Policy Anniversary.

Except for required loan repayments (see “Interest on Your Policy Loan”), loan repayments are generally applied first to pay loan interest accrued but not yet capitalized, then to reduce outstanding loan principal in the following manner:

Where (a) is the amount of the loan repayment and (b) is the amount of loan interest that has accrued but not yet been capitalized:

If (a) is greater than or equal to (b), we will reduce the interest that has accrued but not yet been capitalized and interest credited to the Loan Amount since the previous Policy Anniversary to zero. The amount by which the loan repayment exceeds the amount of loan interest that has accrued but not yet been capitalized will be used to reduce the Loan Amount. We do this by transferring an amount equal to the excess out of the Loan Account and into the allocation options provided with your loan repayment.

If (a) is less than (b), we reduce both the interest credited to the Loan Amount since the previous Policy Anniversary and the difference between the interest credited to the Loan Amount and the loan interest that has accrued but not yet been capitalized, by the ratio of (a) divided by (b). The amount by which the interest credited to the Loan Amount is reduced is transferred from the Loan Account.

Any amounts transferred from the Loan Account to reduce the Loan Amount or to reduce interest credited to the Loan Amount are allocated according to your instructions. If you do not provide allocation instructions with your loan repayment, we will use your most current allocation instructions for premium payments. Transfers under your Policy that are made in connection with Policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than premium payments.

DECREASING THE TOTAL FACE AMOUNT

You may request a reduction in the Policy’s Total Face Amount at any time. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office;

•	the insured is alive on the date the decrease will take effect;

•	the reduction is at least $5,000 unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply; and

•	the new Basic Face Amount is not lower than our current minimum Basic Face Amount of $100,000 ($250,000 for fully underwritten preferred plus NT policies).

We will reduce your Total Face Amount on the Policy Anniversary coinciding with or next following the date we receive your request.

If you have increased your Policy’s Total Face Amount by adding Supplemental Face Amount coverage, we will reduce the Supplemental Face Amount first and then the Basic Face Amount.

38	PROSPECTUS	SPECIAL FEATURES

Reducing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Total Face Amount also may reduce the federal tax law limits on what you can put into the Policy. In these cases, you may need to have a portion of the Policy’s cash value paid to you to comply with federal tax law.

INCREASING THE TOTAL FACE AMOUNT

On any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday, you may ask us to increase your Policy’s Total Face Amount by requesting increases of up to 10% per year, compounded for years in which increases were not requested or the amount requested was less than 10%. All increases will be issued as Supplemental Face Amount coverage. Increases in Basic Face Amount coverage are not permitted except in conjunction with a change in death benefit option. Increases will not be permitted that result in total Basic Face Amount plus Supplemental Face Amount exceeding (i) $6 million, or the amount approved by the underwriting committee, if less, per insured for Guaranteed Issue cases or (ii) an amount based on GIAC’s retention limits for all other cases. To increase your Total Face Amount, we require that:

•	we receive your signed written request in Good Order at our Customer Service Office on or before the Policy Anniversary on which the increase is to take effect;

•	the increase must be for at least $10,000 and must not cause the Net Amount at Risk to be more than 250% of the death benefit on the Issue Date;

•	the request meets our underwriting rules in effect at the time the increase is requested; and

•	the insured is alive on the date the increase will take effect.

We will increase your Total Face Amount on the Policy Anniversary coinciding with or next following the date we approve your request. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. Increases will be in the same proportion for all Policies within a plan. We’ll send you documentation reflecting the changes to your Policy.

Increasing the Total Face Amount may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Increasing the

Total Face Amount

You may request an increase in your Policy’s Total Face Amount to be effective on any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday.

SPECIAL FEATURES	PROSPECTUS	39

Partial

withdrawals

At any time while the insured is living, you may withdraw part of your Policy’s Unloaned Policy Account Value. The minimum partial withdrawal is $500.

PARTIAL WITHDRAWALS

At any time while the insured is living you may request to withdraw part of your Policy’s Unloaned Policy Account Value. Your signed written request for withdrawal must be received in Good Order by our Customer Service Office. The minimum you may withdraw is $500. We have the right to limit the number of partial withdrawals you make in a Policy Year to 12.

If we approve your request, it will be effective as of the Business Day we receive it at our Customer Service Office. The proceeds will normally be paid within seven days of the time we receive your request. For exceptions to this general rule see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.”

We will not approve or process a partial withdrawal if:

•	your remaining Unloaned Policy Account Value would be insufficient to cover three times the most recent Monthly Deduction; or

•	you have chosen death benefit Option 1 and the partial withdrawal would cause your Policy’s Basic Face Amount to fall below our minimum Basic Face Amount; or

•	the amount of the partial withdrawal request exceeds the amount available for withdrawal.

We will tell you if these conditions apply.

A partial withdrawal will reduce your Policy Account Value by the amount of the partial withdrawal. In addition, if you have chosen death benefit Option 1, the Total Face Amount will be reduced by the amount of any partial withdrawal that exceeds your reduction-free partial withdrawal amount (see “Reduction-free Partial Withdrawals,” below). We will reduce the Total Face Amount by first reducing any Supplemental Face Amount increase coverages in effect in the reverse order in which these increase coverages were issued, beginning with the most recent increase. Then we will reduce any initial Supplemental Face Amount coverage, and, finally we will reduce the Basic Face Amount. See “Decreasing the Total Face Amount.”

We deduct the amount of your withdrawal from the Policy Account Value attributable to the variable investment options that you specified in your request. If the partial withdrawal request exceeds the Policy Account Value attributable to all variable investment options, we will deduct the excess amount from the Policy Account Value attributable to the fixed-rate option. If you fail to specify the variable investment options from which to deduct your partial withdrawal, we will deduct the partial withdrawal proportionately in relation to the amounts you have in each variable investment options.

The tax consequences of making partial withdrawals are discussed under “Federal Tax Considerations.”

40	PROSPECTUS	SPECIAL FEATURES

Reduction-free partial withdrawals

The reduction-free partial withdrawal amount is the maximum withdrawal that you can take without triggering a decrease in your Total Face Amount. If you wish to make a partial withdrawal that does not reduce your Total Face Amount, you should make a reduction-free partial withdrawal. The amount of your reduction-free partial withdrawal depends on the death benefit option in effect.

We will calculate the reduction-free partial withdrawal amount as of the Business Day we receive your request. This amount will be affected by the death benefit option you have chosen.

If you have chosen death benefit Option 1, your reduction-free partial withdrawal amount is any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Total Face Amount divided by the death benefit factor outlined in your Policy.

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

SURRENDERING YOUR POLICY

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. We will calculate your Policy’s Net Cash Surrender Value as of the close of the Business Day we receive your signed written request in Good Order, which must include your Policy, at our Customer Service Office. If your Policy is lost we may require an acceptable affidavit confirming this fact. Upon surrender, the Policy will terminate and all insurance under the Policy will end.

Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order. For exceptions to this general rule, see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.” Prior to Policy Month 84, your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value, plus

•	a percentage of the total of all premium charges we have deducted from the premiums you have paid, minus

•	any outstanding Policy Debt.

If the Policy is fully surrendered prior to Policy Month 84 and the surrender proceeds are intended to be applied to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, the Alternate Cash Surrender Value will not apply. If this is the case, your Net Cash Surrender Value will be calculated as if the Policy were surrendered after completion of the 83rd Policy Month, as described below.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

See “Alternate Cash Surrender Value and Net Cash Surrender Value” in the section titled “Values Associated with your Policy.”

Surrendering

your policy

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order.

SPECIAL FEATURES	PROSPECTUS	41

Transfers

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

After completion of the 83rd Policy Month, your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value, minus

•	any outstanding Policy Debt.

See “Alternate Cash Surrender Value and Net Cash Surrender Value” in the section titled “Values Associated with your Policy.”

If the surrender request is processed on a Monthly Processing Date, we will not deduct the Monthly Deduction due on that date from the Policy Account Value in determining the Net Cash Surrender Value.

For a discussion of the federal tax consequences of surrendering your Policy, see “Federal Tax Considerations.”

TRANSFERS AMONG THE INVESTMENT OPTIONS

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the Business Day on which we receive your instructions in Good Order, either in writing or by telephone. You can request a transfer by writing to our Customer Service Office or by calling 1-800-441-6455. Before you can request transfers over the telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455. See “Telephone and Electronic Services” for more details about processing transactions by telephone or electronically.

If we receive your written or telephonic transfer request on a Business Day before the close of business, you will receive that day’s unit values. Telephone transfer requests will be considered received before the close of business if the telephone call is completed not later than the close of business. We will ask callers to provide identification and a personal security code for the Policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, by establishing a PIN you bear the risk of, and agree to indemnify us and hold us harmless against, any liability from acts or omissions, including any loss, expense, mistake, misinstruction, mistransmission or cost, arising out of any unauthorized or fraudulent telephone transactions. The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

There is currently no limit on the number of investment options in which you may be invested at any one time. Each transfer must be for a

42	PROSPECTUS	SPECIAL FEATURES

minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower. If you make more than twelve transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We do not currently charge for additional transfers. We also reserve the right to limit you to one transfer every 30 days. Transfers among several investment options on the same day will be treated as a single transfer. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying fund shares if the trading takes advantage of any lag between a change in the value of an underlying fund’s portfolio securities and the reflection of that change in the underlying fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying fund at a price that does not reflect the current market value of the portfolio securities of the underlying fund, and then to realize a profit when the shares are sold the next Business Day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying funds, and may disrupt an underlying fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the fund. GIAC endeavors to protect long-term policyowners by maintaining policies and procedures to discourage frequent transfers among investment options under the policies, and has no arrangements in place to permit any policyowner to engage in frequent transfer activity. If you wish to engage in such strategies, do not purchase this Policy. If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all policyowners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs. If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other policyowners and persons with material rights under a policy. This may include applying the restrictions to any policies that we believe are related (e.g., two policies with the same owner or owned by different partnerships or corporations that are under common control). The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any policyowners

Information

Sharing

You should be aware that, upon request by a fund or its agent, we are required to provide them with information about you and your trading activities in and out of the fund(s). In addition, a fund may require us to restrict or prohibit your purchases and exchanges of fund shares if the fund identifies you as having violated the frequent trading policies applicable to that fund.

SPECIAL FEATURES	PROSPECTUS	43

who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing.

Restrictions that we may impose, subject to certain policy provisions that are required and approved by state insurance departments, include, without limitation:

•	limiting the frequency of transfers to not more than once every 30 days;

•	imposing a fee of $25 per transfer, if you make more than twelve transfers within a policy year;

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

•	imposing a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers or expressly limit the number or frequency of transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers. We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on policyowners engaging in frequent transfers. In addition, our orders to purchase shares of the funds are generally subject to acceptance by the fund, and in some cases a fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any policyowner’s transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable fund.

The underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying funds and the policies and procedures we have adopted to

44	PROSPECTUS	SPECIAL FEATURES

discourage frequent transfers. For instance, an underlying fund may impose a redemption fee. Policyowners should be aware that we may not have the contractual obligation or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. For example, underlying funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying funds that we offer under our variable insurance policies, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the policy level to discourage frequent transfers. You should note that other insurance companies and retirement plans also invest in the underlying funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers.

You should be aware that, as required by SEC regulation, we have entered into written agreements with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a fund if the fund identifies you as violating the frequent trading policies established for the fund.

You should also know that the purchase and redemption orders received by the underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the fund. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in frequent transfer activity, the underlying fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying fund. In the future, some funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of Business Days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

SPECIAL FEATURES	PROSPECTUS	45

Dollar Cost

Averaging and Automatic Portfolio Rebalancing

Dollar Cost Averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. Automatic Portfolio Rebalancing is a systematic approach for maintaining a consistent risk profile over the long-term. Neither Dollar Cost Averaging nor Automatic Portfolio Rebalancing guarantee an increase in the overall value of your investments or offer protection against losses in a declining market. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your Policy Account Value out of the fixed-rate option once each Policy Year. We must receive your request within 30 days of your Policy Anniversary. If we receive your request in Good Order on or within 30 days before your Policy Anniversary, we will make the transfer on your Policy Anniversary. If we receive your request in the 30 day period after your Policy Anniversary, we will make the transfer on the Business Day we receive your request in Good Order. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.

The maximum that you may transfer out of the fixed-rate option each Policy Year is either 33-1/3% of your Policy Account Value allocated to the fixed-rate option on the Policy Anniversary on or immediately preceding the date of transfer, or $2,500, whichever is higher. If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from the RS Money Market VIP Series to a particular variable investment option or options each month, over a period of time. Using dollar cost averaging, may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. However, this strategy cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

More detailed information concerning our dollar-cost averaging program is available in the Statement of Additional Information and upon request from our Customer Service Office. We do not charge for this feature. We reserve the right to modify, suspend or discontinue the dollar cost averaging program. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

AUTOMATIC PORTFOLIO REBALANCING TRANSFER OPTION

Automatic portfolio rebalancing is a tool to help ensure that your assets are properly allocated according to your chosen investment strategy and risk tolerance as market conditions change over time. It may also help you earn more attractive long-term returns by shifting money from an asset class that has performed well to one that has lagged, providing relatively low prices in the underperforming asset class. Automatic portfolio rebalancing does not guarantee gains, nor does it assure that you will not have losses.

If you choose automatic portfolio rebalancing, your Policy Account Value in the variable investment options will be automatically rebalanced each quarter to maintain a desired asset allocation mix.

Please note that automatic portfolio rebalancing is not a market timing strategy in which you are trying to outguess the financial markets, but

46	PROSPECTUS	SPECIAL FEATURES

rather a systematic approach for maintaining a consistent risk profile over the long-term.

More detailed information on our Automatic Rebalancing Transfer Option and an authorization form are available upon request from our Customer Service Office. You will also find additional information in the Statement of Additional Information available upon request from our Customer Service Office.

We do not charge for this feature. We reserve the right to modify, suspend, or discontinue the automatic portfolio rebalancing transfer option. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under Death benefit options, and is payable when we receive proof that the insured has died while the Policy was in effect. It is calculated by deducting the sum of (b) from the sum (a) where:

(a) is the death proceeds based on the death benefit option in effect as of the date of the insured’s death, and

(b) is the sum of:

•	any outstanding Policy Debt as of the date of the insured’s death, plus

•	any outstanding Monthly Deductions as of the date of the insured’s death.

We may adjust the death proceeds paid to the beneficiaries if:

•	the age or sex listed on the Policy application is incorrect; or

•	the insured commits suicide within two years of the Policy Issue Date or date of an increase in the Total Face Amount

See “Limits To GIAC’s Right To Challenge a Policy” for information on how your death benefit could be adjusted as a result of suicide or misstatement of age or sex.

The amount of all other transactions will be calculated as of the end of the Business Day on which we receive the necessary instructions, information or documentation in Good Order at our Customer Service Office. If the proceeds are being taken from your Policy Account Value in the variable investment options, we will normally pay proceeds within seven days of receiving the necessary information. If the proceeds are being taken from your Policy Account Value in the fixed-rate option, we will normally pay proceeds promptly once we have received the necessary information in Good Order at our Customer Service Office. However, in certain circumstances, we may delay payment. See “Deferral of Payments” below.

SPECIAL FEATURES	PROSPECTUS	47

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Deferral of payment of policy proceeds and other transactions

Delay of Separate Account Payments and Transactions. If payment of proceeds or transactions affect your Policy Account Value in the variable investment options, (such as allocation of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments), then we may postpone processing requests for such payments or transactions when:

•	the NYSE is closed, except for weekends or holidays, or when trading has been restricted,

•	the SEC determines that a state of emergency exists, making policy transactions impracticable,

•

one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or the SEC by order permits postponement of payment to protect policyowners, or

•	GIAC is required to delay payments because of federal laws designed to counter terrorism and prevent money laundering (see “Certain Restrictions on Payments under the Policy”).

We may defer payment of death proceeds for up to 2 months only, unless otherwise permitted by state law.

Delay of General Account Proceeds and Other Transactions. If the payment of proceeds or transactions affect your Policy Account Value in the fixed-rate option, then state law may permit us to postpone processing requests for allocations of Net Premiums, transfers, loans, death benefits, withdrawals or other payments for up to six months from the date of your request. Our ability to delay either paying these proceeds or effecting other transactions may vary by state law. You should refer to your Policy for details.

These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See “Transfers from the Fixed-Rate Option.”

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of Proceeds for Check Clearance. We reserve the right to defer payment of that portion of your Policy Account Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Proceeds to Challenge Coverage. We may challenge the validity of your Policy based on any material misstatements made to us in the application for the Policy. See “Limits to GIAC’s Right to Challenge a Policy.”

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EXCHANGING A POLICY

Exchange for fixed-benefit whole life insurance option

At any time prior to the second Policy Anniversary, you have the right to exchange your Executive Benefits VUL policy for a level premium fixed-benefit whole life policy that we make available for this purpose and that is then being issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements.

Under the new policy, your policy value will be held in the issuer’s general account. The face amount of the new policy will be equal to the Total Face Amount of this Policy on the date you make the exchange. No partial exchanges are permitted. The insured’s age when the Executive Benefits VUL Policy took effect will be carried over to the new policy.

Before you can make any exchange, you must repay any outstanding Policy Debt on your Executive Benefits VUL policy, and all due Monthly Deductions must be paid. See your Policy for details.

The exchange may result in a cost or credit to you. For information on how this cost or credit is calculated, see the Statement of Additional Information or contact our Customer Service Office.

The new policy will have the same Policy Date as this Policy. It will be issued and effective the later of the Business Day that we receive your written exchange request in Good Order at our Customer Service Office along with your Policy, or on the date that any exchange cost is received by the issuer of your new policy.

The new policy’s underwriting class will be based on the underwriting classes made available by the issuing company and will be comparable to the underwriting class of this Policy. However, it will be subject to any Total Face Amount limitations then in effect. Premiums for the new policy will be based on the published rates of the issuing company on the exchange date. The premiums will depend on the new policy’s plan, face amount and underwriting class, and the insured’s age and sex. The contestable and suicide periods for the new policy will be measured from the Issue Date of this Policy and the new policy will be subject to any existing assignment of this Policy.

An exchange may have tax consequences. See “Exchanges” under “Federal Tax Considerations”.

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options available under the policy, including payments of a fixed amount, or for a fixed period, or payments guaranteed for life. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries will be asked to choose the payment options, up to one year after the insured’s death. If you are surrendering your Policy, you have 60 days after the proceeds of your Policy become payable

Payment options

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more available payment options.

SPECIAL FEATURES	PROSPECTUS	49

within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50. Under a payment option, the proceeds of your Policy must be paid to a ‘natural person’. Payments will not be made to his or her estate if he or she dies before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens. The proceeds that we hold in order to make payments under the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option. Even if the death benefit under the Policy is excludible from income, payments under payment options may not be excludible in full. This is because earnings on the death benefit after the insured’s death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the available payment options.

For more information about the payment options available under the Policy, see the Statement of Additional Information, available free of charge from our Customer Service Office, or contact our Customer Service Office.

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FEDERAL TAX CONSIDERATIONS

THIS DISCUSSION of federal tax considerations for your Executive Benefits VUL policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your Policy is in force. If you are interested in purchasing a Policy, taking a Policy loan or effecting policy transactions, you should consult a legal or tax advisor regarding your particular circumstances.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a Policy, particularly so with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Nevertheless, we believe there is a reasonable basis for concluding that your Policy should satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. Certain features of the Executive Benefits VUL policy, such as your flexibility to allocate premiums and the Policy Account Value, have not been explicitly addressed in published rulings. While we believe that the Policy does not give policyowners investment control over the Separate Account’s assets, we reserve the right to modify the Policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the investment divisions of our Separate Account be “adequately diversified” in order for the Policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax status

To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code.

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Treatment of

policy proceeds

We believe that there is a reasonable basis for concluding that your policy should satisfy the applicable requirements of Section 7702 of the Internal Revenue Code. Assuming that is the case, the death benefits under your Policy should generally be excludible from the gross income of the beneficiary, and generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies.

TREATMENT OF POLICY PROCEEDS

We believe that the death benefits under your Policy generally should be excludible from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is generally not subject to federal income tax, but may be subject to federal estate taxes or generation skipping taxes. The tax consequences of continuing a Policy beyond the insured’s 100th year are unclear. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s 100th year.

Partial withdrawals, surrenders and policy loans all result in money being taken out of your Policy before the insured dies. How this money is taxed depends on whether your Policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as “modified endowment contracts,” with less favorable income tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. In general, a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven policy years or the first seven years following an increase, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven policy years, or first seven years after each increase in Total Face Amount, for example as a result of a partial withdrawal or any decrease in Total Face Amount, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Total Face Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policyowner should consult with a competent advisor to determine whether a transaction will cause the Policy to be classified as a modified endowment contract.

If your policy is not considered a modified endowment contract:

•	money that you withdraw from your Policy will generally be taxed only if the total that you withdraw exceeds your “basis” in the Policy — which is generally equal to the total amount that you have

52	PROSPECTUS	FEDERAL TAX CONSIDERATIONS

paid in premiums reduced by any amounts you have previously received from the Policy that were tax-free. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax even if all of your basis in the Policy has not been recovered. When you withdraw money from your Policy, your basis is reduced by any amount withdrawn that is not taxed;

•

if you surrender your Policy, you will generally be taxed only on the amount by which the value of your Policy, including any Policy Debt, is greater than your basis in the Policy. The tax consequences of surrendering your Policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible; and

•

policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your Policy lapses while you have an outstanding policy loan, you may have to pay tax on the amount that you still owe.

The tax consequences of a policy loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small or there is no difference at all. You should consult a tax advisor regarding these consequences including whether such a loan may be treated as a withdrawal.

If your Policy is considered a modified endowment contract:

•

all distributions other than death benefits, including partial withdrawals, surrenders, assignments and policy loans, will be treated first as distributions of gain, taxable as ordinary income to the extent of any gain; and as a tax free recovery of basis only after all the gain in the contract has been distributed;

•

all modified endowment contracts issued to you by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution; and

•

a 10% penalty tax will also generally apply to any taxable distribution. There are certain exceptions, but they apply only to tax payers who are individuals. The Policy will generally be owned by a business entity, not an individual.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	53

EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another policy, as long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original Policy was issued, if you exchange your Policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to policies where necessary to attempt to ensure that they continue to qualify as life insurance under the Internal Revenue Code, and policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators. Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your Executive Benefits VUL Policy, please consult a legal or tax advisor.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

The Policy will generally be owned by a business entity, not an individual. In that case, the owner should not be affected by federal estate and generation skipping transfer tax considerations. If the Policy is owned by an individual, however, the owner should consult a tax adviser about the federal estate and generation skipping transfer tax consequences of owning the Policy.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then. During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

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The complexity of EGTRRA, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

OTHER TAX CONSEQUENCES

Special Considerations for Non-Individual Owners and Business Beneficiaries of Policies.

Executive Benefits VUL Policies can be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split-dollar insurance plans, and executive bonus plans, retiree medical benefits plans, or other similar plans. The tax consequences of these plans will vary depending on individual arrangements and circumstances. If you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should first consult a tax advisor regarding your specific circumstances.

Deductibility of interest and premiums. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules and the business would not be able to deduct, as a business expense or otherwise, the premium paid for the Policy. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

In addition, rules have been passed by Congress relating to life insurance owned by businesses and the IRS has issued guidance relating to split dollar arrangements. Due to the complexity of these rules, and because they are affected by your facts and circumstances, any business should consult with a qualified tax advisor before buying a Policy, and before making any changes or transactions under the Policy.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax. In determining whether it is subject to the alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year’s increase in the built-in gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of (i) the premiums paid on that Policy in the year of death, and (ii) the corporation’s basis in the Policy (as measured for alternative minimum tax purposes) as of the

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	55

end of the corporation’s tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to “Small Corporations” as defied by Section 55(c) of the IRC. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

Employer-owned life insurance contracts. An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contract. Pursuant to recently enacted section 101(j) of the IRC, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). It is the employer’s responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. Contracts issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these new provisions, provided that the policy received in exchange does not have a material increase in death benefit or other material change with respect to the old policy.

Section 101(j) provides the general rule that, with respect to an employer-owned life insurance contract, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premium and other payments paid by the policyowner for the contract. Consequently, under this general rule, the entire death benefit, less the cost to the policyowner, will be taxable. Although Section 101(j) is not clear, if lifetime distributions from the contract are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.

There are two exceptions to this general rule of taxability, provided that the following statutory notice, consent, and information requirements are satisfied. Prior to the issuance of the contract, (a) the employee is notified in writing that (i) the employer intends to insure the employee’s life, and (ii) the maximum face amount for which the employee could be insured at the time that the contract is issued; (b) the employee provides written consent to being insured under the contract and that such coverage may continue after the insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee. If the employer fails to meet all of those requirements, then neither exception can apply.

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The two exceptions are as follows:

(1) if proper notice and consent are given and received, and if the insured was an employee at any time during the 12-month period before the insured’s death, then new Section 101(j) would not apply; and

(2) if proper notice and consent are given and received and, at the time that the contract is issued, the insured is either a director, a “highly compensated employee” (within the meaning of Section 414(q) of the IRC without regard to paragraph (a)(B)(ii) thereof), or a “highly compensated individual” (within the meaning of Section 105(h)(5), except 35% is substituted for “25%” in paragraph (C) thereof), then the new Section 101(j) would not apply.

IRC Section 6039I requires any policyowner of an employer-owned contract to file an annual return showing (a) the number of employees of the policyowner, (b) the number of such employees insured under employer-owned contracts at the end of the year, (c) the total amount of insurance in force with respect to those contracts at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyowner, and (e) that the policyowner has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained). Proper recordkeeping is also required by this section.

It is the policyowner’s responsibility to (a) provide the proper notice to each insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that the policyowner will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I.

If you fail to observe the notice and consent requirements of Section 101(j) of the IRC, the death benefit will be taxable to you when received.

If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

A tax advisor should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

GIAC’S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account that support account values. The operations of the Separate

Possible tax law

changes

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

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Account are reported on our Federal Income Tax return, which is then consolidated with that of our parent company, Guardian Life. We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the Policy.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation skipping transfer taxes unless you tell us in writing that these taxes are not required.

Life Insurance Purchases by Residents of Puerto Rico. The Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

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RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

As explained in “The variable investment options,” we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds’ shareholders. Where we are required to by law, we will vote fund shares based on the instructions we receive from Executive Benefits VUL policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. Because of this proportional voting, a small number of policyowners could control the outcome of a vote. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund’s directors, part of your Policy Account Value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders’ meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund, by the net asset value of the variable investment option’s shares on that date.

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund’s investment advisor, its advisory contract, or its investment objectives or policies, we may disregard policyowners’ voting instructions, if the law allows us to do so. If the change affects the investment advisor or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund’s investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See “Rights Reserved by GIAC.” If a vote is required, you will be given one vote for every $100 of your Policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners. You do not have the right to vote on the operations of the fixed-rate option.

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Incontestability

Generally, we cannot challenge your Policy once it is in force for two years.

LIMITS TO GIAC’S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, we cannot challenge your Policy or any Total Face Amount increase once it is in force for two years. If we successfully challenge an increase in Total Face Amount, the death benefit will be the amount that would have been payable had such increase not taken effect. If this Policy is reinstated, the Policy will have a new two year contestable period from the date of reinstatement.

The period of time during which we can challenge the Policy or any increase in Total Face Amount may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the Policy using the correct age or sex.

Suicide exclusion

If the insured commits suicide within two years of the Policy’s Issue Date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of (a) or (b) as of the date of death where:

(a)	is the sum of all Policy premiums paid, minus any Policy Debt, and minus any partial withdrawals; and

(b)	is the Policy Account Value minus any Policy Debt

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Total Face Amount, our liability, with respect to such increase, will be limited to the cost of insurance for such increase.

The period during which our liability is limited when the insured’s death results from suicide may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of the policyowners and their beneficiaries, or are appropriate to carry out the purposes of the Policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

•	operating the Separate Account in any form permitted by law;

•	taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act;

•	de-registering the Separate Account under the 1940 Act;

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•	transferring the assets from one division of the Separate Account into other divisions, or to one or more separate accounts, or to our general account;

•	adding, combining, or removing investment divisions in the Separate Account;

•

substituting, for the Policy Account Value held in any investment division, the shares of another class issued by a mutual fund in which such values are invested or the shares of a different mutual fund, or any other investment allowed by law;

•

modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer Unloaned Policy Account Value among the variable investment options or the fixed-rate option;

•	changing the way we make deductions or collect charges, consistent with the limits outlined in the Policy;

•	changing the Policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the Policy; or

•	making any changes necessary to the Policy so that it conforms with any action we are permitted to take.

Substitutions may be made with respect to existing Policy Account Value or the investment of future premium payments, or both. We may close subaccounts to allocations of premium payments or Policy Account Value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See “Transfers Among the Investment Options.”

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days of receiving your Policy, or

•	45 days of signing your completed Policy application. Longer periods may apply in some states.

Longer periods may apply in some states. You should refer to your Policy for further details.

If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums you have made towards your Policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.

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OTHER INFORMATION

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Guardian Investor Services LLC (GIS) for the distribution and sale of the Policies. GIS is affiliated with us. GIS acts as principal underwriter of the Executive Benefits VUL Policies as well as other variable life insurance policies and variable annuities that we offer. The Executive Benefits VUL Policies are distributed by GIAC agents who are licensed by state insurance authorities to sell variable life insurance and are registered representatives of GIS or other broker-dealer firms with which GIAC has entered into agreements to sell the policies, including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC.

The actual amount of compensation received by your registered representative will vary depending on specific payment arrangements of the broker-dealer, but the maximum payable for the sale of the Policies is as follows:

Policy Year One — Premiums up to one Target Premium:

Generally, GIAC pays a maximum of 22% of Policy premiums up to one Target Premium in the first Policy Year.

Policy Years two through six — Premiums up to one Target

Premium: Generally, GIAC pays a maximum of 3.0% of Policy premiums up to one Target Premium in Policy Years two through six.

Policy Year one — Premiums in excess of one Target Premium:

Generally, GIAC pays a maximum of 1.00% of Policy premiums in excess of one Target Premium in Policy Year one.

Policy Years two through six — Premiums in excess of one Target

Premium: Generally, GIAC pays a maximum of 1.50% of Policy premiums in excess of one Target Premium in Policy Years two through six.

Policy Years seven and thereafter: Generally, GIAC pays a maximum of 0.15% of Unloaned Policy Account Value per annum monthly in Policy Years seven and thereafter.

We reserve the right to pay any compensation permissible under applicable state law and regulations, including, for example, additional sales or service compensation, while a Policy is in force or additional amounts paid in connection with special promotional incentives. In addition, we may compensate certain individuals for the sale of Policies in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. Individuals may also qualify for non-cash compensation such as expense-paid trips and educational seminars.

The fees and charges imposed under the Policy defray the costs of commissions and other sales expenses. You are not charged directly for commissions or other compensation paid for the sale of the Policies, but

62	PROSPECTUS	OTHER INFORMATION

commissions and other compensation are considered by GIAC in setting the levels of the charges that you do pay under the Policy.

If you return your Policy under the right to cancel provisions, the GIAC agent may have to return some or all of any commission we have paid.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the policies’ guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer’s contractual liability runs solely to GIAC, and no policyowner shall have any right of action against any reinsurer.

TELEPHONE AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take requests for fund transfers and changes in allocation of future premiums over the phone. See “How Your Premiums Are Allocated” and “Transfers Among the Investment Options” for more details on requesting these transactions telephonically.

In addition to these telephone services, in the future we anticipate offering you the ability to use your personal computer to receive documents electronically, review your policy information and to perform other specified transactions. We will notify you as these electronic services become available. At that time, if you want to participate in any or all of our electronic programs, we will ask that you visit our website for information and registration. You may also be able to register by other forms of communication. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You may always request paper copies of any of these documents at any time by calling our Customer Service Office.

Generally, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. Should you decline to participate, you will be able to reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe that the registration or instructions are genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your Policy information and PIN number private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

OTHER INFORMATION	PROSPECTUS	63

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to policy administration or not in the best interests of the policyowners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties, we ask you to send your request by regular or express mail and we will process it using the net asset value first calculated after we receive the request. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or nonperformance; or any interruption resulting from emergency circumstances.

CERTAIN RESTRICTIONS ON PAYMENTS UNDER THE POLICY

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policyowner’s Policy. If these laws apply in a particular situation, we would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a Policy were frozen, the Policy Account Value would be moved to a special segregated account and held there until we received instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your Policy to government agencies and departments.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The Executive Benefits VUL Policy estimates different risks for men and women in establishing a Policy’s premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying Executive Benefits VUL Policies in connection with insurance or benefits programs should consult with their legal advisors to determine if the Policy is appropriate for this purpose.

ILLUSTRATIONS

Illustrations can help demonstrate how the Policy operates, given the Policy’s charges, investment options and any optional features selected, how you plan to accumulate or access Policy Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy’s death benefit, Alternate Cash Surrender Value and Policy Account Value with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your registered representative or us (at our toll-free telephone number) to

64	PROSPECTUS	OTHER INFORMATION

provide an illustration, without charge, based upon your specific situation. Personalized illustrations for prospective and existing policyowners will use both (i) an arithmetic average and (ii) a fund specific weighted average of the investment advisory fees and operating expenses incurred by the underlying mutual funds based, with certain exceptions, on actual fees and expenses after applicable reimbursements and waivers incurred by the funds during 2007. For the RS Global Natural Resources VIP Series, fees and expenses are estimated since it has been in operation for less than one year as of December 31, 2007.

LEGAL PROCEEDINGS

Currently there are no legal proceedings that are likely to have a material adverse effect on the Separate Account, the ability of GIS to perform under its agreement to serve as principal underwriter of the Policies, or on GIAC’s ability to meet its obligations under the Policies.

FINANCIAL STATEMENTS

The financial statements of GIAC and the Separate Account are contained in the Statement of Additional Information.

OTHER INFORMATION	PROSPECTUS	65

APPENDIX A

SPECIAL TERMS USED IN THIS PROSPECTUS

Some of the special terms used in this prospectus are defined below.

Alternate cash surrender value (Your Policy refers to this as Alternate Net Cash Surrender Value.)

The Policy Account Value plus a percentage of the total of all premium charges we have deducted from the premiums you have paid, up to and including the date the Alternate Cash Surrender Value is calculated. Beginning with Policy Month 84, the Alternate Cash Surrender Value equals the Policy Account Value.

Attained age

The insured’s age on his or her birthday closest to the Policy Date plus the number of Policy Years completed since the Policy Date.

Basic face amount

The amount of coverage provided by the Policy, excluding any Supplemental Face Amount. The minimum Basic Face Amount is currently $100,000 ($250,000 for fully underwritten preferred plus non-tobacco (NT) policies).

Business day

Each day that GIAC processes transactions, currently including each day on which the NYSE or its successor is open for trading and GIAC is open for business. GIAC’s close of business is 4 p.m. New York time or, if earlier, the close of the NYSE. If any transaction or event occurs or is scheduled to occur on a day that is not a Business Day, or if a transaction request is received after GIAC’s close of business, such transaction or event will be deemed to occur as of the next following Business Day unless otherwise specified. Currently, the only day on which the NYSE is open and GIAC is closed is the day after the Thanksgiving holiday. It is, however, possible that GIAC could be closed due to extreme weather conditions or other acts of god at times when the NYSE remains open. So long as the NYSE is open, we will calculate unit values and deduct Monthly Deductions on that day, even if GIAC is closed.

Customer service office

For regular mail: The Guardian Insurance & Annuity Company, Inc. Customer Service Office, P.O. Box 26125, Lehigh Valley, PA 18002-6125, 1-800-441-6455

For registered, certified or express mail: The Guardian Insurance & Annuity Company, Inc. 3900 Burgess Place Bethlehem, PA 18017

Good order

Notice from the party authorized to initiate a transaction under this Policy in a form satisfactory to GIAC, including all information required by GIAC to process the requested transaction.

Initial total face amount

The sum of the Basic Face Amount plus any Supplemental Face Amount coverage in force on the Policy’s Issue Date.

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APPENDIX A

Internal Revenue Code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue date

The date your Policy is issued at GIAC’s Customer Service Office.

Loan account

An account to which values from the variable investment options and the fixed-rate option are transferred when a policy loan is taken and to which we credit interest earned on the Loan Amount. The Loan Account is equal to the loan plus interest we credit to the Loan Account.

Loan amount

The sum of any amounts borrowed plus any capitalized loan interest less any loan repayment.

Minimum to issue premium

The amount of premium that is due on the date your Policy is issued and must be paid in order for your Policy to take effect. It is shown in your Policy. It varies based on issue age, sex and underwriting class of the insured and Total Face Amount of the Policy.

Monthly deduction

The total of the charges due and payable on each Monthly Processing Date including cost of insurance and mortality and expense risk charges.

Monthly processing date

The day of each Policy Month on which the Monthly Deduction is deducted from the Policy Account Value and certain Policy benefits and values are calculated. The Monthly Processing Date is the same date of each calendar month as the Policy Date, or the last day of a calendar month if that is earlier. If such calendar day is not a Business Day, the Monthly Processing Date will be the next following Business Day.

Net amount at risk

The difference between the amount of the Policy’s death benefit that you would be paid and the Policy Account Value, after subtracting all applicable Monthly Deductions other than cost of insurance.

Net cash surrender value

The Alternate Cash Surrender Value of your Policy less any Policy Debt, but not less than zero.

NYSE

The New York Stock Exchange.

1940 Act

The Investment Company Act of 1940, as amended.

APPENDICES	PROSPECTUS	67

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Net premium

The amount of premium that remains after we deduct premium charges from the premiums you pay.

Policy account value

The Policy Account Value is the sum of the values of the variable investment options, the fixed-rate option and the Loan Account.

Policy anniversary

The same date each year as the Policy Date.

Policy date

This date is used to measure Policy Months, Policy Years, Policy Anniversaries, and Monthly Processing Dates. It also determines the age of the insured at issue. Your Policy Date is shown on the Data Pages of your Policy.

Policy debt

The unpaid Policy Loan Amount plus the accrued and unpaid interest on those loans.

Policy year

The year commencing with the Policy Date or with an anniversary of that date.

SEC

The United States Securities and Exchange Commission.

Supplemental face amount

This is additional insurance coverage that provides a level death benefit to the Policy Anniversary nearest the insured’s 100th birthday.

Target premium

A measure of premium used to determine your Policy’s premium charges and agent commissions. Only the Policy’s Basic Face Amount has a Target Premium. The Target Premium associated with the Basic Face Amount is based on the insured’s age at issue, underwriting class and sex (unless sex-neutral rates are required by law).

Total face amount

The sum of the Basic Face Amount plus any Supplemental Face Amount, including any increases or decreases in the Total Face Amount, since the Issue Date. On the Policy Anniversary on which the insured is Attained Age 100, all Supplemental Face Amount coverage will end and thereafter the Total Face Amount will equal the Basic Face Amount in effect on the date of determination.

Unloaned policy account value

The Policy Account Value less the Loan Account.

68	PROSPECTUS	APPENDICES

APPENDIX B

TABLE OF ALTERNATE CASH SURRENDER VALUE PERCENTAGES

Table of percentages used in the calculation of the Alternate Cash Surrender Value.

Policy Month	Percentage	Policy Month	Percentage
1	120%	43	89.17%
2	120%	44	88.33%
3	120%	45	87.50%
4	120%	46	86.67%
5	120%	47	85.83%
6	120%	48	85.00%
7	120%	49	82.92%
8	120%	50	80.83%
9	120%	51	78.75%
10	120%	52	76.67%
11	120%	53	74.58%
12	120%	54	72.50%
13	118.75%	55	70.42%
14	117.50%	56	68.33%
15	116.25%	57	66.25%
16	115.00%	58	64.17%
17	113.75%	59	62.08%
18	112.50%	60	60.00%
19	111.25%	61	57.92%
20	110.00%	62	55.83%
21	108.75%	63	53.75%
22	107.50%	64	51.67%
23	106.25%	65	49.58%
24	105.00%	66	47.50%
25	104.17%	67	45.42%
26	103.33%	68	43.33%
27	102.50%	69	41.25%
28	101.67%	70	39.17%
29	100.83%	71	37.08%
30	100.00%	72	35.00%
31	99.17%	73	32.08%
32	98.34%	74	29.17%
33	97.50%	75	26.25%
34	96.67%	76	23.33%
35	95.83%	77	20.42%
36	95.00%	78	17.50%
37	94.17%	79	14.58%
38	93.33%	80	11.67%
39	92.50%	81	8.75%
40	91.67%	82	5.83%
41	90.83%	83	2.92%
42	90.00%	84 & Over	0%

APPENDICES	PROSPECTUS	69

APPENDIX C

HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

The following tables illustrate how the Policies operate. Specifically, they show how the death benefit, Net Cash Surrender Value and Policy Account Value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on Policies with face amounts of $1,000,000 for a male insured, issue age 40, guaranteed underwriting class, utilizing the Cash Value Accumulation Test. Values are first given based on current charges and then based on the Policy’s higher guaranteed charges. Each illustration is given for a Policy with an Option 1 death benefit. These illustrations may assist in the comparison of death benefits, Net Cash Surrender Values and Policy Account Values for Executive Benefits VUL policies with those for other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing an Executive Benefits VUL policy, particularly if the decision to replace existing coverage is based primarily on a comparison of policy illustrations.

Actual returns will fluctuate over time and likely will be both positive and negative. The actual death benefits, Net Cash Surrender Values and Policy Account Values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6% and 10%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Policyowner pays more than the stated premium.

Death benefits, Net Cash Surrender Values and Policy Account Values will also be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6%, or 10%, but vary above and below the average over the period; and (2) premiums are paid at other than annual intervals. Benefits and values will also be affected by the Policyowner’s allocation of the Unloaned Policy Account Value among the variable investment options and the fixed-rate option. If the actual gross rate of return for all options averages 0%, 6%, or 10%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy’s performance. Policy loans and other policy transactions, such as partial withdrawals, will also affect results, as will the insured’s sex and underwriting class.

Death benefits, Net Cash Surrender Values and Policy Account Values shown in the tables reflect the fact that: (1) deductions have been made from premiums for premium charges; and (2) the Monthly Deduction is deducted from the Policy Account Value on each Monthly Processing Date. See Deductions and charges. The amounts shown in the illustrations also reflect an arithmetic average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 1.02% of the average daily net assets of such funds. The arithmetic average is based upon actual expenses (estimated expenses for RS Global Natural Resources VIP Series) of the funds incurred during 2007, before taking into account any applicable expense reimbursements and fee waivers. For an explanation of the expenses see the accompanying fund prospectuses.

Taking account of the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at -1.02%, 4.98%, and 8.98%, respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Net Cash Surrender Values and Policy Account Values illustrated. See GIAC’s taxes.

GIAC will furnish upon request an illustration reflecting the proposed insured’s age, sex, underwriting class, face amount requested, and applicable life insurance test, but a premium-based illustration must reflect GIAC’s current

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The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

minimum Face Amount requirement for Executive Benefits VUL — which is $100,000 ($250,000 for fully underwritten preferred plus NT Policies). These personalized illustrations will use both (i) a fund specific weighted average of the investment advisory fees and operating expenses incurred by the mutual funds selected by the Policyowner and (ii) an arithmetic average of the investment advisory fees and expenses incurred by all funds, based on actual fees and expenses of the funds incurred during 2007 (estimated expenses for RS Global Natural Resources VIP Series), after applicable reimbursements and waivers.

These illustrations will refer to “net outlay” as the cash flow into or out of the Policy. It is equal to the sum of all premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash. For purposes of these illustrations “net outlay” will be equal to Target Premium. With this Policy, we reasonably expect that policyowners will pay the Target Premium annually. Therefore, the illustrations are based on this expectation and as a result show premiums being paid only through Policy Year 7. If the policyowner pays the Target Premium for seven years, any additional payment after that would cause the Policy to become a MEC.

From time to time, advertisements or sales literature for Executive Benefits VUL may quote historical performance data of one or more of the underlying funds, and may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with historical average annual total returns of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables, and examples. Any such information is intended to show the Policy’s investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

GIAC began to offer Executive Benefits VUL on September 15, 2008. As such, the Policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates. The results for any period prior to the Policies’ being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies. Thus the illustrations will reflect deductions for each fund’s expenses, and the charges deducted from premiums, Monthly Deductions and any transaction deductions associated with the Policy in question.

APPENDICES	PROSPECTUS	71

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 40, Guaranteed Issue Standard Risk Underwriting Class

$1,000,000 Basic Face Amount

Death Benefit Option 1

Target Premium = $40,370

These values reflect CURRENT cost of insurance and other charges

Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Current Charges and 0% Gross (-1.02% Net) Return				Assuming Current Charges and 6% Gross (4.98% Net) Return				Assuming Current Charges and 10% Gross (8.98% Net) Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	40	40,370	35,539	39,899	1,000,000	40,370	37,718	42,078	1,000,000	40,370	39,170	43,530	1,000,000
2	41	40,370	70,675	78,305	1,000,000	40,370	77,274	84,904	1,000,000	40,370	81,820	89,450	1,000,000
3	42	40,370	105,402	115,756	1,000,000	40,370	118,755	129,110	1,000,000	40,370	128,257	138,612	1,000,000
4	43	40,370	139,715	152,069	1,000,000	40,370	162,251	174,604	1,000,000	40,370	178,820	191,174	1,000,000
5	44	40,370	173,609	184,509	1,000,000	40,370	207,857	218,756	1,000,000	40,370	233,880	244,780	1,000,000
6	45	40,370	207,083	214,713	1,000,000	40,370	255,680	263,310	1,000,000	40,370	293,848	301,478	1,000,000
7	46	40,370	240,134	240,134	1,000,000	40,370	305,833	305,833	1,000,000	40,370	358,979	358,979	1,169,253
8	47	—	236,334	236,334	1,000,000	—	319,803	319,803	1,008,019	—	389,717	389,717	1,228,387
9	48	—	232,410	232,410	1,000,000	—	334,347	334,347	1,020,111	—	422,985	422,985	1,290,551
10	49	—	228,345	228,345	1,000,000	—	349,477	349,477	1,032,133	—	458,980	458,980	1,355,534
15	54	—	205,378	205,378	1,000,000	—	434,525	434,525	1,093,002	—	688,004	688,004	1,730,601
20	59	—	175,677	175,677	1,000,000	—	536,816	536,816	1,161,642	—	1,024,714	1,024,714	2,217,429
25	64	—	133,413	133,413	1,000,000	—	657,844	657,844	1,237,891	—	1,513,915	1,513,915	2,848,792
30	69	—	68,719	68,719	1,000,000	—	798,899	798,899	1,326,388	—	2,216,519	2,216,519	3,680,021
35	74	—	—	—	—	—	961,422	961,422	1,423,464	—	3,215,842	3,215,842	4,761,318
40	79	—	—	—	—	—	1,147,755	1,147,755	1,537,593	—	4,628,405	4,628,405	6,200,454
45	84	—	—	—	—	—	1,361,002	1,361,002	1,680,954	—	6,616,710	6,616,710	8,172,203
50	89	—	—	—	—	—	1,606,422	1,606,422	1,864,523	—	9,415,511	9,415,511	10,928,284
55	94	—	—	—	—	—	1,893,892	1,893,892	2,095,416	—	13,382,607	13,382,607	14,806,614
60	99	—	—	—	—	—	2,291,752	2,291,752	2,336,988	—	19,523,350	19,523,350	19,908,712
65	104	—	—	—	—	—	2,922,136	2,922,136	2,922,136	—	30,011,545	30,011,545	30,011,545
70	109	—	—	—	—	—	3,725,918	3,725,918	3,725,918	—	46,134,134	46,134,134	46,134,134
75	114	—	—	—	—	—	4,750,794	4,750,794	4,750,794	—	70,917,985	70,917,985	70,917,985
80	119	—	—	—	—	—	6,057,578	6,057,578	6,057,578	—	109,016,041	109,016,041	109,016,041
81	120	—	—	—	—	—	6,359,245	6,359,245	6,359,245	—	118,805,681	118,805,681	118,805,681

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

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The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 40, Guaranteed Issue Standard Risk Underwriting Class

$1,000,000 Basic Face Amount

Death Benefit Option 1

Target Premium = $40,370

These values reflect GUARANTEED cost of insurance and other charges

Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Guaranteed Charges and 0% Gross (-1.02% Net) Return				Assuming Guaranteed Charges and 6% Gross (4.98% Net) Return				Assuming Guaranteed Charges and 10% Gross (8.98% Net) Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	40	40,370	34,689	39,049	1,000,000	40,370	36,838	41,198	1,000,000	40,370	38,272	42,632	1,000,000
2	41	40,370	68,866	76,496	1,000,000	40,370	75,345	82,975	1,000,000	40,370	79,809	87,439	1,000,000
3	42	40,370	102,519	112,874	1,000,000	40,370	115,586	125,941	1,000,000	40,370	124,887	135,242	1,000,000
4	43	40,370	135,647	148,000	1,000,000	40,370	157,643	169,996	1,000,000	40,370	173,821	186,174	1,000,000
5	44	40,370	168,227	179,127	1,000,000	40,370	201,581	212,481	1,000,000	40,370	226,934	237,833	1,000,000
6	45	40,370	200,265	207,895	1,000,000	40,370	247,499	255,129	1,000,000	40,370	284,611	292,240	1,000,000
7	46	40,370	231,790	231,790	1,000,000	40,370	295,529	295,529	1,000,000	40,370	347,046	347,046	1,130,386
8	47	—	226,422	226,422	1,000,000	—	307,194	307,194	1,000,000	—	374,697	374,697	1,181,044
9	48	—	220,981	220,981	1,000,000	—	319,335	319,335	1,000,000	—	404,546	404,546	1,234,294
10	49	—	215,443	215,443	1,000,000	—	331,959	331,959	1,000,000	—	436,754	436,754	1,289,893
15	54	—	184,430	184,430	1,000,000	—	401,891	401,891	1,010,915	—	638,329	638,329	1,605,650
20	59	—	142,067	142,067	1,000,000	—	481,786	481,786	1,042,560	—	922,712	922,712	1,996,702
25	64	—	79,364	79,364	1,000,000	—	570,759	570,759	1,074,019	—	1,317,851	1,317,851	2,479,851
30	69	—	—	—	—	—	666,573	666,573	1,106,692	—	1,855,507	1,855,507	3,080,644
35	74	—	—	—	—	—	769,270	769,270	1,138,967	—	2,581,632	2,581,632	3,822,319
40	79	—	—	—	—	—	873,677	873,677	1,170,424	—	3,534,826	3,534,826	4,735,438
45	84	—	—	—	—	—	972,039	972,039	1,200,552	—	4,741,351	4,741,351	5,855,974
50	89	—	—	—	—	—	1,059,290	1,059,290	1,229,484	—	6,229,228	6,229,228	7,230,067
55	94	—	—	—	—	—	1,139,667	1,139,667	1,260,936	—	8,079,760	8,079,760	8,939,505
60	99	—	—	—	—	—	1,285,657	1,285,657	1,311,034	—	10,988,713	10,988,713	11,205,614
65	104	—	—	—	—	—	1,618,933	1,618,933	1,618,933	—	16,682,137	16,682,137	16,682,137
70	109	—	—	—	—	—	2,038,602	2,038,602	2,038,602	—	25,325,414	25,325,414	25,325,414
75	114	—	—	—	—	—	2,567,061	2,567,061	2,567,061	—	38,446,907	38,446,907	38,446,907
80	119	—	—	—	—	—	3,232,509	3,232,509	3,232,509	—	58,366,852	58,366,852	58,366,852
81	120	—	—	—	—	—	3,385,015	3,385,015	3,385,015	—	63,449,359	63,449,359	63,449,359

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	73

TABLE OF CONTENTS FOR

STATEMENT OF ADDITIONAL INFORMATION

ABOUT GIAC

ADDITIONAL INFORMATION ABOUT THE POLICY

ADDITIONAL INFORMATION ABOUT CHARGES

PERFORMANCE INFORMATION

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS OF THE GUARDIAN SEPARATE ACCOUNT N

CONSOLIDATED FINANCIAL STATEMENTS OF THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

74	PROSPECTUS	SAI–CONTENTS

BACK COVER PAGE

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the policy described in this prospectus and is incorporated into this prospectus by reference. If you would like a free copy, please call us toll-free at 1-800-441-6455, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service office

Box 26125

Lehigh Valley, Pennsylvania 18002-6125

Information about us (including the SAI), is also available on the SEC’s Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC’s Public Reference Room, 100 “F” Street, NE, Room 1580, Washington, D.C. 20549. (Direct questions to the SEC at 202-551-5850).

HOW TO COMMUNICATE WITH US

Except for proper telephone transfer requests, we cannot act on any request unless it is received in writing at our Customer Service Office, in a form acceptable to us. Your request must include:

•	your policy number,

•	the full name of all policyowners,

•	the full name of the insured, and

•	your current address.

Our address for regular mail is:

The Guardian Insurance & Annuity Company, Inc.

P.O. Box 26125

Lehigh Valley, PA 18002-6125

Our address for registered, certified or express mail is:

The Guardian Insurance & Annuity Company, Inc.

3900 Burgess Place

Bethlehem, PA 18017

If you need information on your Policy, or a free personalized illustration of death benefits, surrender values, and cash values under your Policy, please contact your registered representative, or call us at 1-800-441-6455 between 8 a.m. and 6 p.m. Eastern time or write us at the above address. Current policyowners should contact their registered representative for current personalized illustrations.

Investment Company Act File No. 811-09725

Securities Act of 1933 File No. 333-151073

BACK COVER PAGE	PROSPECTUS	75

EXECUTIVE BENEFITS VUL

Issued Through The Guardian Separate Account N of

The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated September 2, 2008

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account N variable universal life insurance policy (marketed under the name “Executive Benefits VUL”) (the “Policy”) dated September 2, 2008.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26125

Lehigh Valley, Pennsylvania 18002

1-800-441-6455

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

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ABOUT GIAC

Your Policy is issued through Separate Account N, (Separate Account or Separate Account N), of The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance and annuities in all 50 states of the United States of America and the District of Columbia. As of December 31, 2007, our total assets (GAAP basis) exceeded $10 billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2007, Guardian Life had total assets (GAAP basis) in excess of $45 billion. The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, New York 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody’s Investors Service, Inc., Standard & Poor’s Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC’s ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Policies, and does not guarantee the benefits provided by the Policy. The Guardian Separate Account N was established by GIAC’s Board of Directors on September 23, 1999 under the insurance laws of the State of Delaware. It is registered with the SEC as a unit investment trust.

ADDITIONAL INFORMATION ABOUT THE POLICY

Death Benefit Options

Cash Value Test

To satisfy the Cash Value Test, the death benefit must be at least equal to the Alternate Cash Surrender Value on a given date multiplied by a death benefit factor. A table of death benefit factors appears in your Policy. These factors are equal to one divided by the net single premium (the single premium that would be needed to pay for the death benefit under the Policy, including any Supplemental Face Amount coverage).

Guideline Premium Test

The Guideline Premium Test consists of two parts: the Guideline Premium Test and the Cash Value Corridor Test. To satisfy the Guideline Premium Test the total of all premiums you pay must not exceed certain maximums. The total of premiums paid, minus the nontaxable portion of partial withdrawals, must not be greater than the larger of:

•	the guideline single premium on the date the calculation is done, or

•	the sum of the guideline level premiums to the date the calculation is done.

For the purposes of this test, the guideline single premium is the premium that would be necessary to pay for future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 6%.

The guideline level premium is the level annual premium payable to age 100 that would be necessary to pay for all future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 4%.

Payment of premiums in excess of the guideline premium limit is permitted if such premiums are necessary to keep the Policy in force.

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To satisfy the Cash Value Corridor Test, the death benefit must at least equal the percentage of the Alternate Cash Surrender Value shown in the following table:

Attained age	Percentage of policy account value*
0-40	250%
40-45	250% - 215%
45-50	215% - 185%
50-55	185% - 150%
55-60	150% - 130%
60-65	130% - 120%
65-70	120% - 115%
70-75	115% - 105%
75-90	105%
90-95	105% - 100%
95+	100%
The	percentage decreases as attained age increases within the age ranges.

Experience Factor

We calculate the unit value of each variable investment option on each Business Day by multiplying the option’s immediately preceding unit value by the experience factor (sometimes referred to as the “net investment factor”) for that day. We calculate the experience factor as follows on each Business Day:

•	the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current Business Day; plus

•

the amount per share of any dividends or capital gains distributed by the fund on the current Business Day, minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

•	the net asset value of one share of the same mutual fund at the close of the previous Business Day.

We do not calculate the unit value on non-Business Days. Non-Business Days use the unit value calculated as of the most recent preceding Business Day.

The prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.

Decreasing the Total Face Amount

Your death benefit option will determine how your Policy is affected by a reduction in the Total Face Amount due to a partial withdrawal:

•	under Option 1, a partial withdrawal will typically cause an immediate reduction in your Policy’s Total Face Amount;

•	under Option 2, a partial withdrawal will not reduce your Policy’s Total Face Amount. However, the amount of your death benefit will decline with each partial withdrawal.

Your Total Face Amount will be decreased by first decreasing any Supplemental Face Amount coverage and then the Basic Face Amount coverage.

If the Policy is using the Guideline Premium Test, guideline single premiums and guideline level premiums will be recalculated. Under the Cash Value Accumulation Test, net single premiums will be recalculated.

Reducing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Total Face Amount may

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also reduce the federal tax law limits on what you can put into the Policy. In these cases you may need to have a portion of the policy’s cash value paid to you to comply with federal tax law. See “Federal Tax Considerations” in the prospectus.

Increasing the Total Face Amount

We’ll issue any increase as Supplemental Face Amount coverage. Each increase has its own issue date, face amount, and issue age.

You don’t have to pay an additional premium to increase the Total Face Amount, so long as your Policy Account Value, less the Monthly Deduction and less Policy Debt, is not less than zero.

Increasing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing your policy to be considered a modified endowment contract. The tax consequences associated with your Policy being classified as a modified endowment contract are discussed in the prospectus under “Federal Tax Considerations.”

Dollar Cost Averaging Transfer Option

The amount of your monthly transfer under this option must be at least $100 for each variable investment option you wish to invest in. Amounts will be transferred automatically on each Monthly Processing Date from RS Money Market VIP Series into the variable investment options you have chosen. Before the program can begin, you must submit an authorization form. We will stop your dollar cost averaging program when:

•	the period of time listed on your dollar cost averaging authorization form ends;

•

your Policy Account Value in RS Money Market VIP Series is insufficient to cover your monthly transfer to the variable investment options you have chosen. If this happens we will divide what you do have in RS Money Market VIP Series proportionally among the variable investment options you have chosen, leaving a balance of zero in RS Money Market VIP Series;

•	you tell us in writing to end the program, and we receive this notice at least three Business Days before the next Monthly Processing Date; or

•	your Policy lapses or you surrender it.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at our Customer Service Office at least three Business Days before your Policy’s next Monthly Processing Date.

Automatic Portfolio Rebalancing Transfer Option

If you choose automatic portfolio rebalancing, your Policy Account Value will be automatically rebalanced to maintain a selected proportion of your Policy Account Value in each of the variable investment options. Generally, this selected proportion will correspond to your then current premium allocation designation.

Before the program can begin, you must submit an authorization form. We will rebalance your Policy Account Value beginning on the date you specify in your written authorization, received in Good Order at our Customer Service Office or on the Business Day next following if the selected date is a non- Business Day. Once rebalancing begins, we will rebalance quarterly thereafter.

Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not currently charge you for using this service.

We will stop automatic rebalancing of your Policy Account Value when:

•	The period of time, if any, listed on your automatic rebalancing authorization form ends;

•	any of the variable investment options which are part of your portfolio rebalancing selections becomes unavailable for investment;

•	you tell us in writing to end the program, and we receive this notice at our Customer Service Office at least three Business Days before the next rebalancing date; or

•	Your Policy lapses or you surrender it.

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Payment Options

Under Payment Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

Under Payment Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Payment Option 3, we will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.

Under Payment Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees.

The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your Policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6.

Exchanging a Policy

If you elect to exchange your Policy for a level premium, fixed-benefit whole life policy then being issued by us or our affiliate, Guardian Life, the exchange may result in a cost or credit to you.

The exchange cost or credit is calculated using the following values where:

•

(a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) accumulated at an annual interest rate of 6%; and

•	(b) is the cash value of the new policy, less this Policy’s Net Cash Surrender Value on the exchange date.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either or both of these values are greater than zero, you must pay an exchange cost to the issuing company. If both of these values are less than zero, the issuing company will pay an exchange credit to you. The exchange cost will be the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

In calculating an exchange cost or credit, we reserve the right to assess an additional charge if the insured is in a substandard risk class. This charge would be based on the substandard reserve for the new policy.

If your policy is issued in Florida or New York, you will also have the option to convert the Policy to paid-up insurance. This option can be exercised on any Policy Anniversary and the election is irrevocable. You can obtain more information from your Registered Representative or our Customer Service Office.

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Assigning the Rights to Your Policy

You may assign the rights under your Policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, as well as the business or person to whom you are assigning your rights, and your Policy’s beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the transfer of your Policy’s rights is legally valid. The entity or person to whom you assign your rights may exercise all rights granted under the Policy except the right to:

•	change the Policyowner or beneficiary;

•	change a payment option; and

•	direct where your Net Premiums will be invested or make transfers among the fixed-rate and variable investment options.

Assigning the rights to your Policy also may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Modifying the Policy

Only the President, a Vice President, or the Secretary of GIAC may make or modify this Policy. No agent has the authority to:

•	change this Policy;

•	waive any provision of this Policy or any of GIAC’s requirements; or

•	waive an answer to any question in the application(s).

GIAC will not be bound by any promise or statement made by any agent or other person except as stated above.

Other Policies

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs.

However, these other policies also have different charges that would affect the performance of the investment divisions of the Separate Account in which you invest, as well as your Policy Account Value. To obtain more information about these other policies, contact our Customer Service Office or your registered representative

Distribution of the Policy and Other Contractual Arrangements

We have an agreement with Guardian Investor Services LLC (GIS) for GIS to act as the principal underwriter of the Policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GIS is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority (“FINRA”). Under this agreement we paid through GIS for the sale of products issued by the Separate Account a total of $367,956 in 2005, $279,102 in 2006, and $229,604 in 2007. GIS did not retain any of such commissions.

GIS is a Delaware corporation organized on December 19, 2001; it is a wholly-owned subsidiary of GIAC and is located at 7 Hanover Square, New York, New York 10004.

The offering of the Policies is continuous, and we do not anticipate discontinuing offering the Policies. However, we reserve the right to discontinue the offering at any time. We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policyowners or the Separate Account.

Agents and Commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GIS, or of broker-dealer firms which have entered into agreements with GIAC and GIS to sell Policies, which may include our affiliate Park Avenue Securities LLC.

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The Prospectus contains information regarding commissions paid to GIAC agents. Information on how to obtain a Prospectus is available on the cover page of this SAI.

Because registered representatives also are GIAC agents, they are eligible for additional compensation in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your Policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative Services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.

Guardian Life has entered into an agreement with American Financial Systems, Inc. (“AFS”), a Massachusetts corporation, having its principal place of business at 275 Wyman Street, Waltham, MA. Pursuant to this agreement, AFS will provide services to support the sale, issuance and maintenance of GIAC’s Executive Benefits VUL Policies including but not limited to: (i) providing initial and annual illustrations for the Policies, (ii) providing third party administrative services for executive benefit plans using the Policies as funding vehicles, such as plan enrollment, implementation, administration and case management, including benefit statements, preparation of forms for policy changes, and transaction confirmations for the Policies, (iii) coordinating allocation of cash values with allocations made by the policyowner’s plan participants/insureds on an on-going basis, (iv) and providing the policyowner and plan participants/insureds access to on-line account information services. Because this agreement has been entered into solely for the Executive Benefits VUL Policies, no payments have been made as of the effective date of the prospectus. Guardian Life will make payments to AFS on behalf of GIAC consisting of royalties based on premiums received by GIAC for the Policies, an annual maintenance fee for on-line systems access services, and reimbursement for services provided by employees of AFS on behalf of the Policies including a percentage of salaries and bonuses, allocated overhead expenses and information technology infrastructure expenses.

Other Agreements

We have entered into several other agreements, including:

•	an agreement with EULAV Asset Management, LLC (formerly Value Line, Inc.) under which we are compensated for marketing the Value Line Centurion Fund to our policyowners, and

•

agreements with RS Investment Management, Gabelli, AIM, Fred Alger, AllianceBernstein, American Century, Davis, Delaware, Fidelity, Franklin, Janus, MFS, Templeton, EULAV, and Van Kampen under which we are compensated for certain distribution and/or administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management. We may receive 12b-1 fees from the funds.

ADDITIONAL INFORMATION ABOUT CHARGES

Cost of Insurance Charge

Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual Policy, but are made equally to all Policies where the insured people are of the same Attained Age, sex, and underwriting class. We may increase this charge when we expect:

•	a higher number of deaths among people in a certain group;

•	higher expenses or federal income taxes;

•	a higher number of Policies that are allowed to lapse by their policyowners;

•	an increase in state or local premium taxes; or

•	lower earnings

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Generally, reducing the Net Amount at Risk results in lower charges for the cost of insurance. Decreasing the Net Amount at Risk partly depends on the death benefit option you choose. If you choose Option 1, in which the death benefit is the Total Face Amount of your Policy, you reduce the Net Amount at Risk when you pay premiums. That’s because premiums increase the Policy Account Value. If you choose Option 2, in which the death benefit can increase to more than the Total Face Amount, paying premiums will not affect the Net Amount at Risk. The Net Amount at Risk can increase, for example, when we increase a Policy’s death benefit to meet the requirements of the Internal Revenue Code. See Death Benefit Options in the prospectus. A higher Net Amount at Risk results in higher deductions for cost of insurance.

Actuarial Experts

The actuarial matters contained in this prospectus have been examined by Barbara L. Snyder, FSA, MAAA, Senior Vice President and Chief Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Communications We’ll Send You

Shortly after your Policy Anniversary each year, we will send you an updated statement showing the following information:

•	the amount of your current death benefit;

•	the instructions we have on file regarding where to invest your Net Premiums, and how much you have invested in each of the allocation options;

•	your Policy Account Value, and Alternate Cash Surrender Value;

•	the amount you have paid in Policy premiums and the charges that we have deducted, since the last Policy Anniversary;

•	a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement;

•	the total of any outstanding Policy Debt that you owe us; and

•	the interest rate for allocations to the fixed-rate option.

Twice a year we will send you reports containing the financial statements of the underlying funds. The annual reports will contain audited financial statements.

We will confirm in writing receipt of your Policy premiums and any transfers or other transactions. We will also write you to request a required payment to keep your Policy from lapsing.

If several members of the same household own a Policy, we may send only one annual report, semi-annual report, and prospectus to that address unless you instruct us otherwise. You may receive additional copies by calling or writing our Customer Service Office.

Advertising Practices

In our advertisements and sales materials for the Policies we may include:

•	articles or reports on variable life insurance in general, or specifically, and any other information published in business or general information publications;

•	relevant indices or rankings of investment securities or similar groups of funds;

•	comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies; and

•

comparisons with other investments, including those guaranteed by various governments. We may use the past performance of the variable investment options and funds to promote the policies. This data is not indicative of the performance of the funds or the policies in the future or the investment experience of individual policyowners.

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We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GIS and others in the investment industry. We may also refer to past, current, or prospective economic trends and investment performance, and any other information that may be of interest.

Advertisements and sales literature about the variable life policies and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps

These ratings relate only to GIAC’s ability to meet its obligations under the policy’s fixed-rate option and to pay death benefits provided under the policy, not to the performance or safety of the variable investment options.

Legal Matters

The legal validity of the Policy has been confirmed by Richard T. Potter, Jr., Senior Vice President and Counsel of GIAC.

Financial Statements

The GIAC consolidated financial statements contained in this Statement of Additional Information should only be used to determine our ability to meet our obligations under the Policies, and not as an indication of the investment experience of the Separate Account.

Experts

The consolidated balance sheets of GIAC as of December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, of changes in stockholder’s equity and of cash flows for each of the three years in the period ended December 31, 2007 and the statement of assets and liabilities of Separate Account N as of December 31, 2007 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2007, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, NY, 10017.

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FINANCIAL STATEMENTS OF

THE GUARDIAN SEPARATE ACCOUNT N

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	RS Core Equity VIP Series	RS S&P 500 Index VIP Series	RS Asset Allocation VIP Series

Assets:
Shares owned in underlying fund	151,489	662,165	38,025
Net asset value per share (NAV)	38.43	10.71	10.65

Total Assets ( Shares x NAV)	$5,821,721	$7,091,783	$404,965

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$5,821,721	$7,091,783	$404,965

Net Assets: Park Avenue Millennium Series
Contract value in accumulation period	$5,499,714	$6,790,592	$399,375

Net Assets	$5,499,714	$6,790,592	$399,375
Units Outstanding	615,902	611,368	31,503
Unit Value (accumulation)	$8.93	$11.11	$12.68

Net Assets: Flexible Solutions
Contract value in accumulation period	$322,007	$301,191	$5,590

Net Assets	$322,007	$301,191	$5,590
Units Outstanding	36,061	27,117	441
Unit Value (accumulation)	$8.93	$11.11	$12.68

Net Assets: Total
Contract value in accumulation period	$5,821,721	$7,091,783	$404,965

Net Assets	$5,821,721	$7,091,783	$404,965

Cost Of Shares In Underlying Fund	$4,749,487	$5,660,741	$410,529

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

	RS Core Equity VIP Series	RS S&P 500 Index VIP Series	RS Asset Allocation VIP Series

2007 Investment Income
Income:
Reinvested dividends	$52,732	$123,492	$9,323
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	52,732	123,492	9,323

2007 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	529,722	303,792	78,873
Reinvested realized gain distributions	—	—	—

Net realized gain/(loss) on investments	529,722	303,792	78,873
Net change in unrealized appreciation/(depreciation) of investments	165,490	(70,071)	(59,182)

Net realized and unrealized gain/(loss) from investments	695,212	233,721	19,691

2007 Net Increase/(Decrease) in Net Assets Resulting from Operations	$747,944	$357,213	$29,014

See notes to financial statements.

B-10

Investment Divisions
RS High Yield Bond VIP Series	RS Low Duration Bond VIP Series	RS Large Cap Value VIP Series	RS Partners VIP Series	RS Investment Quality Bond VIP Series	RS Money Market VIP Series	Gabelli Capital Asset

43,405	8,134	26,796	20,387	191,932	314,913	127,403
7.90	9.91	12.60	10.95	11.95	10.00	18.66

$342,898	$80,603	$337,634	$223,235	$2,293,584	$3,149,129	$2,377,331

—	—	—	—	—	—	—

$342,898	$80,603	$337,634	$223,235	$2,293,584	$3,149,129	$2,377,331

$332,982	$75,045	$307,663	$169,562	$2,088,630	$3,114,517	$2,320,280

$332,982	$75,045	$307,663	$169,562	$2,088,630	$3,114,517	$2,320,280
22,831	6,691	20,898	13,120	133,142	251,725	123,225
$14.58	$11.22	$14.72	$12.92	$15.69	$12.37	$18.83

$9,916	$5,558	$29,971	$53,673	$204,954	$34,612	$57,051

$9,916	$5,558	$29,971	$53,673	$204,954	$34,612	$57,051
680	496	2,036	4,153	13,065	2,798	3,030
$14.58	$11.22	$14.72	$12.92	$15.69	$12.37	$18.83

$342,898	$80,603	$337,634	$223,235	$2,293,584	$3,149,129	$2,377,331

$342,898	$80,603	$337,634	$223,235	$2,293,584	$3,149,129	$2,377,331

$369,943	$81,079	$392,602	$249,131	$2,304,809	$3,149,129	$2,392,573

Investment Divisions
RS High Yield Bond VIP Series	RS Low Duration Bond VIP Series	RS Large Cap Value VIP Series	RS Partners VIP Series	RS Investment Quality Bond VIP Series	RS Money Market VIP Series	Gabelli Capital Asset

$26,827	$3,485	$5,010	$—	$103,454	$145,135	$11,346

—	—	—	—	—	—	—

26,827	3,485	5,010	—	103,454	145,135	11,346

1,659	(371)	17,490	(6,688)	(12,404)	—	170,114
—	—	23,681	9,708	—	—	180,707

1,659	(371)	41,171	3,020	(12,404)	—	350,821
(24,344)	952	(58,881)	(9,866)	22,878	—	(169,995)

(22,685)	581	(17,710)	(6,846)	10,474	—	180,826

$4,142	$4,066	$(12,700)	$(6,846)	$113,928	$145,135	$192,172

B-11

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007 (continued)

	RS International Growth VIP Series	RS Emerging Markets VIP Series	RS Small Cap Core Equity VIP Series

Assets:
Shares owned in underlying fund	74,302	131,502	233,663
Net asset value per share (NAV)	24.09	29.44	11.82

Total Assets ( Shares x NAV)	$1,789,933	$3,871,430	$2,761,898

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—	—

Net Assets	$1,789,933	$3,871,430	$2,761,898

Net Assets: Park Avenue Millennium Series
Contract value in accumulation period	$1,415,595	$3,127,669	$2,411,704

Net Assets	$1,415,595	$3,127,669	$2,411,704
Units Outstanding	101,194	78,425	168,000
Unit Value (accumulation)	$13.99	$39.88	$14.36

Net Assets: Flexible Solutions
Contract value in accumulation period	$374,338	$743,761	$350,194

Net Assets	$374,338	$743,761	$350,194
Units Outstanding	26,760	18,649	24,395
Unit Value (accumulation)	$13.99	$39.88	$14.36

Net Assets: Total
Contract value in accumulation period	$1,789,933	$3,871,430	$2,761,898

Net Assets	$1,789,933	$3,871,430	$2,761,898

Cost Of Shares In Underlying Fund	$1,477,691	$3,264,377	$3,412,895

STATEMENT OF OPERATIONS

Year Ended December 31, 2007 (continued)

	RS International Growth VIP Series	RS Emerging Markets VIP Series	RS Small Cap Core Equity VIP Series

2007 Investment Income
Income:
Reinvested dividends	$59,658	$67,062	$23,743
Expenses:
Mortality and expense risk charges	—	—	—

Net investment income/(expense)	59,658	67,062	23,743

2007 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	96,298	340,172	(45,904)
Reinvested realized gain distributions	—	580,166	665,237

Net realized gain/(loss) on investments	96,298	920,338	619,333
Net change in unrealized appreciation/(depreciation) of investments	55,443	215,857	(525,046)

Net realized and unrealized gain/(loss) from investments	151,741	1,136,195	94,287

2007 Net Increase/(Decrease) in Net Assets Resulting from Operations	$211,399	$1,203,257	$118,030

See notes to financial statements.

B-12

Investment Divisions
Value Line Centurion	Value Line Strategic Asset Management Trust	AIM V.I. Capital Appreciation Series I	AIM V.I. Utilities Series I	AIM V.I. Core Equity Series I	Alliance Bernstein Value Class B	Alliance Bernstein Growth & Income Class B

23,844	105,453	21,626	19,816	45,254	14,876	16,283
21.36	23.67	29.37	23.97	29.11	13.79	26.55

$509,301	$2,496,061	$635,152	$474,984	$1,317,340	$205,146	$432,320

—	—	—	—	—	—	—

$509,301	$2,496,061	$635,152	$474,984	$1,317,340	$205,146	$432,320

$508,935	$2,461,365	$566,013	$454,966	$1,303,576	$185,105	$392,790

$508,935	$2,461,365	$566,013	$454,966	$1,303,576	$185,105	$392,790
50,981	188,299	66,481	35,378	145,736	12,252	27,187
$9.98	$13.07	$8.51	$12.86	$8.94	$15.11	$14.45

$366	$34,696	$69,139	$20,018	$13,764	$20,041	$39,530

$366	$34,696	$69,139	$20,018	$13,764	$20,041	$39,530
37	2,655	8,121	1,557	1,539	1,327	2,736
$9.98	$13.07	$8.51	$12.86	$8.94	$15.11	$14.45

$509,301	$2,496,061	$635,152	$474,984	$1,317,340	$205,146	$432,320

$509,301	$2,496,061	$635,152	$474,984	$1,317,340	$205,146	$432,320

$464,070	$2,214,703	$511,131	$435,743	$1,066,947	$205,723	$406,562

Investment Divisions
Value Line Centurion	Value Line Strategic Asset Management Trust	AIM V.I. Capital Appreciation Series I	AIM V.I. Utilities Series I	AIM V.I. Core Equity Series I	Alliance Bernstein Value Class B	Alliance Bernstein Growth & Income Class B

$—	$23,873	$—	$8,553	$14,792	$2,435	$5,008

—	—	—	—	—	—	—

—	23,873	—	8,553	14,792	2,435	5,008

15,426	135,557	36,782	52,404	148,563	5,460	6,819
33,082	273,074	—	22,170	—	5,562	20,598

48,508	408,631	36,782	74,574	148,563	11,022	27,417
42,487	(84,470)	35,275	(15,367)	(51,558)	(22,182)	(12,790)

90,995	324,161	72,057	59,207	97,005	(11,160)	14,627

$90,995	$348,034	$72,057	$67,760	$111,797	$(8,725)	$19,635

B-13

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007 (continued)

	Alliance Bernstein Large Cap Growth Class B	Alliance Bernstein Global Technology Class B

Assets:
Shares owned in underlying fund	6,635	2,922
Net asset value per share (NAV)	29.96	20.31

Total Assets ( Shares x NAV)	$198,771	$59,343

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$198,771	$59,343

Net Assets: Park Avenue Millennium Series
Contract value in accumulation period	$111,085	$57,181

Net Assets	$111,085	$57,181
Units Outstanding	8,113	4,108
Unit Value (accumulation)	$13.69	$13.92

Net Assets: Flexible Solutions
Contract value in accumulation period	$87,686	$2,162

Net Assets	$87,686	$2,162
Units Outstanding	6,404	155
Unit Value (accumulation)	$13.69	$13.92

Net Assets: Total
Contract value in accumulation period	$198,771	$59,343

Net Assets	$198,771	$59,343

Cost Of Shares In Underlying Fund	$190,030	$47,326

STATEMENT OF OPERATIONS

Year Ended December 31, 2007 (continued)

	Alliance Bernstein Large Cap Growth Class B	Alliance Bernstein Global Technology Class B

2007 Investment Income
Income:
Reinvested dividends	$—	$—
Expenses:
Mortality and expense risk charges	—	—

Net investment income/(expense)	—	—

2007 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	71,022	9,437
Reinvested realized gain distributions	—	—

Net realized gain/(loss) on investments	71,022	9,437
Net change in unrealized appreciation/(depreciation) of investments	(34,444)	987

Net realized and unrealized gain/(loss) from investments	36,578	10,424

2007 Net Increase/(Decrease) in Net Assets Resulting from Operations	$36,578	$10,424

See notes to financial statements.

B-14

Investment Divisions
Davis Financial	Davis Real Estate	Davis Value	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP Mid Cap Service Class 2

40,615	116,072	164,858	161,633	57,419	23,680	156,501
14.27	11.45	14.48	27.46	23.57	22.16	35.63

$579,570	$1,329,022	$2,387,139	$4,438,447	$1,353,377	$524,758	$5,576,122

—	—	—	—	—	—	—

$579,570	$1,329,022	$2,387,139	$4,438,447	$1,353,377	$524,758	$5,576,122

$570,022	$1,050,158	$2,283,915	$3,751,891	$1,291,483	$496,342	$5,231,896

$570,022	$1,050,158	$2,283,915	$3,751,891	$1,291,483	$496,342	$5,231,896
36,813	36,705	158,372	224,470	82,863	44,880	207,466
$15.48	$28.61	$14.42	$16.71	$15.59	$11.06	$25.22

$9,548	$278,864	$103,224	$686,556	$61,894	$28,416	$344,226

$9,548	$278,864	$103,224	$686,556	$61,894	$28,416	$344,226
617	9,747	7,158	41,076	3,971	2,569	13,650
$15.48	$28.61	$14.42	$16.71	$15.59	$11.06	$25.22

$579,570	$1,329,022	$2,387,139	$4,438,447	$1,353,377	$524,758	$5,576,122

$579,570	$1,329,022	$2,387,139	$4,438,447	$1,353,377	$524,758	$5,576,122

$536,394	$2,020,007	$2,150,029	$4,769,556	$1,424,930	$396,760	$4,982,762

Investment Divisions
Davis Financial	Davis Real Estate	Davis Value	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP Mid Cap Service Class 2

$6,844	$58,796	$27,694	$31,387	$22,921	$—	$26,543

—	—	—	—	—	—	—

6,844	58,796	27,694	31,387	22,921	—	26,543

57,166	104,934	99,722	186,521	86,747	26,441	628,106
33,912	422,611	94,496	1,071,884	115,540	—	476,105

91,078	527,545	194,218	1,258,405	202,287	26,441	1,104,211
(136,118)	(865,551)	(120,894)	(666,334)	(201,053)	68,221	(360,953)

(45,040)	(338,006)	73,324	592,071	1,234	94,662	743,258

$(38,196)	$(279,210)	$101,018	$623,458	$24,155	$94,662	$769,801

B-15

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007 (continued)

	Janus Aspen Mid Cap Growth Institutional Shares	Janus Aspen Forty Institutional Shares

Assets:
Shares owned in underlying fund	55,109	49,763
Net asset value per share (NAV)	39.94	41.18

Total Assets ( Shares x NAV)	$2,201,057	$2,049,244

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$2,201,057	$2,049,244

Net Assets: Park Avenue Millennium Series
Contract value in accumulation period	$2,133,124	$2,035,841

Net Assets	$2,133,124	$2,035,841
Units Outstanding	286,887	153,179
Unit Value (accumulation)	$7.44	$13.29

Net Assets: Flexible Solutions
Contract value in accumulation period	$67,933	$13,403

Net Assets	$67,933	$13,403
Units Outstanding	9,136	1,008
Unit Value (accumulation)	$7.44	$13.29

Net Assets: Total
Contract value in accumulation period	$2,201,057	$2,049,244

Net Assets	$2,201,057	$2,049,244

Cost Of Shares In Underlying Fund	$1,429,083	$1,280,574

STATEMENT OF OPERATIONS

Year Ended December 31, 2007 (continued)

	Janus Aspen Mid Cap Growth Institutional Shares	Janus Aspen Forty Institutional Shares

2007 Investment Income
Income:
Reinvested dividends	$4,486	$6,213
Expenses:
Mortality and expense risk charges	—	—

Net investment income/(expense)	4,486	6,213

2007 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	192,501	109,427
Reinvested realized gain distributions	10,875	—

Net realized gain/(loss) on investments	203,376	109,427
Net change in unrealized appreciation/(depreciation) of investments	200,216	439,078

Net realized and unrealized gain/(loss) from investments	403,592	548,505

2007 Net Increase/(Decrease) in Net Assets Resulting from Operations	$408,078	$554,718

See notes to financial statements.

B-16

Investment Divisions
Janus Aspen Large Cap Growth Institutional Shares	Janus Aspen Worldwide Growth Institutional Shares	MFS Emerging Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class	MFS Research Initial Class	MFS Total Return Initial Class

43,063	50,551	45,750	14,402	54,828	8,380	148,805
26.42	35.33	25.01	23.52	16.63	20.28	21.68

$1,137,719	$1,785,983	$1,144,212	$338,728	$911,786	$169,953	$3,226,082

—	—	—	—	—	—	—

$1,137,719	$1,785,983	$1,144,212	$338,728	$911,786	$169,953	$3,226,082

$1,086,061	$1,729,790	$1,133,311	$338,542	$773,320	$167,839	$2,893,245

$1,086,061	$1,729,790	$1,133,311	$338,542	$773,320	$167,839	$2,893,245
129,667	205,390	148,869	28,640	73,231	16,396	176,109
$8.38	$8.42	$7.61	$11.82	$10.56	$10.24	$16.43

$51,658	$56,193	$10,901	$186	$138,466	$2,114	$332,837

$51,658	$56,193	$10,901	$186	$138,466	$2,114	$332,837
6,168	6,672	1,432	16	13,112	206	20,259
$8.38	$8.42	$7.61	$11.82	$10.56	$10.24	$16.43

$1,137,719	$1,785,983	$1,144,212	$338,728	$911,786	$169,953	$3,226,082

$1,137,719	$1,785,983	$1,144,212	$338,728	$911,786	$169,953	$3,226,082

$891,441	$1,410,755	$823,624	$273,037	$870,248	$137,458	$3,101,911

Investment Divisions
Janus Aspen Large Cap Growth Institutional Shares	Janus Aspen Worldwide Growth Institutional Shares	MFS Emerging Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class	MFS Research Initial Class	MFS Total Return Initial Class

$7,810	$13,726	$—	$2,730	$—	$1,146	$82,274

—	—	—	—	—	—	—

7,810	13,726	—	2,730	—	1,146	82,274

92,182	121,420	153,874	37,646	55,588	9,945	87,273
—	—	—	2,769	67,917	—	78,663

92,182	121,420	153,874	40,415	123,505	9,945	165,936
49,160	33,072	69,287	(8,177)	(98,543)	9,190	(116,901)

141,342	154,492	223,161	32,238	24,962	19,135	49,035

$149,152	$168,218	$223,161	$34,968	$24,962	$20,281	$131,309

B-17

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2006 and 2007

	RS Core Equity VIP Series	RS S&P 500 Index VIP Series	RS Asset Allocation VIP Series

2006 Increase/(Decrease) from Operations
Net investment income/(expense)	$86,428	$102,509	$16,295
Net realized gain/(loss) from sale of investments	212,576	136,069	14,374
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	425,553	660,077	20,993

Net increase/(decrease) resulting from operations	724,557	898,655	51,662

2006 Policy Transactions
Net policy purchase payments	864,592	988,948	96,592
Transfers on account of death, surrenders and withdrawals	(321,944)	(107,158)	(33,410)
Transfers of policy loans	(39,782)	(13,820)	(518)
Transfers of cost of insurance and policy fees	(524,250)	(477,340)	(54,614)
Transfers between investment divisions, net	(113,093)	(220,061)	134,422
Transfers–other	(117)	(157)	—

Net increase/(decrease) from policy transactions	(134,594)	170,412	142,472

Total Increase/(Decrease) in Net Assets	589,963	1,069,067	194,134
Net Assets at December 31, 2005	4,289,472	5,634,288	365,501

Net Assets at December 31, 2006	$4,879,435	$6,703,355	$559,635

2007 Increase/(Decrease) from Operations
Net investment income/(expense)	$52,732	$123,492	$9,323
Net realized gain/(loss) from sale of investments	529,722	303,792	78,873
Reinvested realized gain distributions	—	—	—
Net change in unrealized appreciation/(depreciation) of investments	165,490	(70,071)	(59,182)

Net increase/(decrease) resulting from operations	747,944	357,213	29,014

2007 Policy Transactions
Net policy purchase payments	1,161,584	1,037,378	80,028
Transfers on account of death, surrenders and withdrawals	(550,869)	(196,210)	(68,967)
Transfers of policy loans	(79,167)	(84,573)	(306)
Transfers of cost of insurance and policy fees	(545,575)	(499,201)	(55,663)
Transfers between investment divisions, net	206,973	(226,238)	(138,718)
Transfers–other	1,396	59	(58)

Net increase/(decrease) from policy transactions	194,342	31,215	(183,684)

Total Increase/(Decrease) in Net Assets	942,286	388,428	(154,670)
Net Assets at December 31, 2006	4,879,435	6,703,355	559,635

Net Assets at December 31, 2007	$5,821,721	$7,091,783	$404,965

See notes to financial statements.

B-18

Investment Divisions
RS High Yield Bond VIP Series	RS Low Duration Bond VIP Series	RS Large Cap Value VIP Series	RS Partners VIP Series	RS Investment Quality Bond VIP Series	RS Money Market VIP Series	Gabelli Capital Asset

$22,535	$2,488	$1,020	$278	$74,560	$130,581	$5,783
(2,382)	(61)	8	(2,154)	(33,745)	—	107,111
—	—	5,892	22,745	81	—	261,201
4,308	120	6,853	(12,218)	33,452	—	5,249

24,461	2,547	13,773	8,651	74,348	130,581	379,344

61,492	6,568	22,827	64,985	502,665	823,630	335,791
(33,413)	(240)	(159)	(21,540)	(85,384)	(261,913)	(54,565)
(6,779)	—	—	(1,569)	(6,524)	(16,328)	(25,687)
(31,968)	(3,088)	(8,280)	(13,164)	(184,148)	(337,289)	(182,128)
121,065	257	39,499	9,327	63,434	(352,251)	(21,778)
3	1	25	(8)	(34)	(269)	(216)

110,400	3,498	53,912	38,031	290,009	(144,420)	51,417

134,861	6,045	67,685	46,682	364,357	(13,839)	430,761
219,623	60,439	43,371	88,310	1,418,567	2,951,512	1,713,869

$354,484	$66,484	$111,056	$134,992	$1,782,924	$2,937,673	$2,144,630

$26,827	$3,485	$5,010	$—	$103,454	$145,135	$11,346
1,659	(371)	17,490	(6,688)	(12,404)	—	170,114
—	—	23,681	9,708	—	—	180,707
(24,344)	952	(58,881)	(9,866)	22,878	—	(169,995)

4,142	4,066	(12,700)	(6,846)	113,928	145,135	192,172

74,094	12,960	47,150	91,297	300,917	699,077	333,671
(30,812)	(219)	(1,521)	(2,091)	(100,514)	(366,788)	(166,384)
(4,869)	—	—	57	(57,303)	7,159	(47,058)
(43,961)	(3,394)	(22,336)	(17,885)	(199,656)	(333,522)	(201,677)
(10,177)	783	215,377	23,686	451,349	46,874	124,275
(3)	(77)	608	25	1,939	13,521	(2,298)

(15,728)	10,053	239,278	95,089	396,732	66,321	40,529

(11,586)	14,119	226,578	88,243	510,660	211,456	232,701
354,484	66,484	111,056	134,992	1,782,924	2,937,673	2,144,630

$342,898	$80,603	$337,634	$223,235	$2,293,584	$3,149,129	$2,377,331

B-19

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2006 and 2007 (continued)

	RS International Growth VIP Series	RS Emerging Markets VIP Series	RS Small Cap Core Equity VIP Series

2006 Increase/(Decrease) from Operations
Net investment income/(expense)	$11,819	$14,470	$—
Net realized gain/(loss) from sale of investments	51,081	214,465	(22,243)
Reinvested realized gain distributions	—	396,711	217,215
Net change in unrealized appreciation/(depreciation) of investments	161,514	49,789	147,370

Net increase/(decrease) resulting from operations	224,414	675,435	342,342

2006 Policy Transactions
Net policy purchase payments	367,616	730,508	621,348
Transfers on account of death, surrenders and withdrawals	(71,636)	(110,314)	(133,657)
Transfers of policy loans	(5,907)	(26,461)	(12,294)
Transfers of cost of insurance and policy fees	(120,071)	(258,507)	(247,530)
Transfers between investment divisions, net	178,907	147,132	(36,829)
Transfers–other	(98)	75	412

Net increase/(decrease) from policy transactions	348,811	482,433	191,450

Total Increase/(Decrease) in Net Assets	573,225	1,157,868	533,792
Net Assets at December 31, 2005	725,934	1,529,482	1,882,911

Net Assets at December 31, 2006	$1,299,159	$2,687,350	$2,416,703

2007 Increase/(Decrease) from Operations
Net investment income/(expense)	$59,658	$67,062	$23,743
Net realized gain/(loss) from sale of investments	96,298	340,172	(45,904)
Reinvested realized gain distributions	—	580,166	665,237
Net change in unrealized appreciation/(depreciation) of investments	55,443	215,857	(525,046)

Net increase/(decrease) resulting from operations	211,399	1,203,257	118,030

2007 Policy Transactions
Net policy purchase payments	357,152	681,594	726,427
Transfers on account of death, surrenders and withdrawals	(35,761)	(141,265)	(153,582)
Transfers of policy loans	(16,313)	(87,068)	(68,421)
Transfers of cost of insurance and policy fees	(170,187)	(330,954)	(257,897)
Transfers between investment divisions, net	145,705	(138,925)	(15,342)
Transfers–other	(1,221)	(2,559)	(4,020)

Net increase/(decrease) from policy transactions	279,375	(19,177)	227,165

Total Increase/(Decrease) in Net Assets	490,774	1,184,080	345,195
Net Assets at December 31, 2006	1,299,159	2,687,350	2,416,703

Net Assets at December 31, 2007	$1,789,933	$3,871,430	$2,761,898

See notes to financial statements.

B-20

Investment Divisions
Value Line Centurion	Value Line Strategic Asset Management Trust	AIM V.I. Capital Appreciation Series I	AIM V.I. Utilities Series I	AIM V.I. Core Equity Series I	Alliance Bernstein Value Class B	Alliance Bernstein Growth & Income Class B

$—	$21,677	$342	$9,860	$22,141	$1,008	$4,128
15,261	80,477	40,337	32,638	70,866	4,859	7,947
39,483	32,987	—	6,087	—	2,871	18,532
(38,681)	15,736	(1,114)	14,763	104,293	13,905	27,047

16,063	150,877	39,565	63,348	197,300	22,643	57,654

86,394	339,361	184,721	62,469	221,798	34,953	103,351
(26,390)	(81,008)	(64,559)	(9,299)	(85,476)	(3,160)	(25,172)
(373)	(687)	(1,314)	(3,301)	(4,773)	(2,592)	(5,900)
(46,202)	(190,511)	(73,752)	(26,553)	(98,905)	(10,560)	(41,372)
(12,078)	(87,100)	(2,726)	(29,111)	(97,006)	1,631	11,317
(71)	(243)	(66)	(41)	(138)	18	13

1,280	(20,188)	42,304	(5,836)	(64,500)	20,290	42,237

17,343	130,689	81,869	57,512	132,800	42,933	99,891
443,247	2,238,047	520,801	258,172	1,326,519	100,090	295,493

$460,590	$2,368,736	$602,670	$315,684	$1,459,319	$143,023	$395,384

$—	$23,873	$—	$8,553	$14,792	$2,435	$5,008
15,426	135,557	36,782	52,404	148,563	5,460	6,819
33,082	273,074	—	22,170	—	5,562	20,598
42,487	(84,470)	35,275	(15,367)	(51,558)	(22,182)	(12,790)

90,995	348,034	72,057	67,760	111,797	(8,725)	19,635

97,744	269,176	111,672	68,372	168,871	45,470	75,913
(34,510)	(96,029)	(38,055)	(31,571)	(30,284)	(2,800)	(1,493)
(180)	(88,923)	(10,591)	(1,069)	(67,638)	(470)	(16,212)
(40,328)	(179,518)	(71,808)	(36,127)	(89,799)	(15,679)	(44,102)
(64,979)	(126,167)	(30,773)	91,328	(236,095)	44,324	3,201
(31)	752	(20)	607	1,169	3	(6)

(42,284)	(220,709)	(39,575)	91,540	(253,776)	70,848	17,301

48,711	127,325	32,482	159,300	(141,979)	62,123	36,936
460,590	2,368,736	602,670	315,684	1,459,319	143,023	395,384

$509,301	$2,496,061	$635,152	$474,984	$1,317,340	$205,146	$432,320

B-21

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2006 and 2007 (continued)

	Alliance Bernstein Large Cap Growth Class B	Alliance Bernstein Global Technology Class B

2006 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—
Net realized gain/(loss) from sale of investments	15,046	921
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	(17,805)	6,242

Net increase/(decrease) resulting from operations	(2,759)	7,163

2006 Policy Transactions
Net policy purchase payments	126,716	24,705
Transfers on account of death, surrenders and withdrawals	(1,064)	(11)
Transfers of policy loans	(18)	—
Transfers of cost of insurance and policy fees	(28,246)	(11,154)
Transfers between investment divisions, net	20,000	9,712
Transfers–other	(4)	—

Net increase/(decrease) from policy transactions	117,384	23,252

Total Increase/(Decrease) in Net Assets	114,625	30,415
Net Assets at December 31, 2005	311,686	54,426

Net Assets at December 31, 2006	$426,311	$84,841

2007 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$—
Net realized gain/(loss) from sale of investments	71,022	9,437
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	(34,444)	987

Net increase/(decrease) resulting from operations	36,578	10,424

2007 Policy Transactions
Net policy purchase payments	142,428	12,309
Transfers on account of death, surrenders and withdrawals	(2,142)	(35,127)
Transfers of policy loans	(3,015)	—
Transfers of cost of insurance and policy fees	(23,595)	(8,657)
Transfers between investment divisions, net	(376,420)	(4,351)
Transfers–other	(1,374)	(96)

Net increase/(decrease) from policy transactions	(264,118)	(35,922)

Total Increase/(Decrease) in Net Assets	(227,540)	(25,498)
Net Assets at December 31, 2006	426,311	84,841

Net Assets at December 31, 2007	$198,771	$59,343

See notes to financial statements.

B-22

Investment Divisions
Davis Financial	Davis Real Estate	Davis Value	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP Mid Cap Service Class 2

$3,338	$35,872	$14,557	$29,578	$36,357	$1,537	$8,282
31,933	63,949	84,350	157,946	54,345	16,143	381,939
393	135,158	—	265,499	151,666	—	552,251
60,366	89,068	156,059	(130,517)	(15,714)	2,270	(391,016)

96,030	324,047	254,966	322,506	226,654	19,950	551,456

71,139	457,287	482,805	871,456	255,880	92,771	1,000,379
(37,028)	(20,006)	(71,917)	(136,179)	(49,215)	(8,579)	(187,208)
(5,814)	(7,876)	(17,216)	(25,688)	(15,378)	(2,000)	(26,616)
(48,796)	(116,305)	(181,936)	(308,946)	(133,660)	(47,372)	(469,581)
(3,025)	6,031	(1,194)	207,071	40,476	(2,085)	(146,244)
1	(480)	(11)	393	(261)	(76)	310

(23,523)	318,651	210,531	608,107	97,842	32,659	171,040

72,507	642,698	465,497	930,613	324,496	52,609	722,496
541,296	766,862	1,576,956	2,404,318	1,076,028	348,057	4,379,986

$613,803	$1,409,560	$2,042,453	$3,334,931	$1,400,524	$400,666	$5,102,482

$6,844	$58,796	$27,694	$31,387	$22,921	$—	$26,543
57,166	104,934	99,722	186,521	86,747	26,441	628,106
33,912	422,611	94,496	1,071,884	115,540	—	476,105
(136,118)	(865,551)	(120,894)	(666,334)	(201,053)	68,221	(360,953)

(38,196)	(279,210)	101,018	623,458	24,155	94,662	769,801

76,644	384,141	508,854	883,095	226,279	112,869	955,657
(55,029)	(142,529)	(77,092)	(136,623)	(73,840)	(29,064)	(265,481)
(15,259)	(20,744)	(25,547)	(46,194)	(53,581)	(7,228)	(162,153)
(50,523)	(159,416)	(195,409)	(363,835)	(144,610)	(57,473)	(442,662)
48,055	137,077	33,098	149,756	(21,017)	10,327	(372,930)
75	143	(236)	(6,141)	(4,533)	(1)	(8,592)

3,963	198,672	243,668	480,058	(71,302)	29,430	(296,161)

(34,233)	(80,538)	344,686	1,103,516	(47,147)	124,092	473,640
613,803	1,409,560	2,042,453	3,334,931	1,400,524	400,666	5,102,482

$579,570	$1,329,022	$2,387,139	$4,438,447	$1,353,377	$524,758	$5,576,122

B-23

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2006 and 2007 (continued)

	Janus Aspen Mid Cap Growth Institutional Shares	Janus Aspen Forty Institutional Shares

2006 Increase/(Decrease) from Operations
Net investment income/(expense)	$—	$4,973
Net realized gain/(loss) from sale of investments	113,460	85,651
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	106,190	36,669

Net increase/(decrease) resulting from operations	219,650	127,293

2006 Policy Transactions
Net policy purchase payments	286,482	271,061
Transfers on account of death, surrenders and withdrawals	(85,490)	(89,570)
Transfers of policy loans	(10,177)	(9,575)
Transfers of cost of insurance and policy fees	(139,722)	(140,499)
Transfers between investment divisions, net	78,849	8,740
Transfers–other	151	57

Net increase/(decrease) from policy transactions	130,093	40,214

Total Increase/(Decrease) in Net Assets	349,743	167,507
Net Assets at December 31, 2005	1,513,239	1,310,110

Net Assets at December 31, 2006	$1,862,982	$1,477,617

2007 Increase/(Decrease) from Operations
Net investment income/(expense)	$4,486	$6,213
Net realized gain/(loss) from sale of investments	192,501	109,427
Reinvested realized gain distributions	10,875	—
Net change in unrealized appreciation/(depreciation) of investments	200,216	439,078

Net increase/(decrease) resulting from operations	408,078	554,718

2007 Policy Transactions
Net policy purchase payments	269,659	253,110
Transfers on account of death, surrenders and withdrawals	(91,318)	(78,886)
Transfers of policy loans	(50,305)	(8,955)
Transfers of cost of insurance and policy fees	(144,415)	(146,523)
Transfers between investment divisions, net	(53,831)	(13)
Transfers–other	207	(1,824)

Net increase/(decrease) from policy transactions	(70,003)	16,909

Total Increase/(Decrease) in Net Assets	338,075	571,627
Net Assets at December 31, 2006	1,862,982	1,477,617

Net Assets at December 31, 2007	$2,201,057	$2,049,244

See notes to financial statements.

B-24

Investment Divisions
Janus Aspen Large Cap Growth Institutional Shares	Janus Aspen Worldwide Growth Institutional Shares	MFS Emerging Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class	MFS Research Initial Class	MFS Total Return Initial Class

$4,721	$27,724	$—	$1,719	$—	$706	$61,963
39,045	67,974	53,699	22,513	31,685	15,229	66,820
—	—	—	—	13,190	—	83,043
59,111	174,181	24,214	17,649	54,514	(1,645)	102,140

102,877	269,879	77,913	41,881	99,389	14,290	313,966

190,172	326,730	160,175	71,112	238,477	32,691	680,123
(40,997)	(170,943)	(44,891)	(14,820)	(38,675)	(3,118)	(99,953)
(5,241)	(8,294)	(2,127)	(20)	(8,546)	(1,006)	(15,048)
(103,464)	(151,627)	(72,457)	(38,974)	(85,408)	(16,217)	(293,007)
15,766	(61,602)	(55,437)	(26,072)	(38,289)	(9,773)	(39,136)
(123)	(394)	113	(64)	102	(102)	(96)

56,113	(66,130)	(14,624)	(8,838)	67,661	2,475	232,883

158,990	203,749	63,289	33,043	167,050	16,765	546,849
863,607	1,519,930	1,025,390	330,959	705,561	130,804	2,507,279

$1,022,597	$1,723,679	$1,088,679	$364,002	$872,611	$147,569	$3,054,128

$7,810	$13,726	$—	$2,730	$—	$1,146	$82,274
92,182	121,420	153,874	37,646	55,588	9,945	87,273
—	—	—	2,769	67,917	—	78,663
49,160	33,072	69,287	(8,177)	(98,543)	9,190	(116,901)

149,152	168,218	223,161	34,968	24,962	20,281	131,309

207,518	297,980	137,966	63,518	282,455	29,393	690,589
(83,662)	(169,425)	(60,343)	(21,889)	(64,520)	(9,387)	(203,168)
(13,441)	(45,929)	(47,926)	(1,863)	(63,666)	(1,708)	(105,746)
(107,890)	(157,974)	(73,164)	(37,289)	(88,210)	(14,925)	(305,815)
(36,363)	(30,541)	(125,273)	(62,802)	(51,916)	(1,278)	(31,504)
(192)	(25)	1,112	83	70	8	(3,711)

(34,030)	(105,914)	(167,628)	(60,242)	14,213	2,103	40,645

115,122	62,304	55,533	(25,274)	39,175	22,384	171,954
1,022,597	1,723,679	1,088,679	364,002	872,611	147,569	3,054,128

$1,137,719	$1,785,983	$1,144,212	$338,728	$911,786	$169,953	$3,226,082

B-25

THE GUARDIAN SEPARATE ACCOUNT N

NOTES TO FINANCIAL STATEMENTS (December 31, 2007)

NOTE 1 — ORGANIZATION

The Guardian Separate Account N (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by The Guardian Insurance & Annuity Company, Inc. (GIAC) on September 23, 1999 and commenced operations on July 20, 2000. GIAC is a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian). GIAC issues the survivorship variable universal life insurance policies offered through the Account. GIAC provides for variable accumulations and benefits under the policies by crediting the net premium payments or policy loan repayments to one or more investment divisions established within the Account or to the Fixed Rate Option (FRO), as selected by the policyowner. Amounts allocated to the FRO are maintained by GIAC in its general account. The policyowner may transfer his or her policy value among the thirty-eight investment options within the Account, or the FRO. However, a policyowner may only invest in up to twenty investment options, including the FRO, at any time.

The thirty-eight investment options of the Account correspond to the following underlying mutual funds and classes of shares in which the investment option invests (collectively, the Funds and individually, a Fund):

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Investment Quality Bond VIP Series

RS Money Market VIP Series (formerly
RS Cash Management VIP Series)

Gabelli Capital Asset Fund (GCAF)

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Small Cap Core Equity VIP Series

Value Line Centurion Fund

Value Line Strategic Asset Management Trust

AIM V.I. Capital Appreciation Fund Series I

AIM V.I. Utilities Fund Series I

AIM V.I. Core Equity Fund Series I

AllianceBernstein Value Portfolio Class B

AllianceBernstein Growth & Income Portfolio Class B

AllianceBernstein Large Cap Growth Portfolio Class B

AllianceBernstein Global Technology Portfolio Class B

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Fidelity VIP Contrafund Portfolio Service Class 2

Fidelity VIP Equity-Income Portfolio Service Class 2

Fidelity VIP Growth Opportunities Portfolio Service Class 2

Fidelity VIP Mid Cap Portfolio Service Class 2

Janus Aspen Mid Cap Growth Portfolio Institutional Shares

Janus Aspen Forty Portfolio Institutional Shares

Janus Aspen Large Cap Growth Portfolio
Institutional Shares

Janus Aspen Worldwide Growth Portfolio
Institutional Shares

MFS Emerging Growth Series Initial Class

MFS Investors Trust Series Initial Class

MFS New Discovery Series Initial Class

MFS Research Series Initial Class

MFS Total Return Series Initial Class

A tax-qualified and a non-tax-qualified investment division have been established within each investment option available in the Account.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of GIAC. The assets of the Account will not be charged with any liabilities arising out of any other business conducted by GIAC, but the obligations of the Account, including the promise to make benefit payments, are obligations of GIAC.

The changes in net assets maintained in the Account provide the basis for the periodic determination of benefits under the policies. The net assets may not be less than the amount required under state insurance laws to provide for death benefits (without regard to the minimum death benefit guarantee, guaranteed minimum income benefit and guaranteed minimum withdrawal benefit) and other policy benefits. Additional assets are held in GIAC’s general account to cover the contingency that a policy’s guaranteed benefit might exceed the benefit which would have been payable in the absence of such guarantee.

B-26

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The following is a summary of significant accounting policies of the Account:

Investments

(a)	The market value of the investments in the Funds is based on the net asset value of the respective Funds as of their close of business on the valuation date.

(b)	Investment transactions are accounted for on the trade date and income is recorded on the ex-dividend date. Realized gains and losses are determined based on the cost of securities sold.

(c)	The cost of investments sold is determined on a first in, first out (FIFO) basis.

Individual Mortality Table Used and the Assumed Investment Return

The mortality charge for Variable Life Insurance policies is based on the 1980 Commissioners’ Standard Ordinary Mortality Table published by the National Association of Insurance Commissioners. The assumed investment return is 4.0%.

Federal Income Taxes

The operations of the Account are part of the operations of GIAC and, as such, are included in the consolidated tax return of Guardian. GIAC is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. Under current tax law, no federal taxes are payable by GIAC with respect to the operations of the Account.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B-27

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

NOTE 3 — PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year December 31, 2007 were as follows:

	Purchases	Sales
RS Core Equity VIP Series	$1,893,038	$1,645,964
RS S&P 500 Index VIP Series	935,602	780,896
RS Asset Allocation VIP Series	381,835	556,197
RS High Yield Bond VIP Series	163,544	152,445
RS Low Duration Bond VIP Series	50,226	36,688
RS Large Cap Value VIP Series	471,806	203,838
RS Partners VIP Series	147,663	42,866
RS Investment Quality Bond VIP Series	918,093	417,907
RS Money Market VIP Series (formerly RS Cash Management VIP Series)	5,745,614	5,534,158
Gabelli Capital Asset Fund	901,412	668,829
RS International Growth VIP Series	601,728	262,695
RS Emerging Markets VIP Series	1,389,874	761,823
RS Small Cap Core Equity VIP Series	1,439,990	523,845
Value Line Centurion Fund	131,834	141,036
Value Line Strategic Asset Management Trust	587,024	510,786
AIM V.I. Capital Appreciation Fund Series I	85,887	125,462
AIM V.I. Utilities Fund Series I	272,668	150,404
AIM V.I. Core Equity Fund Series I	206,345	445,328
AllianceBernstein Value Portfolio Class B	101,176	22,331
AllianceBernstein Growth & Income Portfolio Class B	95,905	52,997
AllianceBernstein Large Cap Growth Portfolio Class B	580,189	844,307
AllianceBernstein Global Technology Portfolio Class B	15,213	51,135
Davis Financial Portfolio	168,191	123,472
Davis Real Estate Portfolio	1,312,600	632,521
Davis Value Portfolio	707,626	341,768
Fidelity VIP Contrafund Portfolio Service Class 2	2,213,734	630,405
Fidelity VIP Equity-Income Portfolio Service Class 2	449,167	382,007
Fidelity VIP Growth Opportunities Portfolio Service Class 2	103,972	74,542
Fidelity VIP Mid Cap Portfolio Service Class 2	2,054,343	1,847,855
Janus Aspen Mid Cap Growth Portfolio Institutional Shares	281,322	335,965
Janus Aspen Forty Portfolio Institutional Shares	269,343	246,221
Janus Aspen Large Cap Growth Portfolio Institutional Shares	214,235	240,456
Janus Aspen Worldwide Growth Portfolio Institutional Shares	280,004	372,193
MFS Emerging Growth Series Initial Class	216,425	384,053
MFS Investors Trust Series Initial Class	61,121	115,864
MFS New Discovery Series Initial Class	329,764	247,635
MFS Research Series Initial Class	33,356	30,107
MFS Total Return Series Initial Class	897,712	696,130

	$26,709,581	$20,633,131

B-28

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

NOTE 4 — EXPENSES AND RELATED PARTY TRANSACTIONS

Under the terms of the policy, GIAC deducts certain charges from the policy account value. These contractual charges are deducted by redeeming units of the investment divisions and consist of:

a)	Mortality and expense risk charge through the twelfth policy year, for Park Avenue Millennium Series, is deducted at a current annual rate of .60% of the net assets of the separate account. Starting in the thirteenth policy year, GIAC deducts at a current annual rate of .40% up to the account value breakpoint and .20% on the amount of net assets in excess of the breakpoint. For Flexible Solutions, mortality and expense risk charge is deducted through the tenth policy year at a current annual rate of .60% of the net assets of the separate account. Starting in the eleventh policy year, GIAC deducts at a current annual rate of .20% up to the account value breakpoint and 0% on the net amount of assets in excess of the breakpoint. The breakpoint is defined as $100,000 less any policy account value allocated to the fixed rate option, but not less than zero.

b)	Policy and administrative fees, which vary with the basic sum face amount, age, sex and rating class.

c)	A monthly charge for the cost of life insurance, based on age, sex, duration and rating class, is deducted as compensation for the anticipated cost of paying death benefits.

Currently, GIAC makes no charge against the Account for GIAC’s federal income taxes. However, GIAC reserves the right to charge taxes attributable to the Account in the future.

For the years ended December 31, 2006 and 2007, contractual charges amounted to $5,317,603 and $5,681,654, respectively.

Under current laws, GIAC may incur state and local taxes in several states. At present, these taxes are not significant. In the event of a material change in applicable state or local tax laws, GIAC reserves the right to charge the Account for such taxes, if any, which are attributable to the Account.

Guardian Investor Services LLC (GIS), a wholly owned subsidiary of The Guardian Life Insurance Company of America, has a majority interest in RS Investment Management Co. LLC (RS Investments), a San Francisco investment management firm specializing in mutual funds and institutional investment accounts.

RS Investments serves as investment adviser and administrator to each of the Variable Products Funds Series (RS Funds). GIS serves as sub-adviser to certain RS funds and is the principal underwriter to all RS Funds. Effective October 31, 2007, an accounting and administrative services agreement between GIS and RS Investments was terminated and RS Investments assumed responsibility for those functions. In addition, RS Investments, GIS, Guardian Baillie Gifford Ltd. (GBG), Baillie Gifford Overseas Ltd. (BG Overseas), and UBS Global Asset Management (UBS Global AM) will also have the roles described below. GIAC and BG Overseas each have an equity ownership interest in GBG.

RS Investments provides day-to-day investment management services to the following funds:

• RS Core Equity VIP Series	• RS Small Cap Core Equity VIP Series
• RS Partners VIP Series

As sub-adviser, GIS provides day-to-day investment management services to the following funds, subject to RS Investments’ general oversight of GIS’ performance:

• RS Asset Allocation VIP Series	• RS Low Duration Bond VIP Series
• RS Investment Quality Bond VIP Series	• RS Money Market VIP Series (formerly RS Cash Management VIP Series)
• RS High Yield Bond VIP Series
• RS S&P 500 Index VIP Series

GBG serves as sub-adviser, and BG Overseas serves as sub-sub-adviser and provides day-to-day investment management services to the following funds, subject to RS Investments’ and GBG’s general oversight of BG Overseas’ performance:

• RS International Growth VIP Series	• RS Emerging Markets VIP Series

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NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

As sub-adviser, UBS Global AM provides day-to-day investment management services to the following fund, subject to RS Investments’ general oversight of UBS Global AM’s performance:

•	RS Large Cap Value VIP Series

Under an investment management agreement between each RS Fund and RS Investments, the RS Funds pay a monthly fee to RS Investments at the annual rates shown in the tables below for investment advisory and administrative services. Under investment sub-advisory agreements between RS Investments and the respective sub-adviser for certain RS Funds specified below, RS Investments pays a monthly fee to the sub-adviser for investment advisory services at the annual rates set out in the table below, based on the respective RS Funds’ average daily net assets. The sub-advisory fee payable to GIS and GBG by RS Investments also covers the administrative and accounting services provided by GIS and GBG to the RS Funds.

RS Fund	Sub-adviser	Advisory Fee Rate	Sub-advisory Fee Rate
RS Core Equity VIP Series	None	0.50%	N/A
RS S&P 500 Index VIP Series	GIS	0.25%	0.2375%
RS Asset Allocation VIP Series	GIS	0.65%	0.6175%
RS High Yield Bond VIP Series	GIS	0.60%	0.5700%
RS Low Duration Bond VIP Series	GIS	0.45%	0.4275%
RS Large Cap Value VIP Series	UBS Global AM	0.78%	0.7410%
RS Partners VIP Series	None	1.00%	N/A
RS Small Cap Core Equity VIP Series	None	0.75%	N/A
RS International Growth VIP Series	GBG	0.80%	0.7600%
RS Emerging Markets VIP Series	GBG	1.00%	0.9500%
RS Investment Quality Bond VIP Series	GIS	0.50%	0.4750%
RS Money Market VIP Series (formerly RS Cash Management VIP Series)	GIS	0.45%	0.4275%

Under a sub-sub-advisory agreement between GBG and BG Overseas, the sub-sub-advisory fee payable by GBG to BG Overseas is 0.40% of RS International Growth VIP Series average daily net assets and 0.50% of RS Emerging Markets VIP Series average daily net assets.

GIS has a management agreement with GCAF and earns fees of .40% of the average daily net assets. GIAC has administrative service fee agreements with AIM Advisors, Inc., Alliance Capital Management LP, Davis Selected Advisers LP, Fidelity Management & Research Company, Gabelli Funds, LLC, Janus Capital Management LLC, MFS Investment Management, and Value Line Inc., which compensate GIAC for administrative services provided. These fees range from .15% to .25% of the average daily net assets.

The amount retained by GIAC in the Account is comprised of amounts accruing to GIAC from the operations of the Account and retained therein. Amounts retained by GIAC in the Account may be transferred by GIAC to its general account.

B-30

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NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

NOTE 5 — CHANGES IN UNITS OUTSTANDING

The changes in units outstanding for the years ended December 31, 2007 and 2006 were as follows:

	2007			2006
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
RS Core Equity VIP Series	266,636	244,097	22,539	129,961	149,380	(19,419)
RS S&P 500 Index VIP Series	123,090	119,604	3,486	137,121	118,356	18,765
RS Asset Allocation VIP Series	46,545	61,053	(14,508)	20,498	8,439	12,059
RS High Yield Bond VIP Series	11,101	12,184	(1,083)	14,422	6,462	7,960
RS Low Duration Bond VIP Series	1,372	437	935	658	321	337
RS Large Cap Value VIP Series	29,469	14,105	15,364	4,861	788	4,073
RS Partners VIP Series	11,023	3,984	7,039	5,959	3,046	2,913
RS Investment Quality Bond VIP Series	63,705	38,226	25,479	56,112	35,462	20,650
RS Money Market VIP Series (formerly RS Cash Management VIP Series)	641,741	635,861	5,880	216,972	229,463	(12,491)
Gabelli Capital Asset Fund	48,170	46,215	1,955	27,737	24,557	3,180
RS International Growth VIP Series	51,742	30,608	21,134	53,715	20,568	33,147
RS Emerging Markets VIP Series	32,685	33,585	(900)	48,700	26,667	22,033
RS Small Cap Core Equity VIP Series	64,668	49,257	15,411	58,055	42,636	15,419
Value Line Centurion Fund	12,647	17,326	(4,679)	11,792	11,759	33
Value Line Strategic Asset Management Trust	30,325	48,276	(17,951)	37,112	39,110	(1,998)
AIM V.I. Capital Appreciation Fund Series I	13,676	18,364	(4,688)	26,424	19,970	6,454
AIM V.I. Utilities Fund Series I	21,471	14,151	7,320	9,848	10,619	(771)
AIM V.I. Core Equity Fund Series I	25,896	55,011	(29,115)	35,619	44,009	(8,390)
AllianceBernstein Value Portfolio Class B	6,288	1,781	4,507	3,992	2,604	1,388
AllianceBernstein Growth & Income Portfolio Class B	5,800	4,573	1,227	11,567	7,960	3,607
AllianceBernstein Large Cap Growth Portfolio Class B	49,335	70,190	(20,855)	13,952	4,276	9,676
AllianceBernstein Global Technology Portfolio Class B	1,319	4,362	(3,043)	3,270	1,043	2,227
Davis Financial Portfolio	9,075	8,889	186	5,029	6,707	(1,678)
Davis Real Estate Portfolio	27,057	22,244	4,813	18,936	7,737	11,199
Davis Value Portfolio	47,567	30,235	17,332	44,547	27,935	16,612
Fidelity VIP Contrafund Portfolio Service Class 2	90,181	58,682	31,499	92,775	46,753	46,022
Fidelity VIP Equity-Income Portfolio Service Class 2	23,964	28,133	(4,169)	24,602	17,451	7,151
Fidelity VIP Growth Opportunities Portfolio Service Class 2	12,888	9,967	2,921	11,790	7,923	3,867
Fidelity VIP Mid Cap Portfolio Service Class 2	77,857	90,110	(12,253)	61,142	52,944	8,198
Janus Aspen Mid Cap Growth Portfolio Institutional Shares	50,753	60,508	(9,755)	75,881	52,283	23,598
Janus Aspen Forty Portfolio Institutional Shares	30,787	28,903	1,884	33,398	28,752	4,646
Janus Aspen Large Cap Growth Portfolio Institutional Shares	32,075	36,755	(4,680)	31,380	23,036	8,344
Janus Aspen Worldwide Growth Portfolio Institutional Shares	44,477	56,784	(12,307)	51,541	61,034	(9,493)
MFS Emerging Growth Series Initial Class	37,158	60,141	(22,983)	32,927	35,736	(2,809)
MFS Investors Trust Series Initial Class	5,630	10,940	(5,310)	7,181	8,111	(930)
MFS New Discovery Series Initial Class	28,910	27,281	1,629	26,099	18,934	7,165
MFS Research Series Initial Class	3,478	3,195	283	5,119	4,781	338
MFS Total Return Series Initial Class	54,999	52,369	2,630	59,780	44,008	15,772

B-31

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NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

NOTE 6 — UNIT VALUES

The following represent amounts for the years ended December 31, excluding the effect of the expenses of the underlying fund portfolios and charges made directly to policyholders’ accounts through redemption of units:

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
PARK AVENUE MILLENNIUM SERIES
RS Core Equity VIP Series
2007	615,902	$8.93	$5,499,714	—	0.95%	15.19%
2006	628,255	7.75	4,870,375	—	1.91%	17.26%
2005	648,755	6.61	4,288,892	—	1.18%	4.30%
2004	669,243	6.34	4,242,070	—	1.89%	6.00%
2003	630,029	5.98	3,767,302	—	1.07%	21.45%
RS S&P 500 Index VIP Series
2007	611,368	$11.11	$6,790,592	—	1.74%	5.22%
2006	628,588	10.56	6,635,681	—	1.65%	15.46%
2005	616,216	9.14	5,634,123	—	1.61%	4.54%
2004	542,121	8.75	4,741,420	—	1.69%	10.59%
2003	511,984	7.91	4,049,091	—	1.64%	28.25%
RS Asset Allocation VIP Series
2007	31,503	$12.68	$399,375	—	2.00%	5.23%
2006	46,032	12.05	554,580	—	4.06%	13.37%
2005	34,393	10.63	365,501	—	0.72%	4.36%
2004	36,614	10.18	372,852	—	1.25%	10.31%
2003	43,952	9.23	405,762	—	3.74%	27.70%
RS High Yield Bond VIP Series
2007	22,831	$14.58	$332,982	—	7.04%	1.19%
2006	24,503	14.41	353,179	—	8.68%	9.17%
2005	16,621	13.20	219,457	—	5.00%	3.30%
2004	26,145	12.78	334,157	—	7.25%	9.22%
2003	10,083	11.70	117,999	—	7.71%	17.95%
RS Low Duration Bond VIP Series(4)
2007	6,691	$11.22	$75,045	—	4.55%	5.48%
2006	6,197	10.63	65,901	—	3.95%	4.07%
2005	5,915	10.22	60,439	—	2.89%	1.25%
2004	5,381	10.09	54,307	—	1.75%	0.91%
2003	—	—	—	—	—	—
RS Large Cap Value VIP Series(4)
2007	20,898	$14.72	$307,663	—	1.98%	0.36%
2006	6,973	14.67	102,291	—	1.34%	18.29%
2005	3,464	12.40	42,957	—	1.39%	9.63%
2004	665	11.31	7,517	—	1.07%	13.12%
2003	—	—	—	—	—	—
RS Partners VIP Series(4)
2007	13,120	$12.92	$169,562	—	0.00%	-2.03%
2006	9,612	13.19	126,787	—	0.24%	9.35%
2005	7,321	12.06	88,310	—	0.17%	4.22%
2004	1,539	11.57	17,809	—	0.46%	15.74%
2003	—	—	—	—	—	—
RS Investment Quality Bond VIP Series
2007	133,142	$15.69	$2,088,630	—	5.42%	6.22%
2006	106,577	14.77	1,573,949	—	4.62%	4.19%
2005	100,066	14.17	1,418,401	—	4.06%	2.35%
2004	93,274	13.85	1,291,746	—	4.17%	4.21%
2003	97,299	13.29	1,293,056	—	3.79%	4.73%

B-32

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
PARK AVENUE MILLENNIUM SERIES
RS Money Market VIP Series (formerly RS Cash Management VIP Series)
2007	251,725	$12.37	$3,114,517	—	4.63%	4.70%
2006	247,438	11.81	2,923,436	—	4.43%	4.53%
2005	261,134	11.30	2,951,512	—	2.60%	2.69%
2004	244,518	11.01	2,691,282	—	0.83%	0.85%
2003	334,313	10.91	3,648,587	—	0.65%	0.66%
Gabelli Capital Asset Fund
2007	123,225	$18.83	$2,320,280	—	0.48%	9.13%
2006	123,575	17.25	2,132,119	—	0.30%	21.93%
2005	121,120	14.15	1,713,869	—	0.29%	2.03%
2004	106,397	13.87	1,475,557	—	0.33%	15.54%
2003	110,346	12.00	1,324,439	—	0.14%	35.46%
RS International Growth VIP Series
2007	101,194	$13.99	$1,415,595	—	3.80%	15.02%
2006	92,099	12.16	1,120,115	—	1.12%	23.43%
2005	73,673	9.85	725,934	—	1.40%	16.02%
2004	47,722	8.49	405,308	—	0.24%	16.72%
2003	34,899	7.28	253,933	—	1.78%	30.03%
RS Emerging Markets VIP Series
2007	78,425	$39.88	$3,127,669	—	2.11%	45.40%
2006	85,523	27.43	2,345,824	—	0.69%	36.19%
2005	75,842	20.14	1,527,480	—	1.07%	40.51%
2004	61,106	14.33	875,880	—	0.24%	23.56%
2003	35,612	11.60	413,124	—	1.17%	53.92%
RS Small Cap Core Equity VIP Series
2007	168,000	$14.36	$2,411,704	—	0.87%	5.13%
2006	168,841	13.65	2,305,502	—	0.00%	17.17%
2005	161,387	11.65	1,880,836	—	0.25%	0.16%
2004	139,393	11.64	1,621,869	—	0.00%	15.17%
2003	100,558	10.10	1,015,873	—	0.00%	43.44%
Value Line Centurion Fund
2007	50,981	$9.98	$508,935	—	0.00%	20.72%
2006	55,686	8.27	460,493	—	0.00%	3.85%
2005	55,664	7.96	443,247	—	0.00%	9.13%
2004	51,066	7.30	372,621	—	0.00%	11.52%
2003	45,964	6.54	300,761	—	0.00%	19.49%
Value Line Strategic Asset Management Trust
2007	188,299	$13.07	$2,461,365	—	0.96%	15.28%
2006	206,997	11.34	2,347,100	—	0.94%	6.85%
2005	210,903	10.61	2,238,047	—	0.49%	9.08%
2004	271,758	9.73	2,643,732	—	0.35%	12.19%
2003	262,905	8.67	2,279,692	—	0.77%	16.53%
AIM V.I. Capital Appreciation Fund Series I
2007	66,481	$8.51	$566,013	—	0.00%	12.01%
2006	70,463	7.60	535,576	—	0.06%	6.30%
2005	72,836	7.15	520,801	—	0.06%	8.84%
2004	86,490	6.57	568,225	—	0.00%	6.63%
2003	80,508	6.16	496,053	—	0.00%	29.52%
AIM V.I. Utilities Fund Series I
2007	35,378	$12.86	$454,966	—	2.10%	20.64%
2006	29,355	10.66	312,907	—	3.58%	25.46%
2005	30,386	8.50	258,172	—	2.95%	16.83%
2004	18,943	7.27	137,759	—	3.05%	24.51%
2003	15,612	5.84	91,184	—	4.32%	19.03%

B-33

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
PARK AVENUE MILLENNIUM SERIES
AIM V.I. Core Equity Fund Series I
2007	145,736	$8.94	$1,303,576	—	1.03%	8.12%
2006	175,596	8.27	1,452,751	—	1.60%	15.24%
2005	184,780	7.18	1,326,519	—	0.89%	5.65%
2004	179,165	6.79	1,217,369	—	0.50%	5.77%
2003	170,632	6.42	1,096,124	—	0.36%	25.08%
AllianceBernstein Value Portfolio Class B
2007	12,252	$15.11	$185,105	—	1.22%	-4.16%
2006	8,455	15.76	133,289	—	0.90%	21.03%
2005	7,684	13.03	100,090	—	1.14%	5.48%
2004	6,235	12.35	76,990	—	0.86%	13.37%
2003	2,698	10.89	29,381	—	0.39%	28.46%
AllianceBernstein Growth & Income Portfolio Class B
2007	27,187	$14.45	$392,790	—	1.19%	4.86%
2006	26,328	13.78	362,756	—	1.16%	16.98%
2005	25,061	11.78	295,166	—	1.11%	4.60%
2004	14,325	11.26	161,295	—	0.73%	11.22%
2003	6,012	10.12	60,868	—	0.15%	32.18%
AllianceBernstein Large Cap Growth Portfolio Class B
2007	8,113	$13.69	$111,085	—	0.00%	13.61%
2006	32,862	12.05	396,057	—	0.00%	-0.64%
2005	25,696	12.13	311,686	—	0.00%	14.84%
2004	18,070	10.56	190,885	—	0.00%	8.35%
2003	10,864	9.75	105,912	—	0.00%	23.37%
AllianceBernstein Global Technology Portfolio Class B
2007	4,108	$13.92	$57,181	—	0.00%	19.89%
2006	7,286	11.61	84,601	—	0.00%	8.38%
2005	5,080	10.71	54,426	—	0.00%	3.65%
2004	3,482	10.34	35,991	—	0.00%	5.10%
2003	1,878	9.83	18,474	—	0.00%	43.77%
Davis Financial Portfolio
2007	36,813	$15.48	$570,022	—	1.09%	-6.05%
2006	36,930	16.48	608,637	—	0.60%	18.50%
2005	38,922	13.91	541,296	—	0.52%	8.38%
2004	36,668	12.83	470,505	—	0.37%	10.32%
2003	36,394	11.63	423,324	—	0.40%	32.15%
Davis Real Estate Portfolio
2007	36,705	$28.61	$1,050,158	—	3.74%	-15.48%
2006	34,132	33.85	1,155,434	—	3.33%	34.37%
2005	30,402	25.19	765,905	—	3.28%	13.14%
2004	27,679	22.27	616,353	—	3.35%	33.35%
2003	23,121	16.70	386,109	—	5.19%	36.79%
Davis Value Portfolio
2007	158,372	$14.42	$2,283,915	—	1.21%	4.64%
2006	146,265	13.78	2,015,816	—	0.81%	15.00%
2005	131,559	11.98	1,576,630	—	1.16%	9.44%
2004	92,377	10.95	1,011,548	—	0.95%	12.33%
2003	68,172	9.75	664,554	—	0.93%	29.76%

B-34

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
PARK AVENUE MILLENNIUM SERIES
Fidelity VIP Contrafund Portfolio Service Class 2
2007	224,470	$16.71	$3,751,891	—	0.80%	17.30%
2006	216,507	14.25	3,085,002	—	1.01%	11.43%
2005	187,887	12.79	2,402,550	—	0.11%	16.65%
2004	152,095	10.96	1,667,325	—	0.18%	15.16%
2003	100,137	9.52	953,242	—	0.25%	28.20%
Fidelity VIP Equity-Income Portfolio Service Class 2
2007	82,863	$15.59	$1,291,483	—	1.61%	1.27%
2006	88,206	15.39	1,357,472	—	2.94%	19.93%
2005	83,852	12.83	1,076,028	—	1.41%	5.57%
2004	80,560	12.16	979,251	—	1.28%	11.23%
2003	69,156	10.93	755,727	—	1.34%	30.03%
Fidelity VIP Growth Opportunities Portfolio Service Class 2
2007	44,880	$11.06	$496,342	—	0.00%	22.91%
2006	44,172	9.00	397,463	—	0.43%	5.12%
2005	40,661	8.56	348,057	—	0.65%	8.68%
2004	37,433	7.88	294,849	—	0.31%	6.89%
2003	32,375	7.37	238,564	—	0.43%	29.40%
Fidelity VIP Mid Cap Portfolio Service Class 2
2007	207,466	$25.22	$5,231,896	—	0.49%	15.34%
2006	228,774	21.86	5,002,032	—	0.17%	12.40%
2005	225,121	19.45	4,379,020	—	0.00%	18.02%
2004	213,443	16.48	3,518,062	—	0.00%	24.66%
2003	171,837	13.22	2,272,102	—	0.22%	38.25%
Janus Aspen Mid Cap Growth Portfolio Institutional Shares
2007	286,887	$7.44	$2,133,124	—	0.22%	22.04%
2006	300,153	6.09	1,828,711	—	0.00%	13.61%
2005	282,118	5.36	1,512,908	—	0.00%	12.31%
2004	280,550	4.78	1,339,634	—	0.00%	20.75%
2003	271,869	3.95	1,075,120	—	0.00%	35.10%
Janus Apen Forty Portfolio Institutional Shares
2007	153,179	$13.29	$2,035,841	—	0.36%	36.99%
2006	151,629	9.70	1,471,081	—	0.36%	9.35%
2005	147,657	8.87	1,310,110	—	0.21%	12.85%
2004	168,612	7.86	1,325,725	—	0.26%	18.23%
2003	154,126	6.65	1,024,982	—	0.50%	20.54%
Janus Aspen Large Cap Growth Portfolio Institutional Shares
2007	129,667	$8.38	$1,086,061	—	0.73%	15.09%
2006	138,327	7.28	1,006,673	—	0.50%	11.38%
2005	132,171	6.53	863,607	—	0.33%	4.29%
2004	156,494	6.27	980,500	—	0.15%	4.52%
2003	159,832	5.99	958,132	—	0.11%	31.73%
Janus Aspen Worldwide Growth Portfolio Institutional Shares
2007	205,390	$8.42	$1,729,790	—	0.76%	9.63%
2006	221,601	7.68	1,702,418	—	1.77%	18.20%
2005	233,811	6.50	1,519,600	—	1.37%	5.87%
2004	263,311	6.14	1,616,519	—	1.03%	4.78%
2003	266,320	5.86	1,560,412	—	1.27%	23.99%

B-35

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
PARK AVENUE MILLENNIUM SERIES
MFS Emerging Growth Series Initial Class
2007	148,869	$7.61	$1,133,311	—	0.00%	21.17%
2006	172,964	6.28	1,086,669	—	0.00%	7.89%
2005	176,093	5.82	1,025,390	—	0.00%	9.19%
2004	163,332	5.33	871,036	—	0.00%	12.96%
2003	152,420	4.72	719,590	—	0.00%	30.23%
MFS Investors Trust Series Initial Class
2007	28,640	$11.82	$338,542	—	0.80%	10.31%
2006	33,958	10.72	363,915	—	0.50%	12.99%
2005	34,896	9.48	330,959	—	0.50%	7.31%
2004	52,813	8.84	466,743	—	0.62%	11.36%
2003	53,524	7.94	424,799	—	0.63%	22.15%
MFS New Discovery Series Initial Class
2007	73,231	$10.56	$773,320	—	0.00%	2.52%
2006	79,858	10.30	822,594	—	0.00%	13.22%
2005	77,444	9.10	704,605	—	0.00%	5.25%
2004	80,037	8.64	691,906	—	0.00%	6.52%
2003	77,166	8.12	626,264	—	0.00%	33.72%
MFS Research Series Initial Class
2007	16,396	$10.24	$167,839	—	0.69%	13.20%
2006	16,229	9.04	146,756	—	0.50%	10.48%
2005	15,981	8.18	130,804	—	0.46%	7.80%
2004	14,625	7.59	111,047	—	1.02%	15.85%
2003	14,635	6.55	95,918	—	0.68%	24.71%
MFS Total Return Series Initial Class
2007	176,109	$16.43	$2,893,245	—	2.52%	4.21%
2006	188,321	15.76	2,968,733	—	2.26%	11.89%
2005	177,864	14.09	2,505,842	—	2.00%	2.82%
2004	148,949	13.70	2,040,939	—	1.59%	11.32%
2003	122,567	12.31	1,508,644	—	1.56%	16.32%

B-36

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
FLEXIBLE SOLUTIONS (Portfolio commenced operations on September 30, 2005)
RS Core Equity VIP Series
2007	36,061	$8.93	$322,007	—	0.95%	15.19%
2006	1,169	7.75	9,060	—	1.91%	17.26%
2005	88	6.61	580	—	1.18%	3.10%
RS S&P 500 Index VIP Series
2007	27,117	$11.11	$301,191	—	1.74%	5.22%
2006	6,411	10.56	67,674	—	1.65%	15.46%
2005	18	9.14	165	—	1.61%	2.11%
RS Asset Allocation VIP Series
2007	441	$12.68	$5,590	—	2.00%	5.23%
2006	420	12.05	5,055	—	4.06%	13.37%
2005	—	—	—	—	—	—
RS High Yield Bond VIP Series
2007	680	$14.58	$9,916	—	7.04%	1.19%
2006	91	14.41	1,305	—	8.68%	9.17%
2005	13	13.20	166	—	5.00%	1.48%
RS Low Duration Bond VIP Series
2007	496	$11.22	$5,558	—	4.55%	5.48%
2006	55	10.63	583	—	3.95%	4.07%
2005	—	—	—	—	—	—
RS Large Cap Value VIP Series
2007	2,036	$14.72	$29,971	—	1.98%	0.36%
2006	597	14.67	8,765	—	1.34%	18.29%
2005	33	12.40	414	—	1.39%	4.05%
RS Partners VIP Series
2007	4,153	$12.92	$53,673	—	0.00%	-2.03%
2006	622	13.19	8,205	—	0.24%	9.35%
2005	—	—	—	—	—	—
RS Investment Quality Bond VIP Series
2007	13,065	$15.69	$204,954	—	5.42%	6.22%
2006	14,151	14.77	208,975	—	4.62%	4.19%
2005	12	14.17	166	—	4.06%	0.73%
RS Money Market VIP Series (formerly RS Cash Management VIP Series)
2007	2,798	$12.37	$34,612	—	4.63%	4.70%
2006	1,205	11.81	14,237	—	4.43%	4.53%
2005	—	—	—	—	—	—
Gabelli Capital Asset Fund
2007	3,030	$18.83	$57,051	—	0.48%	9.13%
2006	725	17.25	12,511	—	0.30%	21.93%
2005	—	—	—	—	—	—
RS International Growth VIP Series
2007	26,760	$13.99	$374,338	—	3.80%	15.02%
2006	14,721	12.16	179,044	—	1.12%	23.43%
2005	—	—	—	—	—	—
RS Emerging Markets VIP Series
2007	18,649	$39.88	$743,761	—	2.11%	45.40%
2006	12,451	27.43	341,526	—	0.69%	36.19%
2005	99	20.14	2,002	—	1.07%	8.62%

B-37

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
FLEXIBLE SOLUTIONS (Portfolio commenced operations on September 30, 2005)
RS Small Cap Core Equity VIP Series
2007	24,395	$14.36	$350,194	—	0.87%	5.13%
2006	8,143	13.65	111,201	—	0.00%	17.17%
2005	178	11.65	2,075	—	0.25%	-1.46%
Value Line Centurion Fund
2007	37	$9.98	$366	—	0.00%	20.72%
2006	11	8.27	97	—	0.00%	3.85%
2005	—	—	—	—	—	—
Value Line Strategic Asset Management Trust
2007	2,655	$13.07	$34,696	—	0.96%	15.28%
2006	1,908	11.34	21,636	—	0.94%	6.85%
2005	—	—	—	—	—	—
AIM V.I. Capital Appreciation Fund Series I
2007	8,121	$8.51	$69,139	—	0.00%	12.01%
2006	8,827	7.60	67,094	—	0.06%	6.30%
2005	—	—	—	—	—	—
AIM V.I. Utilities Fund Series I
2007	1,557	$12.86	$20,018	—	2.10%	20.64%
2006	260	10.66	2,777	—	3.58%	25.46%
2005	—	—	—	—	—	—
AIM V.I. Core Equity Fund Series I
2007	1,539	$8.94	$13,764	—	1.03%	8.12%
2006	794	8.27	6,568	—	1.60%	15.24%
2005	—	—	—	—	—	—
AllianceBernstein Value Portfolio Class B
2007	1,327	$15.11	$20,041	—	1.22%	-4.16%
2006	617	15.76	9,734	—	0.90%	21.03%
2005	—	—	—	—	—	—
AllianceBernstein Growth & Income Portfolio Class B
2007	2,736	$14.45	$39,530	—	1.19%	4.86%
2006	2,368	13.78	32,628	—	1.16%	16.98%
2005	28	11.78	327	—	1.11%	3.22%
AllianceBernstein Large Cap Growth Portfolio Class B
2007	6,404	$13.69	$87,686	—	0.00%	13.61%
2006	2,510	12.05	30,254	—	0.00%	-0.64%
2005	—	—	—	—	—	—
AllianceBernstein Global Technology Portfolio Class B
2007	155	$13.92	$2,162	—	0.00%	19.89%
2006	21	11.61	240	—	0.00%	8.38%
2005	—	—	—	—	—	—
Davis Financial Portfolio
2007	617	$15.48	$9,548	—	1.09%	-6.05%
2006	314	16.48	5,166	—	0.60%	18.50%
2005	—	—	—	—	—	—
Davis Real Estate Portfolio
2007	9,747	$28.61	$278,864	—	3.74%	-15.48%
2006	7,507	33.85	254,126	—	3.33%	34.37%
2005	38	25.19	957	—	3.28%	2.71%

B-38

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
FLEXIBLE SOLUTIONS (Portfolio commenced operations on September 30, 2005)
Davis Value Portfolio
2007	7,158	$14.42	$103,224	—	1.21%	4.64%
2006	1,933	13.78	26,637	—	0.81%	15.00%
2005	27	11.98	326	—	1.16%	4.06%
Fidelity VIP Contrafund Portfolio Service Class 2
2007	41,076	$16.71	$686,556	—	0.80%	17.30%
2006	17,540	14.25	249,929	—	1.01%	11.43%
2005	138	12.79	1,768	—	0.11%	3.58%
Fidelity VIP Equity-Income Portfolio Service Class 2
2007	3,971	$15.59	$61,894	—	1.61%	1.27%
2006	2,797	15.39	43,052	—	2.94%	19.93%
2005	—	—	—	—	—	—
Fidelity VIP Growth Opportunities Portfolio Service Class 2
2007	2,569	$11.06	$28,416	—	0.00%	22.91%
2006	356	9.00	3,204	—	0.43%	5.12%
2005	—	—	—	—	—	—
Fidelity VIP Mid Cap Portfolio Service Class 2
2007	13,650	$25.22	$344,226	—	0.49%	15.34%
2006	4,595	21.86	100,450	—	0.17%	12.40%
2005	50	19.45	966	—	0.00%	3.65%
Janus Aspen Mid Cap Growth Portfolio Institutional Shares
2007	9,136	$7.44	$67,933	—	0.22%	22.04%
2006	5,625	6.09	34,271	—	0.00%	13.61%
2005	62	5.36	331	—	0.00%	3.35%
Janus Aspen Forty Portfolio Institutional Shares
2007	1,008	$13.29	$13,403	—	0.36%	36.99%
2006	674	9.70	6,536	—	0.36%	9.35%
2005	—	—	—	—	—	—
Janus Aspen Large Cap Growth Portfolio Institutional Shares
2007	6,168	$8.38	$51,658	—	0.73%	15.09%
2006	2,188	7.28	15,924	—	0.50%	11.38%
2005	—	—	—	—	—	—
Janus Aspen Worldwide Growth Portfolio Institutional Shares
2007	6,672	$8.42	$56,193	—	0.76%	9.63%
2006	2,768	7.68	21,261	—	1.77%	18.20%
2005	51	6.50	330	—	1.37%	3.69%
MFS Emerging Growth Series Initial Class
2007	1,432	$7.61	$10,901	—	0.00%	21.17%
2006	320	6.28	2,010	—	0.00%	7.89%
2005	—	—	—	—	—	—
MFS Investors Trust Series Initial Class
2007	16	$11.82	$186	—	0.80%	10.31%
2006	8	10.72	87	—	0.50%	12.99%
2005	—	—	—	—	—	—
MFS New Discovery Series Initial Class
2007	13,112	$10.56	$138,466	—	0.00%	2.52%
2006	4,856	10.30	50,017	—	0.00%	13.22%
2005	105	9.10	956	—	0.00%	3.10%

B-39

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 (continued)

		Net Assets		Expense Ratio(1)	Investment Income Ratio(2)	Total Return(3)
	Units	Unit Value	In whole $
FLEXIBLE SOLUTIONS (Portfolio commenced operations on September 30, 2005)
MFS Research Series Initial Class
2007	206	$10.24	$2,114	—	0.69%	13.20%
2006	90	9.04	813	—	0.50%	10.48%
2005	—	—	—	—	—	—
MFS Total Return Series Initial Class
2007	20,259	$16.43	$332,837	—	2.52%	4.21%
2006	5,417	15.76	85,395	—	2.26%	11.89%
2005	102	14.09	1,437	—	2.00%	0.83%

(1)

These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyowner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(2)

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests. The investment income ratio is annualized in the initial year in which units of a product were purchased. For 2007, 2006, 2005 and 2004, average net assets are based on the net assets calculated on January 1 and each of the twelve month-ends within the year. For 2003 the average net assets are calculated based on mortality and expense charges divided by annual rate of mortality and expense risk.

(3)

Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment divisions with a date notation indicate the effective date of that investment division in the variable account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period.

(4)	Portfolio commenced operations on May 1, 2004.

B-40

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.

and the Contract Owners of The Guardian Separate Account N:

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the investment options listed in Note 1 of The Guardian Separate Account N at December 31, 2007, the results of each of their operations for the year then ended and the changes in each of their net assets for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of The Guardian Insurance & Annuity Company, Inc. management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of the underlying funds owned at December 31, 2007 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

March 24, 2008

New York, New York

B-41

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

AND SUBSIDIARIES

The Guardian Insurance & Annuity Company, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2007	2006
	(In millions)
Assets:
Bonds, available for sale, at fair value (amortized cost $1,719 million; $1,925 million, respectively)	$1,715	$1,912
Affiliated mutual funds, available for sale, at fair value (cost $15 million; $19 million, respectively)	12	23
Trading securities, at fair value (cost $17 million; and $1 million respectively)	17	1
Preferred stock, available for sale, at fair value (amortized cost $7 million; $8 million, respectively)	7	8
Policy loans	96	91
Cash and cash equivalents	219	380
Other invested assets	2	1

Total invested assets	2,068	2,416

Deferred policy acquisition costs	359	347
Investment income due and accrued	28	33
Other assets	49	61
Accounts receivable	14	17
Current income tax receivable	8	—
Separate account assets	8,335	7,847

Total assets	$10,861	$10,721

Liabilities:
Future policy benefits and other policyholder liabilities	$1,861	$2,206
Due to Guardian Life Insurance Company of America and its affiliates	19	18
Current income tax liability	—	3
Deferred income tax liability	56	62
Accrued expenses and other liabilities	128	137
Separate account liabilities	8,335	7,847

Total liabilities	10,399	10,273

Stockholder’s equity:
Common stock, $125 par value, 20,000 shares authorized, issued and outstanding	2	2
Additional paid-in capital	173	173
Retained earnings	289	282
Accumulated other comprehensive loss, net of deferred taxes	(2)	(9)

Total stockholder’s equity	462	448

Total liabilities and stockholder’s equity	$10,861	$10,721

See notes to consolidated financial statements.

B-42

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2007	2006	2005
	(In millions)
Revenues:
Net investment income	$110	$114	$104
Net realized gains on investments	6	—	5
Administrative service fees	263	253	253
Other (expense) income	(11)	(18)	(21)

Total revenues	368	349	341

Benefits and expenses:
Policyholder benefits	90	87	83
Amortization of deferred policy acquisition costs	70	96	83
Other operating costs and expenses	196	172	175

Total benefits and expenses	356	355	341

Income (loss) before income taxes	12	(6)	—

Income taxes:
Current expense (benefit)	3	4	(10)
Deferred (benefit) expense	(5)	(9)	4

Total income (benefit) expense tax	(2)	(5)	(6)

Net income (loss)	14	(1)	6
Other comprehensive income (loss), net of tax:
Change in unrealized investment gains (losses), net of tax	1	1	(24)

Comprehensive income (loss)	$15	$—	$(18)

See notes to consolidated financial statements.

B-43

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

	Common Stock	Paid in Capital	Acumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholder’s Equity

Balance, December 31, 2004	$2	$182	$14	$290	$488
Comprehensive income:
Net income	—	—	—	6	6
Change in unrealized investment gains (losses), net of deferred taxes	—	—	(24)	—	(24)

Balance, December 31, 2005	$2	$182	$(10)	$296	$470
Comprehensive income:
Net income	—	—	—	(1)	(1)
Return of capital—transfer of GIS to The Guardian	—	(9)	—	—	(9)
Dividends to parent—transfer of GIS to The Guardian	—	—	—	(13)	(13)
Change in unrealized investment gains (losses), net of deferred taxes	—	—	1	—	1

Balance, December 31, 2006	$2	$173	$(9)	$282	$448
Comprehensive income:
Net income	—	—	—	14	14
Change in unrealized investment gains (losses), net of deferred taxes	—	—	—	—	—
Prior period unrealized losses on available-for-sale securities (See Note 2)	—	—	7	(7)	—

Balance, December 31, 2007	$2	$173	$(2)	$289	$462

See notes to consolidated financial statements.

B-44

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2007	2006	2005
	(In millions)
Operating activities:
Net income (loss)	$14	$(1)	$6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of premium and accretion of discount	9	16	21
Net realized gains on investments	(5)	—	(5)
Deferred federal income taxes, net	(6)	(8)	(7)
Changes in
Trading securities	(16)	(1)	56
Deferred policy acquisition costs	(15)	12	(31)
Investment income due and accrued	5	—	(2)
Other assets	23	(10)	4
Current income taxes (receivable) liability, net	(11)	(2)	20
Accounts receivable	3	7	14
Separate accounts, net	—	—	57
Future policy benefits and other policyholder liabilities	(161)	34	49
Due to Guardian Life Insurance Company of America and its affiliates	1	(2)	(15)
Accrued expenses and other liabilities	(9)	13	4

Net cash (used in) provided by operating activities	(168)	58	171

Investment activities:
Proceeds from investments sold or matured
Bonds	753	493	447
Affiliated mutual funds	14	—	—
Preferred stocks	1	—	—
Investments purchased
Bonds	(556)	(385)	(490)
Affiliated mutual funds	(4)	(2)	—
Transfer of GIS to The Guardian	—	(6)	—
Changes in policy loans	(5)	(7)	2
Other items, net	—	1	(2)

Net cash provided by (used in) investing activities	203	94	(43)

Financing activities:
Additions to policyholder contract deposits	133	228	229
Withdrawals from policyholder contract deposits	(329)	(303)	(191)

Net cash (used in) provided by financing activities	(196)	(75)	38

Net (decrease) increase in cash and cash equivalents	(161)	77	166
Cash and cash equivalents, at beginning of year	380	303	137

Cash and cash equivalents, at end of year	$219	$380	$303

Supplemental disclosure:
Federal income taxes paid (recovered)	$1	$(5)	$(23)

See notes to consolidated financial statements.

B-45

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

The Guardian Insurance & Annuity Company, Inc. (“GIAC” or the “Company”) is a wholly owned subsidiary of The Guardian Life Insurance Company of America (“The Guardian”). The Company, domiciled in the state of Delaware, is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company’s primary business is the sale of variable deferred annuity contracts and variable and term life insurance policies. For variable products, other than 401(k) products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Park Avenue Securities LLC (“PAS”) or other broker dealer firms that have entered into sales agreements with GIAC. The Company’s general agency distribution system is used for the sale of other products and policies.

PAS, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities and Exchange Act of 1934. PAS was established as a broker dealer during 1999 and has assumed the registered representatives formerly affiliated with Guardian Investor Services LLC (“GIS”).

On August 31, 2006, the Company, under a corporate restructuring, transferred 100% of GIS’ shares to The Guardian. As a result of the transfer, the Company’s stockholder’s equity decreased by $22 million.

GIS is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (“FINRA”) (formerly known as the National Association of Securities Dealers, Inc. or “NASD”), and a registered investment adviser under the Investment Adviser Act of 1940. GIS operates as the distributor and underwriter for GIAC’s variable products and, until October 9, 2006, served as investment adviser to certain affiliated mutual funds sponsored by The Guardian which are investment options for the variable products. Effective October 9, 2006, all Guardian sponsored mutual funds were transferred into the RS Mutual Fund Family (see Note 10) and as a result, RS Investment Management Co. LLC (“RS Investments”), a subsidiary of GIS, replaced GIS as the investment adviser on these mutual funds. GIS serves as a sub adviser to the fixed income, asset allocation and index funds and is the sole distributor of the RS funds.

The Company, in agreement with Baillie Gifford Overseas Ltd., has an equity ownership interest in a company—Guardian Baillie Gifford Ltd. (“GBG”)—that is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment sub adviser for the RS International Growth VIP Series (“RSIGS”), the RS Emerging Markets VIP Series (“RSEMS”), RS International Growth Fund (“RSIGF”) and RS Emerging Markets Fund (“RSEMF”). Effective October 9, 2006, GBG serves as the sole investment sub adviser to these funds. These funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies sold by the Company.

The Company has established eighteen insurance separate accounts primarily to support the variable annuity and life insurance products it offers. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders. Of these separate accounts, the Company maintains one separate account whose sole purpose is to fund certain employee benefit plans of The Guardian (see Note 10).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of GIAC and its wholly-owned subsidiaries and those mutual funds in which the Company holds a controlling financial interest. As described in Note 1, GIS was a consolidated subsidiary of the Company until August 31, 2006. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany balances and transactions have been eliminated.

B-46

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Some of the key estimates are in the development of policy reserves and deferred policy acquisition costs, including mortality, morbidity, lapse, expense and investment experience. Actual future results could differ from these assumptions and estimates. The Company regularly invests in mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities, as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment experience underlying mortgage loans. Actual prepayment timing could differ from original estimates resulting in adjustments to asset values and amortization or accretion recorded in future periods.

Investments

Bonds, preferred stocks and affiliated mutual funds are classified as “available for sale” and are carried at estimated fair value. Changes in unrealized gains and losses on investments, net of income tax are included in a separate component of equity, “Accumulated other comprehensive (loss) income.” The investment portfolio is reviewed for investments that may have experienced a decline in value considered to be other-than-temporary. The Company considers several factors in determining if an other-than-temporary decline exists: duration and extent to which the value of the security has been less than cost; financial condition of the issuer; the near term prospects for recovery of the market value of a security; and the intent and ability of the Company to hold the security to allow for an anticipated recovery in value. Impairments that are considered other-than-temporary are included in “Net realized gains on investments” in the Consolidated Statements of Income and Comprehensive Income.

Trading securities are carried at fair value. Changes in fair value of these securities are reported in “Net realized gains on investments” in the Consolidated Statements of Income and Comprehensive Income.

Derivative financial instruments are entered into in the normal course of business to reduce the Company’s exposure to fluctuations in foreign currency exchange rates and market volatility. These hedging strategies include the use of futures and swaps. Swaps are reported at fair market value in “Accrued expenses and other liabilities” in the Consolidated Balance Sheets. Changes in fair value are reported in “Net realized gains on investments” in the Consolidated Statements of Income and Comprehensive Income.

Policy loans are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

Cash and cash equivalents include cash on hand and investments having maturities of three months or less at time of purchase that are stated at amortized cost, which approximates fair value.

Other invested assets consist primarily of the Company’s investment in GBG, which is accounted for under the equity method.

Net realized gains on investments

Gains and losses on investments are computed using the specific identification method. “Net realized gains on investments” in the Consolidated Statements of Income and Comprehensive Income include impairments considered other-than-temporary and changes in fair value of trading securities and derivatives.

Deferred policy acquisition costs

The Company follows the guidance in Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards (“SFAS”) No.97.

B-47

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Costs associated primarily with and vary with the acquisition of new insurance business are deferred to the extent such costs are deemed recoverable from future profits, and are recorded as deferred policy acquisition costs. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs for certain products are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in “Accumulated other comprehensive (loss) income”.

For variable life and annuity investment-type products, deferred policy acquisition costs are amortized over the shorter of the expected average life of the contracts (estimated to be no greater then twenty-five years). Using a reversion to the mean approach for market returns, gross profits arise principally from investment results, mortality and expense margins and surrender charges as well as expenses and benefit claims based on both actual results and anticipated future experience. The average long term rate of assumed gross investment yield used in estimating expected gross profit were between 7.85% to 8.7% at December 31, 2007. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. During 2006, the Company changed the lapse assumptions used in the DAC calculation related to individual annuity products from an aggregate level lapse rate to one that varied based on the contract duration and product (see Note 5). There were no changes in 2007.

For fixed premium life insurance products, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods are for the estimated life of the policy.

Other assets

Other assets consist primarily of deferred, uncollected and unpaid premiums, reinsurance recoverables and receivables for service fees and concession income.

Accounts receivable

Accounts receivable consist primarily of fees receivable from separate accounts.

Separate account assets and liabilities

Assets and liabilities of the separate accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders and for which the Company does not bear the investment risk. Assets held in the separate accounts are carried at quoted market value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are generally borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain separate account products. The investment results of separate accounts accrue to the policyholders and are not included in the Consolidated Statements of Income and Comprehensive Income. Mortality, policy administration and surrender charges on the accounts are included in “Administrative service fees” in the Consolidated Statements of Income and Comprehensive Income.

Future policy benefits and other policyholder liabilities

The methods and assumptions used to establish the Company’s reserve for future policy benefits and other policyholder liabilities are disclosed in Note 6, “Policyholders’ Liabilities.”

Accrued expenses and other liabilities

Accrued expenses and other liabilities consist primarily of payables to custodians, unearned revenue reserve, outstanding checks, minority interest, accrued operating expenses and commissions payable. Minority interest represents interest of minority owners in the consolidated mutual funds in the amount of $3 million at December 31, 2007. There were no such mutual funds consolidated in the Company’s financial statements at December 31, 2006.

B-48

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Insurance revenue and expense recognition

Insurance revenue and expenses consist of premiums and benefits. Premiums for term life and certain annuity insurance products are recognized as revenue when due and collected. The reserve for future policy benefits has been provided on a net-level premium method based upon estimated investment yields, mortality, and other assumptions which were appropriate at the time the policies were issued. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Revenues for variable life and for individual and group variable annuity products consist of net investment income, cost of insurance and policy administration and surrender charges that have been earned and assessed against policyholder account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances, maintenance costs and interest credited to policyholder account balances. The policyholder account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

Certain annuity contracts, such as those including provisions for guaranteed minimum death benefits, provide the holder a guarantee that the benefit received upon death will be no less than a minimum prescribed amount that is based upon net deposits to the contract, or the highest historical account value on a contract anniversary. In 2005, the Company introduced additional annuity contracts that provide the holder guaranteed living benefits that allow the holder to exercise the larger guarantee base when it is beneficial. The Company bears the risk that protracted under-performance of the financial markets could result in guaranteed minimum death or withdrawal benefits being higher than accumulated policyholder account balances. The determination of this liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rate and mortality experience.

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance receivables and the cost of reinsurance are recognized over the life of the reinsured policies, using assumptions consistent with those used to account for the underlying policies.

Income taxes

The Company records current and deferred income taxes. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred federal income tax assets and liabilities are recognized based upon the difference between financial statement carrying amounts and the income tax basis of assets and liabilities using income tax rates and laws.

In 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The adoption of FIN 48 did not have a material impact on the Company’s consolidated financial statements.

The Company and PAS are included in The Guardian’s consolidated federal income tax return which includes certain of its domestic insurance and non-insurance subsidiaries. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated it share of the consolidated tax provision or benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. Intercompany tax balances are settled quarterly on an estimated tax basis with a final settlement within 30 days of filing of the consolidated return.

B-49

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Statutory accounting

Insurance companies domiciled in Delaware are required to prepare statutory basis financial statements in accordance with the new National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual (“NAIC Codification Accounting Practices”).

Financial statements prepared in accordance with GAAP vary from financial statements prepared on statutory basis (“STAT”) primarily because under STAT: 1) costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred; 2) life insurance and annuity reserves are based on statutory mortality and interest requirements, without consideration of withdrawals and company experience; 3) life insurance enterprises are required to establish a formula-based asset valuation reserve (“AVR”) by a direct charge to surplus to offset potential investment losses; 4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve (“IMR”) and amortized into investment income over the remaining life of the investment sold; 5) bonds are carried principally at amortized cost; 6) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as either financing transactions or as derivatives under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP; 7) certain “non-admitted assets” (uncollected premiums and advances to agent balances) must be excluded under statutory reporting through a charge to surplus, 8) investments in common stock of the Company’s wholly-owned subsidiaries are accounted for using the equity method, where earnings of such subsidiaries are recognized in income only when dividends are declared, 9) annuity and certain insurance premiums are recognized as premium income and 10) gross deferred tax assets (“DTAs”) are not reduced by a valuation allowance; instead, that portion of the DTA not meeting certain criteria is non-admitted and changes in DTAs and deferred tax liabilities are not included in income tax expense or benefit, but are recognized as a separate component of gains and losses in surplus, except to the extent allocated to changes in unrealized gains and losses and 11) investments in affiliated mutual funds where the Company has a controlling interest, are accounted for using the equity method for statutory purposes and are consolidated under GAAP. The effect on the financial statements of the Company from the differences between GAAP and STAT are material to the Company and are disclosed in Note 9.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this guidance effective January 1, 2008. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, although early adoption is permitted under certain circumstances. Companies shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The Company plans to adopt this guidance effective January 1, 2008. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2007, the Accounting Standards Executive Committee (“AcSEC”) issued SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” This SOP provides guidance for determining whether an entity should apply the specialized industry accounting for investment companies (referred to as investment company accounting) in the preparation of its stand-alone financial reporting. SOP 07-1 also provides guidance for determining whether investment company accounting should be retained in the consolidated financial statements of the investment

B-50

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

company’s parent, or in the application of the equity method to an equity interest in the investment company. The SOP is effective for fiscal years beginning after December 15, 2007, with early adoption permitted. The FASB is currently deliberating a proposed FASB Staff Position (FSP SOP 07-1-a), which would delay the effective date of the SOP indefinitely. The Company will continue to monitor the status of the proposed FSP and if necessary adopt the guidance contained in the SOP effective January 1, 2008. The Company is currently assessing the impact of this SOP on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, a revision of SFAS No. 141, “Business Combinations”. The revised SFAS retains the fundamental requirements in SFAS No. 141, which requires the acquisition method of accounting for business combinations. SFAS 141(R) broadens the scope of SFAS 141 and changes how the acquisition method is applied. Areas of significant change include acquisition costs, restructuring costs, contingencies, noncontrolling interest and the definition of a business. The guidance in this Statement is to be applied on a prospective basis to transactions consummated after the effective date of this Statement. This Statement is effective for fiscal years beginning after December 15, 2008 and will be adopted by the Company in 2009.

In conjunction with the issuance of SFAS 141(R), the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, in December 2007. The SFAS changes the name of “minority interests” to “noncontrolling interests” and requires it to be recorded as a component of equity thereby removing diversity in practice of recording minority interest as either a liability or mezzanine equity. Under SFAS No. 160, changes in ownership interest are recorded as equity transactions unless a subsidiary is deconsolidated. This Statement is effective for fiscal years beginning after December 15, 2008 and will be adopted by the Company in 2009. The Company is currently assessing the impact of this Statement on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities in order to improve the transparency of the Company’s financial reporting of these financial instruments. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, and will be adopted by the Company in 2009. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Reclassifications:

Certain amounts in prior years have been reclassified to conform to the current year presentation.

Revisions:

The Company identified the following revisions that warrant disclosure.

In 2007, the Company correctly reflected certain fee income and related deferrals, that had previously been reported as “Premiums” and reductions to “Policyholder benefits” and “Other operating costs and expenses”, as “Administrative service fees” in the 2006 and 2005 Consolidated Statements of Income and Comprehensive Income. To conform prior years to the current year presentation, such items have been revised in the 2006 and 2005 consolidated Statements of Income and Comprehensive Income. Total revenues and expenses are each increased by a net amount of $5 million and $12 million in 2006 and 2005, respectively, and there is no effect on the Company’s earnings or stockholder’s equity. The revisions to the Company’s Consolidated Statements of Income and Comprehensive Income do not impact the Company’s previously reported Consolidated Balance Sheets, or Consolidated Statements of Changes in Stockholder’s Equity or Consolidated Statements of Cash Flows.

A correction in unrealized investment gains (losses) from prior periods related to available-for-sale securities was made in 2007, resulting in an adjustment to decrease Retained Earnings by $7 million and increase Accumulated Other Comprehensive Income (AOCI) by $7 million in the 2007 Consolidated Statements of Changes in Stockholder’s Equity. The revision has no effect on the Company’s total Stockholder’s Equity at December 31, 2007.

B-51

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

3.  INVESTMENTS

Securities

The following tables provide additional information relating to the cost basis and estimated fair value of bonds, preferred stock, affiliated mutual funds and trading securities as of December 31:

December 31, 2007	Amortized Cost/Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(In millions)
U.S. Government	$4	$—	$—	$4
All other Government	13	—	—	13
Political Subdivisions	—	—	—	—
Special Revenue	14	—	—	14
Public Utilities	230	3	(1)	232
Industrial and Miscellaneous	1,458	12	(18)	1,452

Total Bonds	$1,719	$15	$(19)	$1,715

Preferred Stocks	$7	$—	$—	$7

Affiliated Mutual Funds	$15	$—	$(3)	$12

December 31, 2006	Amortized Cost/Cost	Gross Unrealized		Estimated Fair Value
		Gains	(Losses)
	(In millions)
U.S. Government	$4	$—	$—	$4
All other Government	33	—	—	33
Political Subdivisions	1	—	—	1
Special Revenue	32	—	—	32
Public Utilities	290	3	(5)	288
Industrial and Miscellaneous	1,565	10	(21)	1,554

Total Bonds	$1,925	$13	$(26)	$1,912

Preferred Stocks	$8	$—	$—	$8

Affiliated Mutual Funds	$19	$4	$—	$23

The amortized cost and estimated fair value of bonds at December 31, 2007 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Amortized Cost	Estimated Fair Value
	(In millions)
Due in one year or less	$311	$312
Due after one year through five years	1,001	1,001
Due after five years through ten years	223	219
Due after ten years	81	80
Sinking fund bonds, mortgage backed securities and asset backed securities	103	103

Total	$1,719	$1,715

Proceeds from the sales and maturities of bonds amounted to $753 million, $493 million and $447 million in 2007, 2006 and 2005, respectively. Gross gains of $3 million, $3 million and $6 million and gross losses of $2 million, $2 million and $3 million were realized on sales and prepayments of bonds in 2007, 2006 and 2005, respectively.

B-52

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

In 2007, proceeds from sales of affiliated mutual funds and gross gains realized on the sale amounted to $14 million and $6 million, respectively (see Note 10). In 2006 and 2005, there were no sales of affiliated mutual funds.

In 2007, proceeds from sales of preferred stocks and gross gains realized on the sale amounted to $1 million and $0.2 million, respectively. In 2006 and 2005, there were no sales of preferred stocks.

Unrealized losses:

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006, are as follows:

December 31, 2007	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In millions)
U.S. Government	$—	$—	$—	$—	$—	$—
All Other Government	3	—	6	—	9	—
Political Subdivisions	—	—	—	—	—	—
Special Revenue	—	—	9	—	9	—
Public Utilities	38	—	75	(1)	113	(1)
Industrial and Miscellaneous	326	(6)	355	(12)	681	(18)

Total Bonds	367	(6)	445	(13)	812	(19)

Preferred Stocks	—	—	—	—	—	—
Affilitated Mutual Funds	11	(2)	—	—	11	(2)

Total temporarily impaired securities	$378	$(8)	$445	$(13)	$823	$(21)

December 31, 2006	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In millions)
U.S. Government	$—	$—	$3	$—	$3	$—
All Other Government	16	—	12	—	28	—
Political Subdivisions	—	—	1	—	1	—
Special Revenue	1	—	29	—	30	—
Public Utilities	50	(1)	160	(4)	210	(5)
Industrial and Miscellaneous	434	(3)	751	(18)	1,185	(21)

Total Bonds	501	(4)	956	(22)	1,457	(26)

Preferred Stocks	—	—	5	—	5	—

Total temporarily impaired securities	$501	$(4)	$961	$(22)	$1,462	$(26)

The Company’s investment portfolio includes individual securities that are in an unrealized loss position and have not been recognized as other than temporary impairments. There were one hundred and seventy five securities in an unrealized loss position for greater than 12 months with a book value of $458 million and a fair value of $445 million as of December 31, 2007.

In reaching the conclusion that these impairments are not other-than-temporary, management considered many factors including: duration and severity of impairment, cash flow, investment sector stability, credit worthiness, financial condition of issuer, and intent and ability to hold to allow for recovery in value.

The Company continually monitors its investment portfolios for performance, credit issues and risk exposures. By using a variety of measurements and credit analysis derived from both internal and external sources, the Company tracks the risk exposure the portfolios have to market events such as the credit deterioration in the non-prime and sub-prime

B-53

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

mortgage market. The Company has determined that it has minimal exposure and has not taken any impairment on assets contained in its portfolios due to credit deterioration in the non-prime and sub-prime mortgage market. The Company does not hold investments in collateralized debt obligations (CDOs) or collateralized loan obligations (CLOs). The Company does hold a small amount of asset-backed securities (ABS) with sub-prime mortgage exposure. The carrying amounts of these investments were $2 million, less than 0.1% of the Company’s investment portfolio, as of December 31, 2007.

Derivative Financial Instruments

The Company offers certain variable annuity products with a guaranteed minimum withdrawal benefit (“GMWB”). In order to minimize the volatility associated with the GMWB, the Company has established a hedge strategy to manage this risk. In 2005, the Company began hedging its GMWB exposures using Standard and Poors (“S&P”) 500 and US Treasury futures contracts. The Company held contracts purchased to hedge the GMWB exposures of $23 million and $95 million as of December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, net realized capital gains (losses) included the change in the market value of both the value of the embedded derivative related to the GMWB liability and the related derivative contracts purchased as economic hedges. There was no net gain or loss in 2007 and a loss of $1 million in 2006. During 2007, GIAC entered into a derivative transaction with a reinsurance company that obligates the reinsurance company to reimburse GIAC for 90% of its claims resulting from the GMWB business to Swiss Re Life & Health America Inc., eliminating the hedge investments for that portion of the business. The derivative transaction is considered reinsurance under US Statutory accounting.

Special Deposits

Assets of $4 million and $4 million at December 31, 2007 and 2006, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. These amounts are included in “Bonds” in the Consolidated Balance Sheets.

Repurchase Agreements

The Company has entered into repurchase agreements whereby securities will be resold at a specified date and price. Assets of $11 million and $44 million are included in the Consolidated Balance Sheets as cash and cash equivalents as of December 31, 2007 and 2006, respectively, and are subject to repurchase. The Company’s policy requires a minimum of 102% of the fair value of the borrowed securities as collateral, calculated on a daily basis, in the form of either cash or securities.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

	2007	2006	2005
	(In millions)
Bonds	$91	$95	$94
Affiliated mutual funds and trading securities	1	4	4
Policy loans	5	5	4
Cash equivalents and cash equivalents	16	13	4

Gross investment income	113	117	106
Less: Investment expenses	(3)	(3)	(2)

Net investment income	$110	$114	$104

B-54

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Net realized gains (losses) on investments for the years ended December 31 were from the following sources:

	2007	2006	2005
	(In millions)
Bonds	$1	$—	$1
Affiliated mutual funds and trading securities	8	1	4
Other	(3)	(1)	—

Net realized gains on investments	$6	$—	$5

The Company recorded losses for investments that have experienced a decline in value considered to be other-than-temporary in the amount of $1 million for each of the years ended December 31, 2007, 2006 and 2005.

Unrealized investment gains (losses)

Net unrealized investment gains (losses) on securities available for sales are included as part of Accumulated Other Comprehensive Income. Changes in this amount include reclassification adjustments to avoid double- counting in comprehensive income items that are included as part of net income for a period that also had been part of “Other comprehensive income” in earlier periods.

The amounts for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Unrealized Gains (Losses) on Investments	Impact of Unrealized Gains (Losses) on Deferred Policy Acquisition Costs	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related to Net Unrealized Investment Gains (Losses)
	(In millions)
Balance, December 31, 2004	$43	$(22)	$(7)	$14
Net unrealized investments gains (losses) on investments arising during period	(76)	—	26	(50)
Reclassification adjustments for (gains) losses included in net income	15	—	(5)	10
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	25	(9)	16

Balance, December 31, 2005	(18)	3	5	(10)
Net unrealized investments gains (losses) on investments arising during period	(16)	—	5	(11)
Reclassification adjustments for (gains) losses included in net income	18	—	(6)	12
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	—	—	—

Balance, December 31, 2006	(16)	3	4	(9)
Net unrealized investments gains (losses) on investments arising during period	34	—	(12)	22
Reclassification adjustments for (gains) losses included in net income	(30)	—	11	(19)
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(4)	1	(3)
Prior period unrealized losses on available-for-sale securities (See Note 2)	7	—	—	7

Balance, December 31, 2007	$(5)	$(1)	$4	$(2)

B-55

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table below, the carrying value approximates estimated fair value).

Bonds, preferred stocks and affiliated mutual funds

The estimated fair values for bonds, preferred stocks and affiliated mutual funds other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life.

Trading securities

The estimated fair values for trading securities are based on quoted market prices.

Policy loans

The estimated fair value of policy loans approximate the carrying amount since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

Separate Account Assets and Liabilities

The fair value of the Separate Account assets and liabilities are reported at quoted market value.

Investment contracts and other contract liabilities

The fair value for investment-type contracts, included in “Future policy benefits and other policyholder liabilities” in the Consolidated Balance Sheets, represents an accumulation of gross premium payments plus credited interest less withdrawals and expenses. Estimated fair values of other contract liabilities are derived using discounted projected cash flows, based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued and expected survivorship. Carrying values approximate fair value.

The following table discloses the carrying amounts and estimated fair values of the Company’s financial instruments at December 31:

	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In millions)
Financial Assets:
Bonds, available for sale	$1,715	$1,715	$1,912	$1,912
Affiliated mutual funds	12	12	23	23
Trading securities	17	17	1	1
Preferred stocks	7	7	8	8
Policy loans	96	96	91	91
Cash and cash equivalents	219	219	380	380
Separate account assets	8,335	8,335	7,847	7,847

Financial Liabilities:
Investment contracts and other contract liabilities	$1,861	$1,861	$2,206	$2,206
Separate account liabilities	8,335	8,335	7,847	7,847

B-56

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

5.  DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs (“DAC”) as of and for the years ended December 31 are as follows:

	2007	2006	2005
	(In millions)
Balance, beginning of year	$347	$360	$329
Capitalization of deferrable expenses	59	59	60
Amortization	(70)	(96)	(83)
Change in unrealized investment (losses) gains, net	(4)	(1)	25
Interest on DAC	27	25	29

Balance, end of year	$359	$347	$360

During 2006, the Company recorded a $24 million decrease in DAC as a result of changes to product allocations and lapse rate assumptions. There were no such changes recorded in 2007 and 2005.

In September 2005, AcSEC issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No.97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007 and there was no impact to retained earnings as of January 1, 2007.

6.  POLICYHOLDERS’ LIABILITIES

The balances of future policy benefits and policyholders’ account balances and separate account liabilities at December 31 are follows:

	2007	2006
	(In millions)
Future policy benefits and policyholder account balances
Future policy benefits
Annuities	$490	$464

Future policy benefits	490	464

Policyholders’ account balances
Individual annuities	1,178	1,378
Group annuities	78	257
Variable life	115	107

Policyholders’ account balances	1,371	1,742

Total future policy benefits and policyholders’ account balances	$1,861	$2,206

Separate account liabilities
Individual annuities	5,212	4,763
Group annuities	2,485	2,485
Variable life	638	599

Total separate account liabilities	$8,335	$7,847

B-57

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The following table highlights the key assumptions generally utilized in calculating liabilities for future policy benefits:

Product	Mortality	Interest Rate	Estimation Method
Immediate annuities with life contingency fixed and variable	SA, 1971, 1983a, A2000 mortality tables with certain modifications	4.00% to 5.50%	Present value of expected future payments based on historical experience
Immediate annuities without life contingency fixed and variable	None	0.00% to 5.50%	Present value of expected future payments based on historical experience

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. The Company had no premium deficiency reserves as of December 31, 2007 and 2006.

Policyholders’ account balances for investment-type contracts represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges. The carrying value approximates fair value.

Certain contract provisions that determine the policyholders’ account balances are as follows:

Product	Credited Fixed Interest Rates	Withdrawal/Surrender Charges
Individual annuities	3.10% to 5.50%	Declining to zero over 4 to 7 years.
Group annuities	2.45% to 5.15%	Contractually agreed upon rates, declining to zero over a maximum of 9 years.
Variable life	4.00%	Declining to zero over 10 to 15 years.

Guaranteed Minimum Benefits

The Company issues variable annuity contracts with guaranteed death and living benefits. For guarantees of amounts in the event of death, the net amount at risk is defined as the current Guaranteed Minimum Death Benefit (“GMDB”) in excess of the current account balance at the Consolidated Balance Sheet date. The Company also issues various guaranteed living benefits: for the Guaranteed Minimum Income Benefit (“GMIB”), which guarantees a base level of lifetime income at annuitization, the net amount at risk is the value of the lifetime annuity in excess of the current account balance; for the GMWB, which guarantees systematic withdrawal of one’s investment and certain designs allow withdrawals to continue for life even if account balances become equal to zero, the net amount at risk is defined as the guaranteed remaining balance in excess of the current account balance; for the Guaranteed Minimum Accumulation Benefit (“GMAB” or “LBR”), which guarantees the return of investment on the maturity date, the net amount at risk is the amount invested in excess of the current account balance at the Consolidated Balance Sheet date.

The following chart provides the account value and net amount at risk of the contractholders at December 31, 2007 and 2006 for GMDB, GMIB, GMAB and GMWB (in millions, except Average Age):

	2007			2006

	Account Value	Net Amount at Risk	Average Age	Account Value	Net Amount at Risk	Average Age
GMDB	$5,867	$100	61	$5,628	$159	61
GMIB	151	—	56	137	—	56
GMAB	102	—	61	109	—	60
GMWB	790	3	60	388	—	60

B-58

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

GMDB

The Company issues certain variable annuity contracts with GMDB features that guarantee either:

a)	Return of deposits; the benefit is the greater of current account value or premiums paid (adjusted for withdrawals).

b)	Ratchet: the benefit is greatest of the current account value, premiums paid (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted for withdrawals).

c)	Combination Rollup/Ratchet: the benefit is greatest of the current account value, premiums paid increased with 3% simple interest each year (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted withdrawals).

The GMDB liability is $2 million and $3 million as of December 31, 2007 and 2006, respectively, and is determined by estimating the expected value of death benefits in excess of the projected account balance, under a range of stochastic return scenarios, and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at December 31, 2007:

•	Data used was based on 100 investment performance scenarios selected to represent 1,000 stochastically generated investment performance scenarios.

•	Mean investment performance assumption was 8.5%.

•	Volatility assumption was 14%.

•	Mortality was assumed to be 100% of the Annuity 2000A table with a 50/50 male/female blend using the pivot age of 65.

•

The base annual lapse rate used in the Company’s analysis was 13%. For the contracts, where the ratio of GMDB to the Account Value is greater than 100%, but less than 120%, the Company assumed a lapse rate equal to 90% of the base annual lapse rate. For the contracts where the GMDB to the Account Value exceeds 120%, the Company assumed a lapse ratio of 70% of the base annual lapse rate.

•	Interest rate for present value calculations was 6.5%.

GMDB benefits incurred and paid amounted to $1 million and $2 million in 2007, $1 million and $2 million in 2006 and $3 million and $3 million in 2005, respectively, and is recorded in “Policyholder benefits” in the Company’s Consolidated Statements of Income and Comprehensive Income.

GMIB and GMAB

The GMIB and GMAB liabilities, determined by accumulating the total assessments to date for contracts inforce as of the Consolidated Balance Sheet date, were $2 million and $1 million as of December 31, 2007, respectively, compared to $1 million and $1 million in 2006, respectively, and is recorded in the “Future policy benefits and other policyholder liabilities” in the Company’s Consolidated Balance Sheets. The underlying account values for the GMIB and GMAB equal $151 million and $106 million as of December 31, 2007, respectively, compared to $137 million and $109 million in 2006, respectively. Due to 10 year waiting periods, there are no paid and incurred benefits for GMIB and GMAB at December 31, 2007 and 2006.

GMWB

The Company issues certain variable annuity contracts with guaranteed minimum withdrawal benefit features that guarantee an annual withdrawal benefit up to a Guaranteed Withdrawal Amount (“GWA) until the Guaranteed Withdrawal Benefit (“GWB”) is depleted, even if the Accumulation Value is reduced to zero through a combination of market declines and withdrawals. The GMWB represents an embedded derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” which is reported separately from the host variable annuity contract. It

B-59

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

is carried at fair value and reported in the “Future policy benefits and other policyholder liabilities” on the Consolidated Balance Sheets. The fair value of the GMWB obligations is calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior.

The following assumptions and methodology were used to estimate the fair value of the GMWB liability at December 31, 2007:

•	The liability is defined as the present value of claims minus the present value of valuation premiums.

•	Each policy is modeled using 1,000 stochastic scenarios using MG-Hedge software.

•	The S&P volatility assumption is extracted from the Morgan Stanley report of implied volatilities, for the first 5 years and then grades to a long term assumption of 17%.

•	The swap curve as of the last day of the quarter is used.

•	85% of annuity 2000 mortality table with .08% mortality improvement.

•	A dynamic lapse function is used to decrease lapses when the option is in the money.

Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other prudent estimate assumptions are used. Estimating these cash flows involves numerous estimates and subjective judgments, including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates.

As of December 31, 2007 and 2006, the SFAS 133 liability is $13 million and $1 million, respectively, and is reported in the “Future policy benefits and other policyholder liabilities” in the Consolidated Balance Sheets. The SFAS 133 liability relates to annuities with an account value of $790 million and $388 million and a GWB of $772 million and $370 million at December 31, 2007 and 2006, respectively.

Changes in the fair value of the SFAS 133 liability resulted in losses amounting to $12 million and $1 million at December 31, 2007 and 2006, respectively and is recorded in “Net realized gains on investments” in the Company’s Consolidated Statements of Income and Comprehensive Income. There was no gain or loss at December 31, 2005.

7.  REINSURANCE

The Company participates in reinsurance in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. The Company has entered into cession agreements on a coinsurance, modified coinsurance and yearly renewable term basis with affiliated and non-affiliated companies. Reinsurance ceding arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability to the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. Two major reinsurance companies account for approximately 99% and 98% of the reinsurance recoverable at December 31, 2007 and 2006. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable there from, recording an allowance when necessary for uncollectible reinsurance. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period.

The following indicates the volume of reinsurance amounts on total premiums included in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31:

	2007	2006	2005
	(In millions)
Short duration contracts
Direct premiums	$—	$1	$1
Reinsurance ceded	—	(1)	(1)

Premiums	$—	$—	$—

B-60

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	2007	2006	2005
	(In millions)
Long duration contracts
Direct premiums	$67	$71	$73
Reinsurance assumed	2	1	2
Reinsurance ceded	(65)	(65)	(65)

Premiums	$4	$7	$10

Reinsurance recoverables of $36 million and $22 million are recorded in “Other assets” in the Company’s Consolidated Balance Sheets at December 31, 2007 and 2006, respectively.

During 2007, the Company entered into an agreement that reinsures 90% of the GMWB rider offered in connection with its variable annuity contracts to minimize the claim exposure and the volatility of net income associated with the GMWB liability. The reinsurance recoverable related to the GMWB, in the amount of $12 million at December 31, 2007, represents an embedded derivative under SFAS 133 which is carried at fair value and reported in “Other assets” in the Consolidated Balance Sheets. Changes in the fair value of the embedded derivative of $12 million for the year ended December 31, 2007 is recorded in “Net realized gains on investments” in the Consolidated Statements of Income and Comprehensive Income.

8.  INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

The components of the net deferred tax asset/ (liability) as of December 31, 2007 and 2006 are as follows:

	2007	2006
	(In millions)
Deferred tax assets:
Separate account allowances	$36	$31
DAC Proxy	18	18
Investments	3	3
Other	1	2
Reserves	11	6

Gross deferred tax assets	69	60

Deferred tax liabilities:
DAC	125	122

Gross deferred tax liabilities	125	122

Net deferred tax liability	$56	$62

The Company’s management has concluded that the deferred income tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

At December 31, 2007, the Company did not have any unused net operating loss carryforwards available to offset against future taxable income.

B-61

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

The Company’s income tax (benefit) expense differs from the amount computed by applying the expected federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	2007	2006	2005
	(In millions)
Expected taxes on pre-tax (loss) income	$4	$(2)	$—
Permanent adjustments:
Dividends received deduction	(9)	(11)	(8)
Contingent tax reserves	4	8	—
Other	(1)	—	2

Total income tax (benefit)	$(2)	$(5)	$(6)

The following is a reconciliation of the beginning and ending amounts of the liability established for unrecognized tax benefits (in millions):

Balance, January 1, 2007	$8
Additions for tax positions of the current year	2
Additions for tax positions of prior years	7
Reductions for tax positions of prior years for:
Changes in judgement	—
Settlements during the period	(8)
Lapses of applicable statute of limitations	—

Balance, December 31, 2007	$9

As of December 31, 2007, the Company had $13 million of unrecognized tax benefits and related interest expense. Included in this balance is $4 million of unrecognized tax benefits that, if recognized, would affect the Company’s annual effective tax rate. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months due to the possibility of the conclusion of a current Internal Revenue Service (“IRS”) audit. The possible change in the amount of uncertain tax benefits cannot be estimated at this time.

At December 31, 2007 and 2006, the Company recorded a current tax receivable of $8 million and a liability of $3 million, respectively, which is included in “Current income tax receivable” and “Current income tax liability” in the Consolidated Balance Sheets, respectively.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2007, 2006 and 2005, the Company recognized approximately $1 million, $1 million, and $1 million in interest and penalties, respectively. The Company has approximately $4 million accrued for payment of interest and penalties at December 31, 2007 with none accrued at December 31, 2006. The Guardian files U.S. federal income tax returns along with various state and local income tax returns. The IRS has completed its examinations and closed its review of the Company’s filings for 2002 and prior years. The IRS is currently reviewing the Company’s U.S. income tax returns for the tax years 2003 through 2005.

9.  STATUTORY CAPITAL AND SURPLUS AND INCOME

Applicable insurance department regulations require that the Company prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance. Statutory accounting practices and GAAP differences are discussed in detail in Note 2.

Under the Delaware Insurance Law, the maximum amounts of distributions which can be made to the Company’s parent in any given year, without prior approval by the Delaware Commissioner of Insurance, is equal to the greater of

B-62

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

(i) 10% of the Company’s surplus as of December 31 of the preceding calendar year, or (ii) the net gain from operations for the preceding calendar year (excluding realized investment gains). Any dividends paid, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus also requires the prior approval of the Delaware Commissioner of Insurance. At December 31, 2007, the maximum amount of dividends the Company could pay The Guardian in 2008 without prior approval from the state insurance regulatory authorities was $25 million.

The Guardian Insurance & Annuity Company, Inc.’s stand alone statutory net income, as filed with the Delaware Department of Insurance, was $20 million, $20 million and $21 million for the years ended 2007, 2006 and 2005, respectively. Statutory surplus, as filed, at December 31, 2007 and 2006 was $245 million and $229 million, respectively.

10.  RELATED PARTY TRANSACTIONS

General Operating Expense Agreement

The Company is billed by The Guardian for compensation and related employee benefits for those employees of The Guardian who are engaged in the Company’s business and for the Company’s use of The Guardian’s centralized services and agency force. The amounts charged for these services amounted to $129 million in 2007, $141 million in 2006 and $145 million in 2005, which are reflected in “Other operating costs and expenses” in the Consolidated Statements of Income and Comprehensive Income, of which $19 million and $18 million are included in “Due to Guardian Life Insurance Company of America and its affiliates” in the Consolidated Balance Sheets at December 31, 2007 and 2006, respectively.

Investments

A significant portion of the Company’s separate account assets is invested in affiliated mutual funds that are advised by RS and sub advised by GIS (see Note 1). Each of these funds has an investment advisory agreement with RS Investments. Separate account assets under management with affiliated mutual funds amounted to $3,297 million and $3,073 million as of December 31, 2007 and 2006, respectively.

The Company also maintains investments in RS mutual funds in the amount of $13 million and $24 million at December 31, 2007 and 2006, respectively, of which, $12 million and $23 million are recorded in “Affiliated mutual funds” and $1 million and $1 million are recorded in “Trading securities” in the Consolidated Balance Sheets.

During 2007 the Company sold shares in the RS Small Cap Core Equity Fund with a cost basis of $8 million for $14 million resulting in a realized gain of $6 million. The proceeds from this transaction were used to purchase shares in other affiliated mutual funds.

Certain employee benefits plans of The Guardian have assets invested in GIAC separate accounts under group annuity contracts. The fair market value of the assets held under these contracts was $102 million and $287 million as of December 31, 2007 and 2006, respectively. On August 1, 2007, one contract with The Guardian was terminated and the assets totaling $177 million were transferred to an unrelated third party under a new management agreement.

Administrative Services Agreement

The Company has administrative services agreements with GIS and RS that provide for fee income to GIAC calculated based on the monthly/quarterly average assets of the affiliated mutual funds’ participation within GIAC’s variable insurance products separate accounts. During 2007 and for the four months ended December 31, 2006, such fee income amounted to $3 million and $1 million, which is reflected in “Other (expense) income” in the Consolidated Statements of Income and Comprehensive Income, of which $1 million is receivable and included in “Other assets” in the Consolidated Balance Sheets at December 31, 2007. There were no such receivable at December 31, 2006.

Commissions

PAS earned commissions from GIS, including trail commissions, in the amount of $2 million for December 31, 2007 and $0.7 million for four months ended December 31, 2006, which is recorded in “Other income” in the Consolidated Statements of Income and Comprehensive Income. Commissions receivable from GIS in the amount of $0.4 million and $0.3 million are included in “Other assets” in the Consolidated Balance Sheets at December 31, 2007 and 2006, respectively.

B-63

The Guardian Insurance & Annuity Company, Inc.

and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

11.  LITIGATION

The Company is engaged in various legal actions arising out of its insurance and investment operations. In the opinion of management, any losses together with the ultimate liability resulting from such actions would not have a material adverse effect on the consolidated balances sheet of the Company.

B-64

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of The Guardian Insurance & Annuity Company, Inc. and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

April 7, 2008

B-65

Part C

ITEM 27:	Exhibits

The following exhibits:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N		(1)

(b)	Custodian Agreements. Not Applicable.		N/A

(c)	Distribution Agreements.

	(c)(i)	Distribution and Service Agreement between GIAC and GIS (August 23, 1985)	(1)

	(c)(ii)	Field Representative Agreement (FRVUL)	Pre-Eff #2

	(c)(iii)	Agreement of Agency (FTAVUL)	Pre-Eff #2

	(c)(iv)	Agreement of General Agency (GAVULUL)	Pre-Eff #2

	(c)(v)	Memorandum of Agreement (CDM)	Pre-Eff #2

	(c)(vi)	Special Agreement of Agency (SPAG)	Pre-Eff #2

	(c)(vii)	Brokerage Agreement	Pre-Eff #2

	(c)(viii)	Form of GIAC Selling Agreement (08/08)	Pre-Eff #2

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy		(1)

(e)	Applications

	(e)(i)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy.	(1)

	(e)(ii)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (Guaranteed and Simplified Issue cases)	(1)

(f)	Certification of Incorporation and By-Laws.

	(f)(i)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(ii)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(iii)	By-laws of The Guardian Insurance & Annuity Company, Inc.	(1)

(g)	Reinsurance Agreements.

	(g)(i)	Reinsurance Agreement #3001 (including Revisions 1-11 through Aug 1, 2008)	(2)

	(g)(ii)	Reinsurance Agreement #3002 (including Revisions 1-5 through Aug 1, 2008)	(2)

(h)	Participation Agreements.

	(h)(i)	Aim Variable Insurance Funds	(2)

		(a) Amendments to Agreement (No. 1-5)	(2)

		(b) Amendment to Agreement (No. 6)	Pre-Eff #2

		(c) Amendment to Agreement (No. 7) (2008)	(2)

	(h)(ii)	Davis Variable Account Fund, Inc. (including Addenda 1-2)**	(2)

		(a) Addenda #3 to Agreement (July 2004)	(2)

		(b) Addenda #4 to Agreement	(2)

		(c) Addenda #5 to Agreement (2008)	(2)

	(h)(iii)	Fidelity Variable Insurance Products Fund (including amendments 1-3)	(2)

		(a) Amendment #4 to Agreement (2002)	(2)

		(b) Amendment #5 to Agreement (2005)	(2)

		(c) Amendment #6 to Agreement (2008)	(2)

	(h)(iv)	Gabelli Capital Series Funds, LLP (including first addendum-2001)	(2)

	(h)(v)	Janus Aspen Series (service shares) (2000)	Pre-Eff #2

		(a) Amendment to Agreement (2000)	Pre-Eff #2

		(b) Amendment to Agreement (2008)	Pre-Eff #2

	(h)(vi)	MFS Variable Insurance Trust**	(2)

		(a) Amendment to Agreement (Aug 2000)	(2)

		(b) Amendment to Agreement (Nov 2000)	(2)

		(c) Amendment to Agreement (2006)	(2)

		(d) Amendment to Agreement (2008)	(2)

	(h)(vii)	Alliance Variable Products Series Fund, Inc.	(2)

		(a) Amendment to Agreement (2008)	(2)

	(h)(viii)	Value Line, Inc.	(2)

		(a) Amendment to Agreement (2008)	(2)

	(h)(ix)	RS Variable Product Trust	(2)

		(a) Amendment to Agreement (2008)	Pre-Eff #2

	(h)(x)	Delaware	Pre-Eff #2

		(a) Amendment to Participation Agreement (2008)	Pre-Eff #2

	(h)(xi)	Franklin Templeton	(2)

		(a) Amendment No. 1 (2004)	(2)

		(b) Amendment No. 2 (2007)	(2)

		(c) Amendment No. 3 (2008)	(2)

	(h)(xii)	Van Kampen	(2)

		(a) Amendment No. 1 (2005)	(2)

		(b) Amendment No. 2 (2008)	(2)

	(h)(xiii)	American Century**	(2)

		(a) First Amendment	(2)

		(b) Second Amendment (2008)	(2)

	(h)(xiv)	Fred Alger	Pre-Eff #2

		(a) First Amendment	Pre-Eff #2

		(b) Second Amendment (2008)	(2)

(i)	Administrative Contracts

	(i)(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc. (2007)	(1)

	(i)(ii)	Agreement for services between The Guardian Insurance & Annuity Company, Inc and American Financial Systems**	(2)

(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.:

	(j)(i)	D. Scott Dolfi	(1)

	(j)(ii)	Gary B. Lenderink	(1)

	(j)(iii)	Robert E. Broatch	(1)

	(j)(iv)	Joseph A. Caruso	(1)

	(j)(v)	Armand M. de Palo	(1)

	(j)(vi)	Margaret W. Skinner	(1)

(k)	Legal Opinion.

	(k)(i)	Opinion of Richard T. Potter, Jr., Esq.	(2)

	(k)(ii)	Consent of Richard T. Potter, Jr., Esq.	Pre-Eff #2

(l)	Opinion and Consent of actuarial officers.		Pre-Eff #2

(m)	Calculation.		(2)

(n)	Consent of PricewaterhouseCoopers LLP		Pre-Eff #2

(o)	No financial statements are omitted.		N/A

(p)	Not applicable.		N/A

(q)	Memorandum on the Policy’s Issuance. Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy for Flexible Premium Adjustable Variable Life Insurance Policy.		(2)

(1)	Incorporated by reference to the Registration Statement on Form N-6 filed by the Registrant on May 21, 2008 (File No. 333-151073; Accession No. 0001193125-08-120023)
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed by the Registrant on August 1, 2008 (File No. 333-151073; Accession No. 0001193125-08-163928)
**	Certain financial information redacted as confidential

Item 28.	Directors and Officers of the Depositor

The following is a list of directors and principal officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004.

Name	Positions with GIAC
D. Scott Dolfi	Director and President
Armand M. de Palo	Director
Gary B. Lenderink	Director
Robert E. Broatch	Director
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Joseph A. Caruso	Director and Executive Vice President and Corporate Secretary
Margaret W. Skinner	Director and Executive Vice President, Individual Products Distribution
Barbara L. Snyder	Senior Vice President & Chief Actuary
John H. Walter	Vice President & Controller
Richard T. Potter, Jr.	Senior Vice President and Counsel
Richard A. Cumiskey	Senior Vice President and Chief Compliance Officer
Maria Umbach	Vice President and Chief Marketing Officer
Dennis P. Mosticchio	Vice President, Group Pensions
James Consolati	Vice President, Retirement Services
Hugh J. McAleer	Vice President, Selection, Claims & Individual Markets Operations
Bruce P. Chapin	Vice President, Corporate Tax
Barry I. Belfer	Treasurer

Item 29.	Persons Controlled by or under Common Control with Depositor or Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of July 31, 2008. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Park Avenue Securities LLC	Delaware	100%
Guardian Investor Services LLC	Delaware	100%
RS Investment Management Co. LLC	Delaware	69.62%
Berkshire Life Insurance Company of America	Massachusetts	100%
Guardian Trust Company, FSB	Federal Savings Bank	100%
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Managed Dental Care	California	100%
First Commonwealth, Inc.	Delaware	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth Limited Health Services Corporation	Wisconsin	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
First Commonwealth Insurance Company	Illinois	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Innovative Underwriters, Inc.	New Jersey	100%
Hanover Acquisition LLC	Delaware	100%
RS Tax-Exempt Fund	Massachusetts	82.09%
RS International Growth Fund	Massachusetts	32.29%
RS Investment Quality Bond Fund	Massachusetts	34.95%
RS Asset Allocation Fund	Massachusetts	20.10%
RS Small Cap Core Equity Fund	Massachusetts	34.74%
RS Emerging Markets Fund	Massachusetts	18.16%
RS High Yield Bond Fund	Massachusetts	87.72%
RS Small Cap Core Equity VIP Series	Massachusetts	35.13%
RS Low Duration Bond Fund	Massachusetts	84.96%
RS Low Duration Bond VIP Series	Massachusetts	29.82%
RS Asset Allocation VIP Series	Massachusetts	47.57%
RS S&P 500 Index VIP Series	Massachusetts	41.21%
RS High Yield Bond VIP Series	Massachusetts	48.12%
RS S&P 500 Index Fund	Massachusetts	15.90%
RS Core Equity Fund	Massachusetts	17.50%
RS Large Cap Value Fund	Massachusetts	85.45%
RS Large Cap Value VIP Series	Massachusetts	66.45%
RS Partners VIP Series	Massachusetts	23.25%
RS Equity Dividend VIP Series	Massachusetts	52.12%
RS Value VIP Series	Massachusetts	65.73%
RS Technology VIP Series	Massachusetts	32.91%
RS Global Natural Resources VIP Series	Massachusetts	10.35%
RS Midcap Opportunities VIP Series	Massachusetts	79.60%
RS Equity Dividend Fund	Massachusetts	67.77%

The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of July 31, 2008:

Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
RS Variable Products Trust	Massachusetts	100%

Item 30.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable life insurance polices and variable annuity contracts and it is also the principal underwriter of shares of:

The RS Variable Products Trust, a series trust consisting of the following series: RS Core Equity VIP Series, RS S&P 500 Index VIP Series, RS Asset Allocation VIP Series, RS Low Duration Bond VIP Series, RS Large Cap Value VIP Series, RS Partners VIP Series, RS Investment Quality Bond VIP Series, RS Money Market VIP Series, RS International Growth VIP Series, RS Emerging Markets VIP Series, RS Small Cap Core Equity VIP Series, RS Global Natural Resources VIP Series, RS Equity Dividend VIP Series, RS Technology VIP Series, RS Mid Cap Opportunities VIP Series, RS Value VIP Series.

The RS Investment Trust, a series trust consisting of the following series:

(i) Growth Series: RS Diversified Growth Fund, RS Emerging Growth Fund, RS Growth Fund, RS Technology Fund, RS MidCap Opportunities Fund, and RS Smaller Company Growth Fund;

(ii) Value Series: RS Global Natural Resources Fund, RS Investors Fund, RS Large Cap Value Fund, RS Partners Fund, and RS Value Fund;

(iii) Core Equity Series: RS Core Equity Fund, RS Small Cap Core Equity Fund, and RS S&P 500 Index Fund;

(iv) International Series: RS International Growth Fund, and RS Emerging Markets Fund;

(v) Fixed Income Series: RS Investment Quality Bond Fund, RS Low Duration Bond Fund, RS High Yield Bond Fund, RS Tax-Exempt Fund, and RS Cash Management Fund;

(vi) Asset Allocation Series: RS Asset Allocation Fund.

All of the aforementioned funds and the series trust are registered with the SEC as open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts: The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act; and separate accounts which is unregistered.

(b) The following is a list of the managers and principal officers of GIS. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

Name	Position(s) with GIS
Margaret W. Skinner	Manager and President
Gary B. Lenderink	Manager
Armand M. de Palo	Manager
Robert E. Broatch	Manager
Joseph A. Caruso	Manager and Executive Vice President, Corporate Secretary
John H. Walter	Senior Vice President, Equity Financial Management & Control
Thomas G. Sorrell	Executive Vice President & Chief Investment Officer
Donald P. Sullivan, Jr.	Executive Vice President, Broker-Dealer, Equity Administration
Peggy L. Coppola	Senior Vice President, Equity Business Development
Richard T. Potter, Jr.	Senior Vice President and Counsel
Richard A. Cumiskey	Senior Vice President and Chief Compliance Officer
William D. Ford	Vice President and National Accounts Manager
Peter M. Quinn	Vice President, Retirement Sales
James Consolati	Vice President, Retirement Services
Peter T. Joyce	Vice President, Internal Sales
Greg Rusteberg	Vice President and National Sales Manager of Mutual Funds
Bruce P. Chapin	Vice President, Corporate Tax
Barry I. Belfer	Treasurer

(c) GIS, as the principal underwriter of the Registrant’s variable life contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 32.	Location of Accounts and Records

Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 33.	Management Services

None.

Item 34.	Fee Representation

The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Act of 1940, the Registrant, The Guardian Separate Account N has duly caused this Pre-effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on August 26, 2008.

THE GUARDIAN SEPARATE ACCOUNT N
(Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
(Name of Depositor)

By:	/s/ Richard T. Potter, Jr.
Senior Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 2 to the Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

	/s/ Margaret W. Skinner*	Director and Executive Vice President, Individual Products Distribution
Margaret W. Skinner

	/s/ D. Scott Dolfi*	Director and President
D. Scott Dolfi
(Principal Executive Officer)

	/s/ John H. Walter	Vice President and Controller
John H. Walter
(Principal Accounting Officer)

	/s/ Armand M. de Palo*	Director
Armand M. De Palo

	/s/ Joseph A. Caruso*	Director, Executive Vice President and Corporate Secretary
Joseph A. Caruso

	/s/ Gary B. Lenderink*	Director
Gary B. Lenderink

	/s/ Robert E. Broatch*	Director
Robert E. Broatch

*By:	/s/ Richard T. Potter, Jr.	Date: August 26, 2008
Richard T. Potter, Jr.
Senior Vice President and Counsel

*	Pursuant to Power of Attorney

The Guardian Separate Account N

Exhibit Index

The following exhibits:			Filed in:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N		(1)

(b)	Custodian Agreements.		Not Applicable.

(c)	Distribution Agreements.

	(c)(i)	Distribution and Service Agreement between GIAC and GIS (August 23, 1985)	(1)

	(c)(ii)	Field Representative Agreement (FRVUL)	Pre-Eff #2

	(c)(iii)	Agreement of Agency (FTAVUL)	Pre-Eff #2

	(c)(iv)	Agreement of General Agency (GAVULUL)	Pre-Eff #2

	(c)(v)	Memorandum of Agreement (CDM)	Pre-Eff #2

	(c)(vi)	Special Agreement of Agency (SPAG)	Pre-Eff #2

	(c)(vii)	Brokerage Agreement	Pre-Eff #2

	(c)(viii)	Form of GIAC Selling Agreement (08/08)	Pre-Eff #2

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy		(1)

(e)	Applications

	(e)(i)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (fully underwritten cases)	(1)

	(e)(ii)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (guaranteed and simplified underwriting cases)	(1)

(f)	Certification of Incorporation and By-Laws.

	(f)(i)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(ii)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(iii)	By-laws of The Guardian Insurance & Annuity Company, Inc.	(1)

(g)	Reinsurance Agreements.

	(g)(i)	Reinsurance Agreement #3001 (including Revisions 1-10 through August 1, 2008)	(2)

	(g)(ii)	Reinsurance Agreement #3002 (including Revisions 1-5 through August 1, 2008)	(2)

(h)	Participation Agreements.

	(h)(i)	Aim Variable Insurance Funds	(2)

		(a) Amendments No. 1-5	(2)

		(b) Amendment No. 6	Pre-Eff #2

		(c) Amendment No. 7	(2)

	(h)(ii)	Davis Variable Account Fund, Inc. (incl. Addenda 1-2)**	(2)

		(a) Addenda No. 3 (2004)	(2)

		(b) Addenda No. 4	(2)

		(c) Addenda No. 5 (2008)	(2)

	(h)(iii)	Fidelity Variable Insurance Products Fund (including amendments 1-3)	(2)

		(a) Amendment No. 4	(2)

		(b) Amendment No. 5	(2)

		(c) Amendment No. 6	(2)

	(h)(iv)	Gabelli Capital Series Funds, LLP (including first addendum 2001)	(2)

	(h)(v)	Janus Aspen Series	Pre-Eff #2

		(a) Amendment to Agreement	Pre-Eff #2

		(b) Amendment to Agreement (2008)	Pre-Eff #2

	(h)(vi)	MFS Variable Insurance Trust	(2)

		(a) Amendment to Agreement (Aug. 2000)	(2)

		(b) Amendment to Agreement (Nov. 2000)	(2)

		(c) Amendment to Agreement (2006)	(2)

		(d) Amendment to Agreement (2008)	(2)

	(h)(vii)	Alliance Variable Products Series Fund, Inc.	(2)

		(a) Amendment to Agreement (2008)	(2)

	(h)(viii)	Value Line, Inc.	(2)

		(a) Amendment to Agreement (2008)	(2)

	(h)(ix)	RS Variable Product Trust	(2)

		(a) Amendment to Agreement (2008)	Pre-Eff #2

	(h)(x)	Delaware Investments	Pre-Eff #2

		(a) Amendment to participation Agreement (2008)	Pre-Eff #2

	(h)(xi)	Franklin Templeton	(2)

		(a) Amendment No. 1 (2004)	(2)

		(b) Amendment No. 2 (2007)	(2)

		(c) Amendment No. 3 (2008)	(2)

	(h)(xii)	Van Kampen	(2)

		(a) Amendment No. 1 (2005)	(2)

		(b) Amendment No. 2 (2008)	(2)

	(h)(xiii)	American Century**	(2)

		(a) First Amendment	(2)

		(b) Second Amendment (2008)	(2)

	(h)(xiv)	Fred Alger	Pre-Eff #2

		(a) First Amendment	Pre-Eff #2

		(b) Second Amendment (2008)	(2)

(i)	Administrative Contracts

	(i)(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc. (2007)	(1)

	(i)(ii)	Agreement for services between The Guardian Insurance & Annuity Company, Inc and American Financial Systems**	(2)

(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.

	(j)(i)	D. Scott Dolfi	(1)

	(j)(ii)	Gary B. Lenderink	(1)

	(j)(iii)	Robert E. Broatch	(1)

	(j)(iv)	Joseph A. Caruso	(1)

	(j)(v)	Armand M. de Palo	(1)

	(j)(vi)	Margaret W. Skinner	(1)

(k)	Legal Opinion.		(2)

	(k)(i)	Opinion of Richard T. Potter, Jr., Esq.	(2)

	(k)(ii)	Consent of Richard T. Potter, Jr., Esq.	Pre-Eff # 2

(l)	Opinion and Consent of actuarial officers.		Pre-Eff # 2

(m)	Calculation.		(2)

(n)	Consent of PricewaterhouseCoopers LLP		Pre-Eff # 2

(o)	No financial statements are omitted.		Not applicable

(p)	Initial Capital Agreements		Not applicable

(q)	Memorandum on the Policy’s Issuance, Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy for Flexible Premium Adjustable Variable Life Insurance Policy.		(2)

(1)	Incorporated by reference to the Registration Statement on Form N-6 filed by the Registrant on May 21, 2008 (File No. 333-151073; Accession No. 0001193125-08-120023)
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed by the Registrant on August 1, 2008 (File No. 333-151073; Accession No. 0001193125-08-163928)
**	Certain financial information redacted as confidential